Exhibit D

TABLE OF CONTENTS

INTRODUCTION	D-1

MAP OF BRAZIL	D-2

SUMMARY	D-3

THE FEDERATIVE REPUBLIC OF BRAZIL	D-5

Area, Population and Society	D-5

Form of Government and Political Parties	D-6

Foreign Affairs and Membership in International Organizations	D-7

THE BRAZILIAN ECONOMY	D-9

Historical Background	D-9

The 2012-2015 Multi-Year Plan	D-9

The Brazilian Economy in 2013	D-11

Gross Domestic Product	D-12

Prices and Wages	D-14

Employment and Labor	D-15

State-Controlled Enterprises	D-17

Environment	D-18

Education	D-19

Wealth and Income Distribution	D-19

Antitrust Law	D-20

Incentives for Private Investment	D-21

PRINCIPAL SECTORS OF THE ECONOMY	D-24

Industry	D-24

Services	D-25

Agriculture and Livestock	D-27

BALANCE OF PAYMENTS AND FOREIGN TRADE	D-29

Balance of Payments	D-29

Foreign Trade	D-30

Foreign Investment	D-37

International Reserves	D-38

Foreign Exchange Rates and Exchange Controls	D-38

Swap Transactions	D-39

THE FINANCIAL SYSTEM	D-41

General	D-41

Institutional Framework	D-41

Monetary Policy and Money Supply	D-42

Limitation of Public Sector Debt	D-44

Public Sector Financial Institutions	D-44

Private Sector Financial Institutions	D-45

Regulation by Central Bank	D-45

Securities Markets	D-49

PUBLIC FINANCE	D-51

Consolidated Public Sector Fiscal Performance	D-51

Budget Process	D-52

2014 Budget	D-54

Taxation and Revenue Sharing Systems	D-57

Sovereign Fund	D-58

Fiscal Responsibility Law and Fiscal Crime Law	D-58

PUBLIC DEBT	D-60

General	D-60

Legal Aspects: Public Debt Regulation and Taxation	D-63

Contingent Liabilities	D-64

Public Sector External Debt	D-65

External Federal Public Debt	D-67

Advances in External Debt Management	D-69

Advances in Domestic Debt Management	D-69

External Debt Restructuring and Debt Record	D-71

TABLES AND SUPPLEMENTARY INFORMATION	D-72

INTRODUCTION

This description of the Federative Republic of Brazil (“Brazil” or the “Republic”) is dated as of September 30, 2014 and appears as Exhibit D to the Republic’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2013. In this report, references to “dollars”, “U.S. dollars”, “U.S.$” and “$” are to United States dollars, and references to “real”, “reais” and “R$” are to Brazilian reais. The fiscal year of the federal government of Brazil (the “Federal Government”) ends December 31 of each year. The fiscal year ended December 31, 2013 is referred to herein as “2013”, and other years are referred to in a similar manner. Tables herein may not add due to rounding.

The following table sets forth certain exchange rate information reported by the Central Bank for the sale of U.S. dollars, expressed in nominal reais, for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the real.

Table No. 1

Commercial Exchange Rates (Sell Side)

R$/$1.00

	Average for Period (1)	End of Period	Percentage Change (End of Period)
2009	1.9935	1.7412	-25.5
2010	1.7593	1.6662	-4.3
2011	1.6746	1.8758	12.6
2012	1.9550	2.0435	8.9
2013	2.1605	2.3426	14.6

(1)	Weighted average of the exchange rates on business days during the period.

Source: Central Bank

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank was R$ 2.4085 to U.S.$1.00 on September 25, 2014.

MAP OF BRAZIL

SUMMARY

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

Table No. 2

Selected Brazilian Economic Indicators

	2009		2010		2011		2012		2013
Gross Domestic Product (“GDP”):
(in billions of current Brazilian reais)	R$	3,239.40	R$	3,770.08	R$	4,143.01	R$	4,392.09	R$	4,844.82
(in U.S.$ billions current prices)(1)		$1,625.6		$2,143.9		$2,475.1		$2,247.3		$2,243.1
Real GDP Growth (decline)(2)		-0.3%		7.5%		2.7%		1.0%		2.5%
Population (millions)		191.5		190.7		192.4		193.9		201.0
GDP Per Capita(3)		8,399.31		10,966.47		12,538.52		11,279.15		11,157.76
Unemployment Rate(4)		6.8%		5.3%		4.7%		4.6%		4.3%
IPCA (rate of change) (5)		4.3%		5.9%		6.5%		5.8%		5.9%
IGP-DI (rate of change) (6)		-1.4%		11.3%		5.0%		8.1%		5.5%
Nominal Devaluation Rate(7)		-25.5%		-4.3%		12.6%		8.9%		14.6%
Domestic Real Interest Rate(8)		5.38%		3.66%		4.80%		2.50%		2.17%
Balance of Payments (in U.S.$ billions)
Exports		153.0		201.9		256.0		242.6		242.0
Imports		(127.7)		(181.8)		(226.2)		(223.2)		(239.6)
Current Account		(24.3)		(47.3)		(52.5)		(54.2)		(81.2)
Capital and Financial Account (net)		71.3		99.9		112.4		70.0		74.3
Overall Balance (Change in Reserves)		46.7		49.1		58.6		18.9		(5.9)
Total Official Reserves		238.5		288.58		352.01		378.61		375.79
Public Finance (% of GDP)
Central Government Primary Balance (9)		1.3%		2.1%		2.3%		2.0%		1.6%
Consolidated Public Sector Primary Balance (10)		2.0%		2.7%		3.1%		2.4%		1.9%
Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD or DPMFi)	R$	1,398.42	R$	1,603.94	R$	1,783.06	R$	1,916.71	R$	2,028.13
External Federal Public Debt (EFPD or DPFe)	R$	98.97	R$	90.10	R$	83.29	R$	91.28	R$	94.68
Federal Public Debt as % of Nominal GDP		46.2%		44.9%		45.0%		45.7%		43.8%
Total Federal Public Debt (in R$ billions) (11)	R$	1,497.39	R$	1,694.00	R$	1,866.35	R$	2,007.98	R$	2,122.81
General Government Gross Debt (GGGD or DBGG) (in R$ billions) (12)	R$	1,973.42	R$	2,011.52	R$	2,243.60	R$	2,583.95	R$	2,748.00
DBGG as % of GDP		60.9%		53.4%		54.2%		58.8%		56.7%
Public Sector Net Debt (NPSD or DLSP) (in R$ billions) (13) (14)	R$	1,362.71	R$	1,475.82	R$	1,508.55	R$	1,550.08	R$	1,626.33
DLSP as % of GDP		42.1%		39.2%		36.4%		35.3%		33.6%

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2010 Brazilian reais.

(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period
(5)	The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística or “IBGE”).
(6)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(7)	Year-over-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(8)	Brazilian federal treasury securities deflated by the IPCA and adjusted at each month-end to denote real annual yield.
(9)	The Central Government consists of the National Treasury Secretariat, the Social Security System (“RGPS”) and the Central Bank. The Consolidated Public Sector consists of the Central Government, Regional Governments and Public Enterprises, except Petrobras and Eletrobras.
(10)	Primary balance represents Government revenues less Government expenditures, excluding interest expenditures on public debt.
(11)	Total Federal Public Debt announced by the National Treasury Secretariat.
(12)	The General Government Gross Debt (“GGGD”) pertains to that of the federal, state and municipal governments, both with the private sector and the public financial sector. However, debts that are the responsibility of state-owned companies (at the three levels of government) are not included in the GGGD category. Central Bank liabilities likewise do not figure in this indicator.
(13)	The Net Public Sector Debt (“NPSD”) refers to the total liabilities of the non-financial public sector deducted from its financial assets held by non-financial private agents as well as public and private financial agents. For Brazil, unlike for many other countries, NPSD includes Central Bank assets and liabilities including, among other items, international reserves (assets) and the monetary base (liabilities).
(14)	NPSD is the main indebtedness indicator used by the Brazilian government when making economic policy decisions. For example, in its fiscal reports, the federal government generally focuses on the NPSD/GDP ratio, and includes in its Budgetary Guidelines Law (“LDO”) an annual estimate of this indicator’s evolution for the current year and three subsequent years, based on its expectations about real interest rates, economic growth and primary surplus targets for the whole public sector.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank; National Treasury Secretariat

THE FEDERATIVE REPUBLIC OF BRAZIL

Area, Population and Society

Brazil is the fifth largest country in the world and occupies nearly half the land area of South America, sharing borders with every country in South America except Chile and Ecuador. Brazil is officially divided into five regions consisting of 26 States and the Federal District, where the Republic’s capital, Brasília, is located. The official language of Brazil is Portuguese.

Brazil has one of the most extensive river systems in the world. The dense equatorial forests and semi-arid plains of the North are drained by the Amazon River and the fertile grasslands of the South by the Paraná, Paraguay and Uruguay Rivers. Other river systems drain the central plains of Mato Grosso and the hills of Minas Gerais and Bahia. Most of the country lies between the Equator and the Tropic of Capricorn, and the climate varies from tropical to temperate. More than half of the total terrain of Brazil consists of rolling highlands varying from 650 to 3,000 feet in altitude.

According to the demographic census conducted by the IBGE in 2010, Brazil had an estimated population of 193.3 million that year. The IBGE estimated that Brazil’s population as of December 31, 2013 was 201.0 million. The average age of the Brazilian population, as reported by IBGE in its 2010 Population Census, was 32.1 years. The following table sets forth the age distribution of the Brazilian population as of 2010:

Brazilian Population Distribution by Sex, According to Age Groups

Age	Number of men	Percentage of men	Number of women	Percentage of women
0-4 years	7,016,987	3.7%	6,779,172	3.6%
5-9 years	7,624,144	4.0%	7,345,231	3.9%
10-14 years	8,725,413	4.6%	8,441,348	4.4%
15-19 years	8,558,868	4.5%	8,432,002	4.4%
20-24 years	8,630,227	4.5%	8,614,963	4.5%
25-29 years	8,460,995	4.4%	8,643,418	4.5%
30-34 years	7,717,657	4.0%	8,026,855	4.2%
35-39 years	6,766,665	3.5%	7,121,916	3.7%
40-44 years	6,320,570	3.3%	6,688,797	3.5%
45-49 years	5,692,013	3.0%	6,141,338	3.2%
50-54 years	4,834,995	2.5%	5,305,407	2.8%
55-59 years	3,902,344	2.0%	4,373,875	2.3%
60-64 years	3,041,034	1.6%	3,468,085	1.8%
65-69 years	2,224,065	1.2%	2,616,745	1.4%
70-74 years	1,667,373	0.9%	2,074,264	1.1%
75-79 years	1,090,518	0.6%	1,472,930	0.8%
80-84 years	668,623	0.4%	998,349	0.5%
85-89 years	310,759	0.2%	508,724	0.3%
90-94 years	114,964	0.1%	211,595	0.1%
95-99 years	31,529	0.0%	66,806	0.0%
Over 100 years	7,247	0.0%	16,989	0.0%

Source: IBGE

IBGE also estimated that, as of 2010, the population was growing at a rate of 1.17% per year. Approximately 160.9 million people, or 84.4% of the population, live in urban areas. According to the 2010 Census, the largest cities in Brazil were São Paulo and Rio de Janeiro, with estimated populations of 11.2 million and 6.3 million, respectively. Other cities with populations in excess of one million were Brasília, Belém, Belo Horizonte, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife and Salvador. The States with the largest GDP in Brazil, São Paulo, Rio de Janeiro and Minas Gerais, had populations in excess of 41.2 million, 15.9 million and 19.5 million, respectively.

According to the United Nations’ Human Development Report Office, Brazil has made significant progress in improving social welfare over the past three decades. During that period, life expectancy in Brazil increased by 18.2% (from 62.5 years in 1980 to 73.9 years in 2013) and the infant mortality rate decreased by 78.0% (from 59 per 1,000 live births in 1990 to 13 per 1,000 live births in 2012). Adjusted for purchasing power parity by the International Monetary Fund, real GDP per capita rose by 200.87% from 1980 ($3,760.62) to 2010 ($11,314.41). In addition, the reduction in inflation under the Plano Real and the consequent diminution of the erosion of purchasing power have improved the social welfare of large numbers of lower-income Brazilians.

The following table sets forth comparative GDP per capita figures and other selected comparative social indicators for 2013.

Table No. 3

Social Indicators

	Brazil	Chile	Colombia	Mexico	U.S.
Real GDP per capita (1)	$15,033.8	$21,911.3	$12,370.9	$16,463.4	$53,142.9
Life expectancy at birth (years) (2)	73.6	79.6	73.8	77.1	78.7
Infant mortality rate (per 1,000 births)	12.3	7.1	14.5	12.5	5.9
Adult literacy rate (3)	91.3%	98.6%	93.6%	94.2%	n.a.

(1)	GDP per capita estimates here are derived from Purchasing Power Parity (PPP) calculations with current international dollars. PPP GDP is gross domestic product converted to international dollars using purchasing power parity rates. An international dollar has the same purchasing power over GDP as the U.S. dollar has in the United States.
(2)	Data refer to 2012; 2013 data not yet available.
(3)	Data refer to the most recent year available (2009 for Chile and 2011 for Colombia).

Source: World Bank.

Form of Government and Political Parties

Brazil is a democratic state with a civilian led government. The current Brazilian Constitution (Constituição da República Federativa do Brasil or the “Constitution”) was adopted in 1988. Brazil is a federative republic with broad powers granted to the Federal Government. The Constitution provides for three independent branches of government: an executive branch headed by the President; a legislative branch consisting of the bicameral National Congress of Brazil (Congresso Nacional do Brasil or the “National Congress”), composed of the Chamber of Deputies and the Senate; and a judicial branch consisting of the Federal Supreme Court (Supremo Tribunal Federal or STF), the Superior Court of Justice (Superior Tribunal de Justiça or STJ) and lower federal and State courts.

Under the Constitution, the President is elected by direct vote, and the President and certain other elected officials may be re-elected for a second term. The President’s powers include the right to appoint ministers and key executives in selected administrative posts. The President may issue provisional measures (medidas provisórias) with the same scope and effect as legislation enacted by the National Congress. However, the Constitution prohibits the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets, the seizure of financial or other assets, and the regulation of matters that the Constitution specifically requires the National Congress to regulate through complementary law. Provisional measures are enforceable for up to 60 days and are extendable for a single additional period of 60 days. If a provisional measure is rejected or if it is not approved by the National Congress within the enforcement period, the provisional measure becomes invalid as of the date it was issued. The Constitution expressly prohibits the re-issuance of provisional measures not approved by the National Congress within the enforcement period.

In October 2010, the Workers’ Party (Partido dos Trabalhadores or “PT”) candidate, Dilma Vana Rousseff, was elected as Brazil’s first female president. She took office on January 1, 2011, replacing outgoing president Luiz Inácio Lula da Silva. In December 2010, President Rousseff announced that her administration would be based on democratic principles and would continue the goal of eradicating poverty with the Brazil Without Extreme Poverty Plan (Plano Brasil Sem Miséria).

The legislative branch of the Federal Government consists of a bicameral National Congress composed of the Senate and the Chamber of Deputies. The Senate has 81 senators, elected for staggered eight-year terms, and the Chamber of Deputies has 513 deputies, elected for concurrent four-year terms. Each State and the Federal District is entitled to three senators. The number of deputies from each State is generally proportional to the size of its population. However, each State, regardless of size, is entitled to have a minimum of 8 deputies and a maximum of 70 deputies. This quasi-proportional system assures smaller States (whether by size or population) an important role in the National Congress.

During the October 2010 elections, 513 federal deputies and 54 of 81 senators were elected, taking office on February 1, 2011. Following the October 2010 elections, the coalition of political parties supporting President Rousseff obtained 59% (365/513) of the seats in the Chamber of Deputies and 62% (50/81) of the seats in the Senate. As of July 15, 2014, 71% (359/513) of the seats in the Chamber of Deputies and 72% (58/81) of the seats in the Senate were held by parties that support President Rousseff. Senator Renan Calheiros and Deputy Henrique Eduardo Alves, both allied with President Rousseff, are the current presidents of the Senate and of the Chamber of Deputies, respectively.

General elections will be held in Brazil on October 5, 2014. During these elections Brazilians will elect the President, the National Congress, state governors and state legislatures. If no candidate in any of the presidential or gubernatorial elections receives more than 50% of the votes, a second-round runoff will be held on October 26, 2014.

Eleven parties registered candidacies at the Superior Electoral Court (TSE). The three main candidates are Dilma Rousseff (PT), Aécio Neves (PSDB) and Marina Silva (PSB). Polling data indicate that combined, these three candidates have the support of approximately 82% of the voters.

Judicial power is exercised by the Federal Supreme Court – STF – (composed of 11 justices), the Superior Court of Justice – STJ – (composed of 33 justices), the Federal Regional Courts (appeals courts), military courts, labor courts, electoral courts and several lower federal courts. The STF, whose members are appointed for life by the President (with mandatory retirement at 70 years of age), has ultimate appellate jurisdiction over decisions rendered by lower federal and State courts on Constitutional matters. The STJ, whose members are also appointed for life by the President (with mandatory retirement at 70 years of age), is responsible for standardizing the interpretation of national federal law.

Brazil is divided administratively into 26 states and the Federal District. The States are designated as autonomous entities within the federative union and have all powers that the Constitution does not preclude the States from exercising. The Constitution reserves to the Federal Government the exclusive power to legislate in certain areas, including, among others, monetary systems, foreign affairs and trade, social security and national defense. The States may exercise legislative power in matters not reserved exclusively for the Federal Government and have, concurrently with the Federal Government, certain powers of taxation. At the State level, executive power is exercised by governors elected for four-year terms and legislative power by State deputies, also elected for four-year terms. Judicial power at the State level is vested in State courts, and appeals of State court judgments may be taken to the Superior Court of Justice and the Federal Supreme Court.

Foreign Affairs and Membership in International Organizations

Brazil maintains diplomatic and trade relations with almost every nation in the world. It has been a member of the United Nations since 1945. The Republic participates in the organizations under the control of the United Nations Secretariat, as well as others of voluntary character, such as the Food and Agriculture Organization.

Brazil is an original member of the International Monetary Fund (“IMF”) and the World Bank, as well as three affiliates of the World Bank: the International Finance Corporation, the International Development Association and the Multilateral Investment Guaranty Agency. Brazil was an original member of the General Agreement on Tariffs and Trade (“GATT”) and is a charter member of the World Trade Organization. In addition, Brazil is an original member of the Inter-American Development Bank (“IDB”), the Inter-American Investment Corporation, the African Development Bank Group and the International Fund for Agricultural Development.

Brazil is an active member of the Group of Twenty, or G-20, which is the premier forum for international cooperation on the most important aspects of international economic and financial issues. It brings together the world’s major advanced and emerging economies.

Brazil is also a member of the Brazil-Russia-India-China-South Africa (“BRICS”) group. The last BRICS summit took place in Brazil, on July 15, 2014, with an overarching theme of “Inclusive Growth: Sustainable Solutions.” This event was the sixth since the BRICS group was formed in 2009. During the meeting, the agreement establishing the New Development Bank (NDB) was signed. The NDB’s purpose is to mobilize resources for infrastructure and sustainable development projects in BRICS and other emerging and developing economies. The NDB will have an initial authorized capital of U.S.$100 billion. The initial subscribed capital shall be equally distributed amongst the founding members. The voting power of each member shall equal its subscribed shares in the capital stock of the Bank.

At the regional level, Brazil participates in the Organization of American States (“OAS”) and in several sub-regional organizations under the OAS, as well as in the Latin American Economic System, the Latin American Integration Association, the Andean Development Corporation, the Financial Fund for the Development of the River Plate Basin and the Southern Common Market (Mercado Comum do Sul or “Mercosur”). Brazil is also a member state of the Union of South American Nations (União das Nações Sul-Americanas or “UNASUR”).

In March 1991, Brazil, Argentina, Paraguay and Uruguay signed the Treaty of Asunción, formally establishing Mercosur. In December 1994, the four member countries signed an agreement establishing the date of January 1, 1995 for the implementation of a Common External Tariff (“CET”) intended to transform the region into a customs union. On June 29, 2012, Paraguay was suspended from Mercosur following the impeachment of Paraguay’s president by the Paraguayan Senate. Paraguay’s suspension from Mercosur was lifted on August 15, 2013, upon the inauguration of a new constitutional government in Paraguay. On July 31, 2012, Venezuela was admitted to Mercosur as its fifth full member.

On December 7, 2012, Bolivia signed a Mercosur incorporation protocol to become a full member of Mercosur. The protocol sets forth the requirements that Bolivia must meet to attain full membership, which may only take place after the legislatures of the full members in good standing ratify the protocol. In addition to the full member countries, Mercosur has as associate members: Chile, Colombia, Ecuador, Peru, Guyana (pending ratification) and Suriname (pending ratification). Associate members are included in free trade treaties but have no voting rights within Mercosur.

At the London G-20 meeting on April 2, 2009, former President da Silva announced Brazil’s intention to assist international efforts to confront the global financial crisis by contributing substantial funding to the IMF. On June 10, 2009, the Minister of Finance, Guido Mantega, announced that Brazil would lend $10 billion to the IMF, which is approximately the amount of Brazil’s quota in the IMF. The closing of this loan was conditioned upon the issuance of notes by the IMF and final negotiation of the related New Agreement to Borrow (“NAB”). The NAB was signed between Brazil and the IMF on January 22, 2010, and the IMF issued notes to Brazil in exchange for the $10 billion loan.

In March 2011, ten bilateral agreements were signed between Brazil and the United States. The ten agreements address several strategic areas of bilateral cooperation, including trade and economic cooperation (establishing the Brazil-United States Commission on Economic and Trade Relations, with the objective of promoting bilateral economic and trade cooperation), air transportation, peaceful use of outer space, support for large sports events (the FIFA World Cup and the Olympic Games), research in biodiversity, development of a biofuel for aviation and technical cooperation with other countries.

On March 26, 2013, Brazil and China signed a Memorandum of Understanding on Bilateral Cooperation on Macroeconomic, Fiscal and Financial Policies. The memorandum aims to strengthen macroeconomic, fiscal, financial, monetary and supervisory cooperation between Brazil and China, through both bilateral and multilateral initiatives. The Central Bank of Brazil and the People’s Bank of China announced the establishment of a bilateral currency swap of R$60 billion, or CNY190 billion, for an initial period of three years. This program seeks to facilitate bilateral trade between the two countries.

THE BRAZILIAN ECONOMY

Historical Background

The Brazilian economy experienced high inflation during the late 1980s and early 1990s. This prompted the Federal Government to pursue a series of stabilization plans, which were mostly ineffective. In December 1993, the Federal Government announced a new stabilization program, known as the Plano Real, which proved to be effective in terms of curtailing inflation and building a foundation for sustained economic growth. The Plano Real was also designed to address persistent deficits in the Federal Government’s accounts, expansive credit policies and widespread, backward-looking indexation.

The Plano Real was very successful in reducing Brazilian inflation from hyperinflation, fighting indexation and adopting monetary austerity. Largely as a result of the measures implemented under the Plano Real, the average monthly rate of inflation dropped significantly; the annual rate of inflation for 1994 fell to 916.5%, down from 2,477.1% in 1993. The public sector operational balance also showed a surplus of 1.3% of GDP in 1994, versus a surplus of 0.2% of GDP in 1993.

However, after only a few years, in 1998, the fixed exchange rate was threatened by an adverse global economic environment and a fragile fiscal policy. In early 1999, due to market pressures, the Federal Government announced that the real would float. In July 1999, the Federal Government formally adopted inflation targeting as its monetary policy framework. After a successful start in 1999 and 2000, the Republic was unable to meet inflation targets between 2001 and 2003. In each year since 2005, the Central Bank has kept annual inflation within the limits determined by the National Monetary Council (“CMN”), a target of 4.5%, with a tolerance interval of plus or minus two percentage points.

To stabilize its foreign exchange market, in 1999 Brazil renegotiated a standby loan facility with the IMF. With the facility, Brazil was able to reduce its balance of payments funding needs while the exchange market stabilized. In 2005, Brazil decided not to renew its credit facility and paid all outstanding amounts to the IMF. As a result, Brazil is no longer a debtor of the IMF. Indeed following its April 9, 2009 G-20 London summit announcement, Brazil has become a lender and net provider of resources to the IMF.

Maintenance of a Fiscal Primary Balance surplus has contributed to the success of Brazil’s monetary policy. In each year from 2000 through 2013, the Federal Government achieved its Fiscal Primary Balance target, which is set in Brazil’s annual budget and adjusted by amendment as circumstances require. In 2009 and 2010, during the international financial crisis, the Federal Government met the adjusted targets of 1.93% and 2.5% of GDP, respectively. In 2012, due to a drop in tax revenue collections, increased tax exemptions and the inability of Brazil’s regional governments to meet their fiscal targets, the Federal Government adjusted its Fiscal Primary Balance target to 2.4% of GDP. In 2013, due to reduced revenue from existing taxes and the tax losses resulting from tax exemptions, Brazil’s adjusted consolidated public sector primary balance was R$91.3 billion (1.9% of GDP).

The 2012-2015 Multi-Year Plan

The 2012-2015 Multi-Year Plan (the 2012-2015 Plano Plurianual or “PPA”), called the More Brazil Plan (Plano Mais Brasil), outlines anticipated challenges and prospects for the Republic over the four year period. Specifically, the More Brazil Plan discusses development initiatives, the creation of jobs and income, the mass consumption market, public investments (particularly in infrastructure) and Brazil’s growing strength in international affairs.

In the 2012-2015 PPA, the following 11 macro challenges were defined to guide Federal Government policies embodied in government programs.

1. National Development Project: give continuity to the National Development Project, which aims at reducing regional inequalities, rural and urban disparities, and continue the transition to more sustainable productivity, leading to job creation and income distribution. The Federal Government’s agenda includes improvement of programs like the Brazil Without Extreme Poverty Plan, Family Grant (Bolsa Família), the Education Development Plan (Plano de Desenvolvimento da Educação) and the Growth Acceleration Program (“PAC”). For additional information on the Education Development Plan, please see “—Education” below.

2. Extreme Poverty Eradication: overcome extreme poverty and continue to reduce social inequality. Since 2004, Brazil has been experiencing an unprecedented cycle of development, by combining economic growth with a reduction of inequality. As a result, 28 million people no longer live in absolute poverty, and 36 million have ascended to the middle class. However, there are still 16 million people living in extreme poverty. To change that, the Brazil Without Extreme Poverty Plan was created, promoting social and productive inclusion of the share of the population classified as extremely poor.

3. Science, Technology and Innovation: consolidate science, technology and innovation as a framework for Brazilian economic development. This challenge can be divided into four main goals: minimize technological disparity; assist Brazil’s international inclusion; stimulate the development of the green and creative economy; aid the eradication of poverty and reduce social inequality.

4. Knowledge, Education and Culture: provide access to education, knowledge, culture and sports, ensuring quality and equity, and valuing diversity. The National Education Plan, which will last until 2020, includes several goals, such as raising enrollment and attendance rates in several stages and types of education; improving the quality of the basic levels of education; training and enhancing the skills of more teachers and professors; encouraging full-time education; increasing literacy; and increasing public investment in education. The 2012-2015 Multi-Year Plan will serve as a stepping stone to achieve the National Education Plan’s goals, building a systemic view of the educational policies and commitments.

5. Health Care, Social Security and Social Assistance: facilitate universal access to health care, social security and social assistance, to achieve equity and an improved quality of life. Advancements in this area will be crucial to improving social welfare by 2015.

6. Civic engagement and belonging: increase civic engagement and a sense of belonging, promoting gender and ethnic equality, respecting the diversity of human relations, and improving the quality of public services, as well as expanding access to them.

7. Infrastructure: expand and improve the quality of productive, urban and social infrastructures to achieve integration within Brazil and with South America. The election of Brazil as the host for the 2014 FIFA World Cup, and Rio de Janeiro as the host for the 2016 Olympic and Paralympic Games will also stimulate the development of the country’s logistics infrastructure. The ports and airports sectors will benefit directly from the expansion and recovery of their infrastructure. Both public and private investments in the ports and airports that will cater to both events will benefit the country not only during those events: their legacy will be of great importance to the country’s development.

8. Democracy and Social Engagement: strengthen democracy, stimulate social participation and increase the transparency of public actions. This challenge represents the strong commitment of the Federal Government to social participation, by creating conditions to guarantee equal opportunities to every citizen.

9. National Integrity and Sovereignty: preserve constitutional powers, territorial integrity and national sovereignty; actively participate in the promotion and defense of human rights, peace and global development.

10. Public Security: promote citizen safety and integrity by tackling violence and developing a culture of peace. One of the main challenges is dealing with more troubled urban spaces, typical of larger cities. The PPA places particular emphasis on border security, given that the borders constitute a major gateway for organized crime, drugs, weapons and smuggling. The major sporting events Brazil will host in coming years are another concern, due to the large number of people that will be expected to attend. For those events, the Federal Government must focus efforts, specifically on special training, police intelligence and the infrastructure of public security institutions.

11. Public Management: improve the tools for public management, endorsing ethics in the public service and improving the quality of services provided for citizens.

Governmental planning for the four years included in the Multi-Year Plan 2012-2015, presented in the “Programs, Objectives, Targets and Initiatives” section, suggests an investment of over R$5.4 trillion. The resources to finance the 2012-2015 Multi-Year Plan come from the Annual Budget, the State-Owned Companies Investment Budget and Extra Budget Funds (tax waivers, State-Owned Companies global expenditures plans, Government Credit Agencies and Public Private Partnerships).

Of the resources allotted for social policies, R$1.4 trillion will be directed to the Social Security Program and, in the four year period of the Multi-Year Plan, 57% of the resources for Themed Programs will be designated for Social Themed Programs. One of them is the Brazil Without Extreme Poverty Plan, with a budget of around R$20 billion a year to benefit several programs, such as the Family Grant (Bolsa Família), which will extend the benefits already granted to 13 million families to another 800,000 families in a situation of extreme poverty.

In the area of infrastructure, Brazil is making investments in its geological Pre-Salt layer, which should place it among the five countries with the largest oil reserves by 2020. Taking into account only the Pre-Salt areas under concession, it is estimated that the country will add between 35 and 40 billion barrels in oil reserves. Other noteworthy investments are to reach the production rate of 3.1 million barrels of oil per day; build two million houses with the My House, My Life Program (Minha Casa, Minha Vida); provide electric power for 495,000 rural homes, through the Light For All Program (Luz para Todos); build and adapt 14,700 km of roads and 4,500 km of railroads; dredge and improve waterway access in 17 ports; and adapt airport infrastructure in order to double the annual passenger handling capacity and reach 305 million per year.

The main goals of the Federal Government’s productive agenda are to increase investment, raise the aggregate value of Brazil’s domestic industry, raise the share of GDP attributable to high and medium-high technology industries, and increase Brazil’s domestic industry share in energy markets. In the area of environmental development, the budget provides for environmental applications associated with the preservation of the remaining native vegetation in various biomes, as well as the consolidation of already deforested areas into productive areas.

In 2012, the utilized portion of the funds budgeted for the PPA, considering only the resources authorized by the Budget Law (“LOA”) and additional credits, reached R$ 851 billion, representing 83.2% of total commitments. Themed programs accounted for 74.3% of the total utilized funds, or R$ 632.3 billion, while public management programs accounted for 25.7% (R$ 218.7 billion) of the total funds utilized for the Plan. Social programs accounted for R$ 501.9 billion (59%).

In 2013, the utilized portion of the funds budgeted for the PPA, considering only the resources authorized by the Budget Law (LOA) and additional credits, reached R$ 945 billion, representing 86% of total commitments. Themed programs accounted for 75.5% of the total utilized funds, or R$ 713.9 billion, while the public management programs accounted for 24.5% (R$ 231.1 billion) of the total funds utilized for the Plan. Social programs accounted for R$ 563.2 billion (59.6%).

The Brazilian Economy in 2013

The perception at the start of 2013 was that international markets were improving, as the economic indicators of the United States, the Euro Zone and China helped mitigate risk aversion. At the domestic level, it became clear that the Brazilian economy had not yet fully recovered and maintained a stunted pace of economic growth. This led the Central Bank’s Monetary Policy Committee (“COPOM”) to maintain the basic rate of interest (“Selic”) at 7.25% in January, the lowest level in history. However, consumer price indicators showed greater resistance to anti-inflation measures. Simultaneously, the large availability of international liquidity and the intense inflow of resources to the Brazilian economy led the monetary authority to act with the aim of avoiding an exchange rate increase and possible destabilizing impacts on the economy. As a result the positive impact of the international liquidity and resource inflows were offset and inflationary concerns expanded. As inflation climbed close to the official target ceiling, the Central Bank raised the basic interest rate in April by 0.25% basis points (“BPS”), from 7.25% to 7.50% per year, initiating a cycle of monetary adjustments.

In the second quarter of 2013, the possibility that the center of the inflation target would not be met increased. In the fiscal context, the public sector primary balance indicated a loss of strength due to low tax revenues and tax losses resulting from tax exemptions. Nonetheless, indicators of economic activity pointed to signs of recovery in the Brazilian economy.

Sharp deterioration occurred in international financial conditions as a result of weak Chinese economic indicators, combined with revised expectations regarding international liquidity caused by the possibility of the Federal Reserve reducing its asset purchase program. In Brazilian markets, the coming together of these movements and the Central Bank’s plan to reduce inflation caused market interest rates to rise. As a result, the monetary authority opted to intensify the pace of its adjustments to monetary conditions and, in May, it raised the basic interest rate by 0.50 BPS, from 7.50% to 8.00% per year.

In the following month, the internal economic situation in Brazil benefited from the results of economic activity and seasonal factors that had a positive impact on inflation. Despite this, due to the possibility of the Federal Reserve moderating its asset purchase program, the U.S. Dollar gained strength in relation to important currencies, leading the Brazilian government to act in such a way as to inhibit excessive volatility on the exchange market through Central Bank interventions on the U.S. Dollar market and reduction of the Financial Transactions Tax to zero on foreign investments in fixed income transactions and derivatives transactions. The National Treasury intervened in the public bond market to avoid excessive volatility generated by financial market instability.

At the start of the third quarter of 2013, economic news from abroad confirmed the trend toward recovery in the United States. The concern with the rate of Chinese economic growth lessened with the announcement of China’s second quarter GDP result. In Europe, the European Central Bank signaled that interest rates would continue to be low for a sufficiently long period to stimulate economic activity. Against this international backdrop, local market interest rates came under increasing pressure and the monetary authority continued its tightening of monetary policy (the basic rate of interest moved from 8.0% to 8.5% in July). The downward revision of expectations for domestic growth, coupled with a sharp depreciation of the exchange rate (BRL/USD depreciation), contributed to making the economic environment more challenging, generating concerns as to its impact on inflation. With the aim of limiting exchange market volatility, the Central Bank announced daily exchange swap auctions and lines of credit in U.S. Dollars with a repurchase commitment by the end of the year. In addition, the monetary authority continued the process of monetary adjustment and raised the basic rate by 0.50 BPS, setting the rate at 9.00% per year in August.

In September 2013, risk appetite in the international market increased given the perception that the United States would not terminate its asset purchase program in the near term. In China, on the other hand, positive news regarding economic activity indicators helped expand international liquidity, aiding in sustaining commodity prices and the inflow of resources to the emerging countries. However, this movement reverted at the end of the third quarter with the prospect of the United States government reaching its debt ceiling and interrupting the operations of various entities. With this, risk perceptions rose and the U.S. Dollar appreciated on the international market. Internally, there was a perception that the ongoing cycle of a tighter monetary policy would have to continue in light of the inflationary environment, despite its negative effects on the performance of third quarter domestic output. On the fiscal side, indebtedness remained within comfortable parameters, even when viewed in terms of the adoption of counter-cyclical policies that reduced the primary balance.

The final quarter of 2013 began with positive expectations for the global economy. Brazil’s economic indicators suggested that the economy would regain its pace but consumer inflation was not moving towards the target as expected, even with the return of the exchange rate to lower levels as a result of expanding international liquidity and government interventions in the exchange market. In fact, despite the cycle of rising interest rates, the anti-inflationary impacts of this process had not been fully transmited due to the lag in the effects of monetary policy. In this context, the Central Bank opted for a more cautious stance, maintaining the pace of adjustment and raising the basic rate of interest from 9.0% to 9.5% per year.

In November of 2013, U.S. indicators motivated a review of expectations regarding the withdrawal of monetary incentives and raised the value of the U.S. Dollar on the international market. This environment heightened the sense of caution among Brazilian policy-makers, who opted to continue applying foreign exchange market measures, while relying on the continuity of a tight monetary policy cycle. As a result, at its final meeting of the year in November, the Central Bank of Brazil raised the basic interest rate to 10% per year.

In the second half of December, the Federal Reserve announced that it would begin reducing the volume of its asset tapering program. In Brazil, the sharp depreciation of the exchange rate during 2013, increasing from approximately R$/U.S.$2.00 to approximately R$/U.S.$2.40, was reflected in Brazil’s relative prices. Although the increase in the exchange rate raised the level of risk to the convergence of inflation to the target, it also contributed to improving the competitiveness of the export sector. In addition, the inflow of foreign direct investments (FDI) continued over the course of the year, despite an environment marked by uncertainty. This was the principal source of financing of the national current account deficit, thus continuing a trend registered in recent years. The international reserves reached a volume of U.S.$376 billion and remained greater than the nation’s total external debt (private and public). In this context, the perception of medium and long-term macroeconomic solidity remained dominant.

At the end of 2013, leading and coincident indicators of domestic activity reaffirmed that the Brazilian economy was reacting moderately to the deceleration registered in the third quarter. From the fiscal point of view, however, impediments to achieving the fiscal target initially established under Brazil’s budget were evident, and the Ministry of Finance decided to reduce the 2013 primary surplus target, as allowed by legislation, by utilizing funds initially budgeted for Accelerated Growth Program (PAC) outlays and tax reductions. The major impediments to achieving the initial target were associated with a lower inflow of taxes and tax revenue losses resulting from the tax reduction policy discussed above. Viewed in this context, longer-term interest rates came under increasing upward pressure.

Even with the growth impediments that marked 2013, Brazil’s GDP shifted into recovery mode, while inflation remained under control and public indebtedness continued on a downward curve. In the export sector, currency depreciation opened the way for improved performance in the current account balance in the coming years, while the ongoing monetary adjustment has stimulated the outlook for price stability.

Gross Domestic Product

Brazil’s GDP increased by 2.3% in 2013, relative to 2012. The agricultural sector increased by 7.0% in 2013 compared to the previous year, whereas the service and industrial sectors increased by 2.0% and by 1.3%, respectively, compared to 2012.

Gross Fixed Capital Formation, which means investments in manufacturing plants, machinery and capital equipment increased by 6.3%; household consumption rose by 2.3%; and general government consumption expenditure rose by 1.9% in 2013 relative to 2012. Brazil’s GDP for the first quarter of 2014 decreased by 0.2% relative to the fourth quarter of 2013 and increased by 1.9% relative to the first quarter of 2013. Brazil’s GDP for the second quarter of 2014 decreased by 0.6% relative to the first quarter of 2014 and by 0.9% relative to the second quarter of 2013.

The following table sets forth Brazil’s GDP at current prices and expenditures for each of the years indicated.

Table No. 4

Gross Domestic Product at Current Prices (1)—In Billions of Reais (R$)

	2009		2010		2011		2012		2013
	R$	%	R$	%	R$	%	R$	%	R$	%
Final Consumption	2,666.8	82.3	3,046.0	80.8	3,356.1	81.0	3,686.0	83.9	4,086.5	84.5
Gross Capital Formation	577.8	17.8	763.0	20.2	817.3	19.7	769.6	17.5	872.0	18.0
Gross Fixed Capital Formation	585.3	18.1	733.7	19.5	798.7	19.3	798.1	18.2	889.3	18.4
Changes in Inventories	(7.5)	(0.2)	29.3	0.8	18.5	0.4	(28.5)	(0.6)	(17.3)	(0.4)
Exports of Goods and Services	355.7	11.0	409.9	10.9	492.6	11.9	552.8	12.6	608.2	12.6
Less: Imports of Goods and Services	360.8	11.1	448.8	11.9	523.0	12.6	616.4	14.0	728.8	15.1
Gross Domestic Product	3,239.4	100.0	3,770.1	100.0	4,143.0	100.0	4,392.1	100.0	4,837.9	100.0

(1)	Figures stated in accordance with revised methodology. In March 2007, IBGE revised its methodology for calculating GDP and restated its historic GDP data dating back to 1995. Under the new methodology, a broader range of sources of information is used to provide a more accurate measure of Brazil’s GDP. Sources such as IBGE’s annual survey of economic segments, tax receipts information and household surveys are utilized to calculate GDP. As a result, activities that were previously estimated under the prior methodology, such as government consumption and financial intermediation, are now actually measured. In addition, the relative weights of economic activities were adjusted to give greater importance to services such as telecommunications and transportation.

Source: IBGE

The following tables set forth the share of GDP by sector at current prices and real growth at current prices by sector for each of the years indicated.

Table No. 5

Share of GDP by Sector at Current Prices

	2009	2010	2011	2012	2013
Agriculture	6.1%	5.3%	5.5%	5.3%	5.7%
Industry	25.4%	28.1%	27.5%	26.0%	24.9%
Mining, Oil and Gas	1.3%	3.0%	4.1%	4.3%	4.1%
Manufacturing	15.8%	16.2%	14.6%	13.0%	13.0%
Construction	4.9%	5.7%	5.8%	5.7%	5.4%
Public Utilities	3.4%	3.2%	3.1%	3.1%	2.3%

Services	68.5%	66.6%	67.0%	68.7%	69.4%
Retail Services	11.8%	12.5%	12.6%	12.7%	12.7%
Transportation	5.1%	5.0%	5.1%	5.4%	5.3%
Communications	3.7%	3.2%	3.0%	2.9%	2.6%
Financial Services (1)	7.3%	7.5%	7.4%	7.2%	7.0%
Government (2)	17.0%	16.2%	16.3%	16.6%	17.7%
Rental Services	8.4%	7.8%	7.9%	8.2%	8.3%
Other Services	15.1%	14.3%	14.5%	15.7%	15.7%
Value Added at Basic Prices	100.0%	100.0%	100.0%	100.0%	100.0%
Taxes	16.2%	17.2%	17.3%	17.9%	17.9%
GDP	115.9%	116.8%	117.3%	117.7%	117.9%

(1)	Financial intermediation. complementary social security and related services
(2)	Includes Public Education, Health and Administration

Source: IBGE

Table No. 6

Real Growth (Decline) at Current Prices by Sector

	2009	2010	2011	2012	2013
Real GDP	-0.3%	7.5%	2.7%	1.0%	2.3%
Agriculture and Livestock	-3.1%	6.3%	3.9%	-2.1%	7.0%
Industry	-5.6%	10.4%	1.6%	-0.8%	1.3%
Mining, Oil and Gas	-3.2%	13.6%	3.2%	-1.1%	-2.8%
Manufacturing	-8.7%	10.1%	0.1%	-2.4%	1.9%
Construction	-0.7%	11.6%	3.6%	1.4%	1.9%
Public Utilities	0.9%	8.1%	3.8%	3.5%	2.9%
Services	2.1%	5.5%	2.7%	1.9%	2.0%
Retail Services	-1.0%	10.9%	3.4%	0.9%	2.5%
Transport	-3.6%	9.2%	2.8%	1.9%	2.9%
Communications	0.8%	3.7%	4.9%	4.2%	5.3%
Government	3.0%	2.3%	2.3%	2.3%	2.1%
Financial Intermediation	7.8%	10.0%	3.9%	0.7%	1.7%
Rental Services	2.6%	1.7%	1.4%	2.2%	2.3%
Other Services	3.2%	3.7%	2.3%	2.2%	0.6%

Source: IBGE

Prices and Wages

Since the adoption of the Plano Real in July 1994, Brazil reduced inflation from a high of 2,477.1% per annum in 1993 to much lower single-digit rates. The implementation of the inflation targeting regime by the Central Bank in June 1999 also contributed to a relatively stable rate of inflation since that time.

The following table sets forth principal price indices for the periods indicated.

Table No. 7

Extended National Consumer Price Index (IPCA)

		IPCA
Period		Trailing 12 Months
2009	December	4.3
2010	December	5.9
2011	December	6.5
2012	December	5.8
2013	December	5.9

(1)	IPCA is the official price index adopted to verify results under Brazil’s inflation targeting regime. The index is released by IBGE.

Source: IBGE.

For 2013 the target was 4.5%, with a tolerance interval of plus or minus 2.0 percentage points. The inflation rate, as measured by the Extended National Consumer Price Index (“IPCA”), was 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 5.8% in 2012 and 5.9% in 2013. For 2014, 2015 and 2016, the inflation target is 4.5%, with a tolerance interval of plus or minus 2.0 percentage points.

The inflation rate measured by the IPCA reached 6.52% over the trailing 12-month period ended June 30, 2014, 0.17% higher than the inflation rate recorded over the trailing 12-month period ended June 30, 2013. Inflation during the period can be explained by (i) an acceleration in government monitored prices, which presented a cumulative increase of 3.94% over the trailing 12-month period ended June 30, 2014 (2.17% higher than the cumulative increase over the trailing 12-month period ended June 30,2013) and (ii) a continuous but slower rise in market prices, which presented a cumulative increase of 7.31% over the trailing 12-month period ended June 30, 2014 (0.97% lower than the cumulative increase recorded over the trailing 12-month period ended June 30, 2013). Within the market category, prices of non-tradable goods presented a cumulative increase of 7.63% over the trailing 12-month period ended June 30, 2014, compared to a cumulative increase of 9.63% over the same period in 2013; and prices of tradable goods presented a cumulative increase of 6.94% over the trailing 12-month period ended June 30, 2014 (compared to 6.75% for the same period in 2013). Inflation in the service sector reached 9.20% over the trailing 12-month period ended June 30, 2014 (8.64% for 2013), remaining higher than the overall inflation rate. The food and beverage group, influenced by weather factors, presented a cumulative increase of 6.70% over the trailing 12-month period ended June 30, 2014, compared to a cumulative increase of 11.36% over the same period in 2013. Furthermore, the personal expenditures category had an increase of 9.20% in the trailing 12-month period ended June 30, 2014 (8.64% in the same period of 2013), which can be mostly explained by a rise in prices of services linked to the World Cup.

Law No. 12,382, signed by President Rousseff on February 25, 2011, set a monthly minimum wage of R$545 and also established guidelines for minimum wage adjustments until 2015 based on inflation and GDP growth. For 2014, the minimum wage is R$724.00, an increase of 6.78% compared to the minimum wage of R$ 678.00 in effect for 2013.

According to the Monthly Employment Survey conducted by IBGE in six major metropolitan regions of Brazil (Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Recife and Salvador), the average real wages of all workers increased by 0.7% in 2009, 5.9% in 2010, 2.6% in 2011, 3.2% in 2012 and 3.2% in 2013.

Employment and Labor

The Ministry of Labor customarily reports Brazilian employment statistics in terms of formal employment. Formal employment comprises employment duly registered with the Ministry of Labor and subject to social security contributions by employers. The Ministry of Labor’s General File of Employed and Unemployed shows that formal employment rose by 4.4% in 2009 (or 1,397,844 jobs), 7.9% in 2010 (or 2,629,827 jobs), 5.6% in 2011 (or 2,026,571 jobs), 3.6% in 2012 (or 1,359,776 jobs) and 2.8% in 2013 (or 1,117,171 jobs). In the first half of 2014, formal employment rose by 1.45% compared to formal employment at the end of 2013, with 588,671 jobs created

The table below sets forth employment levels by sector for the periods indicated.

Table No. 8

Level of Employment by Sector (1)

Sector	2009	2010	2011	2012	2013
Manufacturing	100.0	106.5	108.9	109.3	110.5
Public Utility/Industrial Services(2)	100.0	105.1	107.2	109.6	111.1
Commerce	100.0	107.0	111.9	115.5	118.2
Services	100.0	106.6	112.4	116.0	119.0
Construction	100.0	111.2	117.7	120.6	122.0
Government Service	100.0	100.8	102.0	101.9	103.9
Total	100.0	106.5	111.1	113.7	115.7

(1)	December 31, 2009 = 100.
(2)	Including water, electricity, telephone and gas services.

Source: Central Bank.

The Federal Government measures unemployment using the average annual rate of unemployment in six major metropolitan areas (Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife). According to that measure, the unemployment rate (calculated by averaging the unemployment rate for each month in the year) was 8.1% in 2009, 6.7% in 2010, 6.0% in 2011, 5.5% in 2012 and 5.4% in 2013.

Law No. 7,998, which was enacted on January 11, 1990, established a worker support fund (Fundo de Amparo ao Trabalhador, or “FAT”) to finance unemployment security programs and professional training programs. FAT receives funding from monthly federal contributions to certain other social programs, including unemployment programs (known by their acronym, “PIS/PASEP”). In accordance with the Constitution, 40% of the funds provided for FAT are allocated to finance economic growth programs managed by BNDES. As of December 31, 2013, FAT had a positive total balance of R$ 208.9 billion.

Under the Constitution, professional or union associations may be freely organized. There are no Federal Government formalities for the organization of a union other than registration at the appropriate agency, and public authorities are prohibited from intervening in or interfering with unions. No more than one union may be created to represent the same professional or economic group in the same geographic area.

Under Brazilian law, the main function of a union is to represent the general interests of its members as a group or individually. It may also enter into collective labor agreements and promote conciliation in collective labor disputes. The union must provide free legal assistance for its members. A union may not be affiliated with any international organization other than the International Labor Organization unless authorized by the President of the Republic.

The Constitution introduced a number of significant labor reforms, such as a reduction in the work week from 48 hours to 44 hours and a six-hour limit on the duration of an uninterrupted work shift. In addition, pregnant workers may not be dismissed for taking maternity leave of up to four months. With Law No. 11,770 dated September 9, 2008, the Federal Government established the Citizen Company Program (Programa Empresa Cidadã), which extends by 60 days the length of maternity leave for employees of a legal entity joining the program. Constitutional Amendment No. 72, dated April 2, 2013, amended the Federal Constitution to establish equal labor rights for domestic workers and other urban and rural workers.

Under Brazil’s state-operated social security and pension system, employers are generally required to contribute 20% of each employee’s wages to the system on a monthly basis (except for employers of domestic employees, who contribute 12% of wages, and for employers of financial market employees, who contribute 22.5% of wages). Employees (registered workers and freelance workers) generally contribute between 8% and 11% of their monthly wages; individual and optional contributors generally contribute between

11% and 20% of their monthly income; and individual microentrepreneurs and optional contributors who only work at home contribute 5% of their monthly income for retirement benefits (paid in connection with retirement due to old age, illness or length of service), workers’ compensation, death benefits, maternity leave, sick leave, disability and other social services. Effective January 1, 2014, benefits paid by Brazil’s state-operated social security and pension system increased by 5.56%. For 2014, the monthly lower and upper limits for the social security pensions paid to private sector retirees are R$ 724,00 and R$ 4,390.24, respectively.

On December 19, 2003, the rules related to retirement and social security for civil servants were further modified by Constitutional Amendment No. 41. The adjustments included (i) an increase in the minimum retirement age for civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a reduction of 30.0% in pensions paid to widows and orphans of civil servants in excess of the monthly ceiling for retirement payments under the general social security system; (iii) a contribution to the social security system by retired civil servants of 11.0% of the amount by which the retired employee’s pension exceeds 60.0% of the above-mentioned ceiling in the case of federal retirees and 50.0% of the above-mentioned ceiling in the case of all other retired civil servants; (iv) a uniform contribution level for municipal, state and federal workers consisting of at least 11.0% of the amount of the employee’s salary; and (v) the institution of a complementary regime for new civil servants. The changes to the social security system under Constitutional Amendment No. 41 were intended to reduce the consolidated deficit in the pension system, which reached R$92.3 billion (2.8% of GDP) in 2009, R$95.7 billion (2.5% of GDP) in 2010, R$93.0 billion (2.2% of GDP) in 2011, R$102.6 billion (2.3% of GDP) in 2012 and R$116.0 billion (2.4% of GDP) in 2013.

Law No. 12,618, dated April 30, 2012, created a complementary pension regime for new civil servants. Under the new law, which seeks to reduce the country’s pension deficit gradually, the pension ceiling for defined-benefit plans of future Federal Government employees will be the same as the ceiling applicable to private-sector workers. To receive a larger benefit, public workers must make contributions to individual retirement accounts created by the law. The Federal Government will match any such contributions by public workers, with the government’s matching contributions limited to 8.5% of the amount by which each employee’s salary exceeds the pension ceiling. A pension fund – FUNPRESP – was created in September 2012 in order to manage and execute plans to supplement pension benefits for Federal Government civil servants.

State-Controlled Enterprises

In Brazil, there are two types of state enterprises: public companies and mixed-ownership companies. Public companies are corporations wholly-owned by the states or the Republic, created by special law to carry on economic activities in any of the corporate forms provided for by law. Examples of federal public companies are BNDES, Federal Savings Bank (Caixa Economica Federal or “CEF”), the Brazilian Post Office and Telegraph Corporation (Empresa Brasileira de Correios e Telégrafos) and the Mineral Resources Exploration Company (Companhia de Pesquisa de Recursos Minerais). Mixed-ownership companies are in corporate form and are majority owned by the Federal Government or a state government. Examples of mixed-ownership companies majority-owned by the Federal Government are Petrobras, Banco do Brasil and Eletrobras. Unless otherwise provided by the law authorizing the creation of a mixed-ownership company, the rights of the Federal Government are those conferred by Brazilian corporate law on majority shareholders generally.

Brazil also has autonomous institutions and public foundations. Autonomous institutions are entities established to carry out public functions which require decentralized financial and operating management, such as the Central Bank, the Securities Commission (Comissão de Valores Mobiliarios or “CVM”), the Brazilian Institute of the Environment and Renewable National Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renovávies or “IBAMA”), the National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial or “INPI”), the National Transportation Infrastructure Department (Departamento Nacional de Infraestrutura de Transportes or “DNIT”) and the National Department of Mineral Production (Departamento Nacional de Produção Mineral or “DNPM”).

Public foundations are non-profit public law entities created to carry out activities not performed by public companies. Public foundations have administrative autonomy and manage their own assets, but their expenses are defrayed by the Federal Government and other sources. Examples of public foundations are the Brazilian Geographic and Statistics Institute (Instituto Brasileiro de Geografia e Estatistica or “IBGE”), the Applied Economics Research Institute (Instituto de Pesquisa Econômica Aplicada) and the National Council of Technological and Scientific Development (Conselho Nacional de Desenvolvimento Científico e Tecnológico).

Under Brazilian law, private parties may only engage in activities considered to be public services if they are authorized to do so by the Federal Government. Through public concessions, the Federal Government has authorized private parties to participate in areas formerly reserved to the Republic under the Constitution, including broadcasting and telecommunications, electric power service and facilities, hydroelectric power generation, certain interstate and international navigational services, interstate and international highway passenger transportation services and the operation of ports. The mining and processing of nuclear ores and minerals and their by-products remain under Federal Government monopoly.

Environment

The Ministry of the Environment (Ministério do Meio Ambiente, dos Recursos Hídricos e da Amazônia Legal) is the federal body responsible for formulating and implementing environmental policies. The National Council on the Environment (Conselho Nacional do Meio Ambiente) prepares environmental regulations, and IBAMA is charged with supervising and overseeing the application of those regulations. Law No. 11,516 dated August 28, 2007, created the Chico Mendes Institute of Biodiversity Preservation (Instituto Chico Mendes de Conservação da Biodiversidade, or “ICMBIO”), vested with responsibility for the execution of national environmental preservation policies.

The Constitution contains a chapter on environmental protection, providing for the right to a clean environment and imposing upon the Federal Government, the States, the Federal District and municipalities duties to protect the environment, take measures against pollution and protect fauna and flora.

Guided by the premise that economic growth can be reconciled with the sustainable use of natural resources, over the past four decades Brazil has increased its efforts to improve the environment, aiming at ensuring long-term sustainable development. Today, the country is a key player in the global environmental agenda and an active member of important multilateral environmental agreements. Brazil also boasts one of largest reserves of tropical rainforest and freshwater biodiversity on the planet and one of the cleanest energy matrices in the industrialized world, with 46% of all energy deriving from renewable sources. It is also the world’s leading producer of sugarcane ethanol.

The Brazilian government’s efforts to promote sustainable development of the nation’s biomes have centered on combating deforestation, promoting the recovery and reasonable use of biological diversity, and expanding protected areas. These objectives have been pursued through the following strategies: coordination of specific policies for each biome, creation of spaces for the participation of society, institutional reform of the forest sector and an expanded interpretation of the concept of biodiversity.

The Brazilian Forest Code (Código Florestal Brasileiro), enacted in 2012, sets forth clearer rules on land use in rural and urban areas than its processor legislation. The Forest Code also better defines the roles of government, producers and citizens in preserving biodiversity, water, soil and climate integrity. It also provides funding for restoration of deforested areas. The code does not change land allocation rules to accomplish its preservation goals. Instead, the code establishes rules designed to restore lands damaged as a result of non-compliance with preservation rules.

The code also contains rules for restoring Legal Reserves (sub-divided areas within larger privately owned lands that must be set aside and preserved for their natural resources) and Permanent Preservation Areas (Áreas de Preservação Permanente or “APP” – lands that cannot be used for economic purposes and must remain undeveloped). The Forest Code distinguishes between landowners that engaged in deforestation prior to July 2008, when the Federal Government began considering substantial reforms to Brazil’s forestry laws, and those that engaged in deforestation after 2008. Fines imposed by IBAMA before July 22, 2008 may be suspended for landowners who join Brazil’s Environmental Recovery Program (Programa de Recuperação Ambiental) and, after a deforested area has been restored, the new Forest Code authorizes fines to be redirected for environmental services.

Lands designated as APPs and Legal Reserves are subject to certain preservation requirements under the Forest Code. The percentage of a biome that may be designated as an APP depends on the width of the biome’s water courses. A marginal zone around water courses must be preserved in order to prevent water contamination.

A property designated as a Legal Reserve must preserve its native vegetation. The amount of vegetation preserved varies according to the location of the biome. In the Legal Amazon (an area that includes all of the States of Acre, Pará, Amazonas, Roraima, Rondônia, Amapá and Mato Grosso, as well as the areas situated to the north of parallel 13° S in the States of Tocantins and Goiás, and areas to the west of meridian 44° W in the State of Maranhão) producers must preserve at least 80% of the existing forest. In the Cerrado, 35% of the land area must be preserved. The Cerrado is the second largest biome in South America and covers 22% of Brazilian territory. It completely covers the Federal District and most of Goiás (97%), Tocantins (91%), Maranhão (65%), Mato Grosso do Sul (61%), Minas Gerais (57%) and smaller areas of six other States. The Cerrado is the source of three major basins in South America (Amazon/Tocantins, São Francisco and Prata), which results in high water potential and rich biodiversity. In Brazil’s grassland and all other regions, 20% of existing vegetation must be preserved as Legal Reserves. Under the rules of the new code, certain areas where vegetation has been destroyed have been designated Legal Reserves and these areas cannot be further developed regardless of size.

Environmental concerns are also a part of the Federal Government’s broader agenda. Since the United Nations Conference on Environment and Development was held in 1992, sustainable development has been at the core of Brazilian foreign policy. In 2012, the summation document produced as a result of the United Nations Conference on Sustainable Development—Rio +20 (entitled “The future we want”) was distributed to foreign delegations by the Federal Government. The objective of the conference was to renew international political commitment to sustainable development, through the assessment of progress and gaps in implementing decisions made at other major summits held on the subject and through the discussion of new and emerging issues.

Education

The Federal Government provides centralized guidelines for public and private education at all levels and is responsible for coordinating the National Board of Education, which evaluates and sets general rules on education. Local governments are responsible for funding free public education for all children up to the completion of secondary education. The Federal Government supplements public education through the Fund for the Maintenance and Development of Basic Education and Enhancement of the Teaching Profession (Fundo de Manutenção e Desenvolvimento da Educação Básica e de Valorização or “FUNDEB”). The educational cycle is divided into four main stages: preschool, primary, secondary and higher education.

Although primary education has become almost universal for children in Brazil and enrollment rates have risen across schools that provide instruction at other educational levels, education in Brazil is still improving in terms of both quality and access. To raise the quality of education in Brazil, in 2007 the Ministry of Education (“MEC”) launched the Education Development Plan (“EDP”), with the core objective of promoting the systemic vision of education by 2021. While attending primary school, students have access to a range of support programs to ensure that they stay in school. Among these are school meals, free distribution of textbooks, school transport, health promotion in schools and the Family Grant (Bolsa Família) programs.

As of December 31, 2013, 29.1 million students were attending primary school in Brazil. In addition, as of December 31, 2013, 8.3 million students were attending secondary school, compared to 3.8 million in 1991. This increase can be attributed to specific policies aimed at encouraging students to stay in school and the additional resources provided to students by FUNDEB.

The University for All Program (Programa Universidade para Todos or “PROUNI”), launched in 2004, has increased access to higher education in Brazil. Through the PROUNI, low-income students receive full or partial scholarships in private institutions of higher education. Participating universities are granted a tax exemption. Since its inception, the PROUNI has offered 1.9 million scholarships.

Federal Government expenditures on education were R$28.4 billion in 2009, R$38.3 billion in 2010, R$43.4 billion in 2011, R$52.3 billion in 2012 and R$62.8 billion in 2013.

Wealth and Income Distribution

While the gap between Brazil’s wealthiest and poorest citizens remains significant, the gap between the highest and lowest social levels has decreased substantially in recent decades. Stabilization of the economy, through lower inflation levels, has given more purchasing power to the poor. Brazil’s Gini index as measured by the World Bank decreased from 59.8 in 1999 to 54.7 in 2009. The Gini index measures, using a scale of 0 (perfect equality) to 100 (perfect inequality), the extent to which the distribution of income (or consumption) among individuals or households in a country deviates from a perfectly equal distribution.

Brazil is also implementing a set of structured and nationwide social policies, focused on civil rights and the reduction of poverty and inequality. The results of these social policies have advanced Brazil’s efforts to achieve the goals established by the United Nations Organization (“UNO”) for the Millennium Development Goals. The Brazilian goal was to reduce extreme poverty by 2015 to one fourth of that observed in 1990. New extreme poverty estimates show that this goal was achieved in 2007, and was surpassed in 2008 when the extreme poverty rate reached 4.8%, less than one fifth of the 1990 rate of 25.6%.

Brazil’s main social welfare program to address poverty is the Brazil Without Extreme Poverty Plan (Brasil sem Miséria), which launched in June 2011. The plan focuses on the 16 million individuals whose monthly income per capita is at or below R$70, as well as poor families (monthly income per capita between R$70 and R$140). The plan encompasses income transfer mechanisms, access to public services in education, health, welfare, sanitation and electricity, and initiatives to find impoverished residents employment. With a set of actions that involve the creation of new programs and the expansion of existing initiatives, in partnership with States, municipalities, public and private companies and civil society organizations, the Federal Government wants to include Brazil’s poorest citizens in the opportunities generated by Brazilian economic growth.

The Family Grant (Bolsa Familia), an income transfer program, has been incorporated into the Brazil Without Extreme Poverty Plan. Launched by the Federal Government in 2003, Family Grant is a conditional cash transfer program that provides more than 13 million families (around 50 million people) with a monthly cash allowance, provided that they meet certain criteria: the children in the beneficiary household are enrolled in school; they receive regular medical vaccination; and pregnant women receive full pre-natal care. Based on family income and the number and age of the children in the beneficiary household, families receive approximately R$32 to R$306 per month as a result of the program. In March 2013, the last of the Family Grant beneficiaries who still lived in extreme poverty rose above the extreme poverty line. Twenty-two million people have overcome extreme poverty since the launch of the Brazil Without Extreme Poverty Plan.

Since March 2013, all products in the basic food basket, which generally consists of dietary staples, have been free of federal taxes. In addition to making these essential products less expensive, the federal tax measure was adopted to stimulate the economy by expanding the consumption of staple products for families, especially those with low incomes.

Antitrust Law

Brazil’s current Antitrust Law, Law No. 12,529, became effective at the end of May 2012 and established a new framework for competition policy in Brazil, changing the structure of its three antitrust agencies: the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica or “CADE”), the Secretariat of Economic Law of the Ministry of Justice (Secretaria de Direito Econômico or “SDE”) and the Secretariat for Economic Monitoring of the Ministry of Finance (Secretaria de Acompanhamento Econômico or “SEAE”). The new system centralized the tasks of undertaking anticompetitive-conduct investigations, merger control and final antitrust regulatory approval in a single independent agency, the “New CADE”. The most significant institutional changes in the law affected SDE and SEAE. SDE’s Department of Economic Protection and Defense (“DPDE”) was abolished and its investigative and preliminary enforcement responsibilities in competition cases were transferred to a new CADE General Superintendency, composed of a General Superintendent (“SG”) and two deputy Superintendents. SEAE is no longer responsible for merger control analysis. Instead, CADE is the sole Brazilian antitrust agency, simplifying the overall clearance process and promoting greater efficiency.

The main purpose of the law was to update the Brazilian antitrust clearance system, expediting the course of antitrust proceedings and furthering the country’s economic and social development. The law sets forth general criteria for determining anti-competitive behavior, such as tying, refusal to deal, price fixing, predatory pricing, exclusive dealing arrangements and resale price maintenance. Under the former antitrust system, all acts or transactions (regardless of form) were required to be submitted for antitrust approval if the act or transaction involved an entity (or group of entities, if a group of entities acted in concert) with more than R$400 million in revenues in Brazil during the preceding fiscal year. Under the current law, in addition to the existing R$400 million revenue threshold, submission of the transaction to CADE is only required if a second company or group involved in the transaction had more than R$30 million in revenues in Brazil in the preceding fiscal year.

A market share criteria stipulated by the former law has also been abolished. Under the former antitrust system, a dominant position occurred whenever a company or group of companies controlled a significant share of the relevant market, whether that market control involved a product, a service or a related technology supplier, agent, purchaser or financial backer. A dominant position was presumed whenever the company or group of companies controlled twenty percent (20%) of a relevant market. The current law establishes that a dominant position is presumed whenever a company or group of companies is able to change the market conditions unilaterally or in coordination with others, or when it controls twenty percent (20%) or more of the relevant market. Companies holding a dominant position require CADE’s approval before engaging in transactions that increase their share of the relevant market.

The current law also provides for a clear definition of what is considered a “concentration act” that must be submitted to CADE for approval. Each of the following constitutes a “concentration act”: (i) the merger of two or more independent companies; (ii) the acquisition of one or more companies, directly or indirectly, through a purchase or exchange of shares, securities convertible into shares, quotas, bonds or assets (tangible or intangible), through a contract or otherwise; (iii) the control of the interest in one or more companies; (iv) the takeover by one or more companies of another company; and (v) the association, consortium or joint venture between two or more companies, except when such contracts are entered into for a specific enterprise and for a defined period, or in cases of public bids. Transactions subject to clearance now have to wait for CADE’s final approval before they can close.

Under current law, violations for anticompetitive practices could subject a company to fines between 0.1 and 20 percent of the company’s gross revenues for the fiscal year preceding the start of an antitrust investigation. If it is not possible to establish the gross revenue, a fine could be between R$50,000 and R$2 billion. The law expressly notes that the revenues to be considered for the purpose of any fine should be revenues related to the relevant market in which the infringing anticompetitive practices occurred. Fines applicable to individuals intentionally participating in anticompetitive practices on behalf of a company will be calculated based on the fine imposed on their company and can range from 1 to 20 percent of the company’s fine.

Incentives for Private Investment

Regulatory framework

Technology.

The Innovation Act, Law No 10, 973, dated December 2, 2004, aims at increasing economic efficiency and boosting development and diffusion of technologies that have great potential for inducing economic activity and improved competitiveness in international trade. The “Good Act”, Law No. 11,196 of November 21, 2005, instituted tax incentives for companies that perform research and development of technological innovation. Under the Good Act, payments made to micro and small companies in exchange for research and development services may be deducted as operating expenses for tax purposes, even if the payee has an economic interest in the product of such services.

Public-Private Partnerships.

Brazilian law provides for two types of public-private partnerships: (i) contracts for concessions of public works or utility services under which private party concessionaires receive payments from a public sector entity in addition to tariffs charged to end-users and (ii) contracts for rendering services under which a public sector entity is the end-user. Public-private partnership contracts must be worth at least R$20 million and provide for a service period of between five and thirty-five years, including any extensions of the term. All such contracts can only be awarded through a public bidding process. According to the National Treasury, public-private partnership contracts in which the Federal Government assumes more than 40% of the entrepreneurship risk are accounted for as public assets.

Law No. 12,351, dated December 22, 2010, established new rules for oil exploration in the pre-salt layer of the ocean. The law changes the model of oil exploration in the pre-salt layer to include risk-sharing concessions. According to the law, companies will be hired to explore blocks and will split profits with the Republic. The companies will be chosen by the Federal Government for oil exploration according to the share of production they are willing to offer to the Federal Government.

Infrastructure.

In 2007, the National Policy for Regional Development (Política Nacional de Desenvolvimento Regional or “PNDR”) was created to address regional inequalities. PNDR’s main source of financing, in addition to the General Budget of the Federal Government, comes from regional development funds. PNDR is monitored by the National Information System for Regional Development and coordinated by the Ministry for National Integration.

To promote the completion of infrastructure projects in host cities for the FIFA World Cup in 2014, the Summer Olympic Games in 2016 and the Paralympic Games in 2016, the Federal Government created special incentives for host municipalities to finance projects. Cities that hosted the FIFA World Cup were eligible for new loans for projects related to the tournament. Cities hosting the Summer Olympic Games and the Paralympic Games are eligible for a special tax exemption for constructing, expanding or upgrading stadiums. These projects will be included in the special tax regime called Recopa, which provides an exemption from taxes levied on materials and services for companies with projects approved by Brazil’s Sports Ministry prior to December 31, 2012.

Law No. 12,734, dated November 30, 2012, established new rules for distributing among Brazilian states any royalties and special participations related to oil, natural gas and other hydrocarbons exploitation. The state of Rio de Janeiro challenged the constitutionality of the law, and the Supreme Court has suspended its enforcement until the case has been adjudicated.

Programs and plans

Growth Acceleration Program (PAC).

In 2007, the Federal Government unveiled the Growth Acceleration Program (Programa de Aceleração do Crescimento or “PAC”), with the objective of increasing Brazil’s economic growth rate. PAC comprises a set of measures designed to (i) create incentives for private investment; (ii) increase public investment in infrastructure; and (iii) remove bureaucratic, administrative, normative, legal and legislative obstacles to growth. PAC measures are grouped under five broad headings: infrastructure investment, stimulus to credit and financing, improvement in the investment climate, tax exemptions and improvements in the tax system, and long-term fiscal measures.

In 2010, the Federal Government presented PAC 2, which includes new investment projects for the periods from 2011 to 2014 and post-2014. It also includes projects initiated during PAC with activities that will conclude after 2010. Similar to the first phase of the program, PAC 2 focuses on investments in the areas of logistics, energy and social development, organized under six major initiatives: Better Cities (urban infrastructure); Bringing Citizenship to the Community (safety and social inclusion); My House, My Life (housing); Water and Light for All (sanitation and access to electricity); Energy (renewable energy, oil and gas); and Transportation (highways, railways and airports).

As of December 31, 2013, an aggregate of R$583.0 billion in projects had been completed under PAC 2, representing 82.3% of the projects to be completed from 2011 through 2014. By the end of 2013, the program had executed 23.4% more projects in 2013 than it had by the end of 2012.

In the three years of PAC 2’s existence, several complex infrastructure projects, such as Belo Monte Hydroelectric Plant, have been initiated through PAC 2. The program delivered over 1.5 million housing units to the Brazilian populace through the “My House, My Life 2” initiative. Under PAC 2, construction projects on 3,080 kilometers of highways and on 639 kilometers of railroad have been completed.

In addition, 21 projects in Brazilian sea ports were completed through PAC 2. PAC 2 funded 22 additional airport projects that have increased airport capacity by about 15 million passengers per year. PAC 2 projects also added more than 10,200 megawatts to Brazil’s national electrical system, with the completion of hydroelectric, wind and thermal plants. An electricity infrastructure project that now operates under PAC 2, known as the “Light for All” program, has generated electricity for nearly 1.8 million people throughout Brazil. PAC 2 projects have also increased production of oil and gas, with the opening of eight new platforms.

In addition, nearly 877 water supply and treatment projects have been completed under PAC 2, benefiting more than one million families living in large and small municipalities.

Investment Support Program (ISP)

The Investment Support Program (“ISP”) allows the Republic to subsidize the interest rate of loans from BNDES to purchase capital goods and promote exports and technological innovation. The ISP, which began in 2009, has a credit authorization of R$312 billion, of which R$268.2 billion had been disbursed as of March 31, 2014. The program is set to expire on December 31, 2015.

Logistics Investment Program (PIL) and Planning and Logistics Company (EPL)

Launched in 2012, the Logistics Investment Program (PIL) includes a set of projects which are designed to facilitate the development of a modern and efficient transport system and will be carried out through strategic partnerships with the private sector, taking into account synergies between road and rail networks, waterways, ports and airports. The main goal is to improve logistics integration between all modes of transport in order to enhance Brazil’s competitiveness. It is expected that investments in infrastructure will boost the country’s economic growth and will support Brazil’s sustainable development.

The Planning and Logistics Company (Empresa de Planejamento e Logistica or “EPL”), created in 2012, is the federal entity responsible for structuring the integrated logistics planning process, connecting roads, railways, ports, airports and waterways.

In the highway sector, the PIL anticipates granting concessions of 7,000 km of toll roads, divided in nine lots. These anticipated highway investments are worth an estimated R$46 billion. In 2013, five federal highways were transferred to the private sector, representing a total of 4,248 km. The total investments for which contracts were secured in 2013 are expected to account for R$28.4 billion of investments over the next 30 years, with R$15.7 billion spent in the first five years of the contracts.

In the railway sector, the program foresees investments worth R$ 99.6 billion in construction and/or upgrading of over 11,000 km of rail lines.

The ports program projects making investments worth R$54.6 billion from 2013 to 2017. Since the sector’s new regulatory framework came into force, in June 2013, 18 authorizations for private ports installations have been granted.

The airport program is structured in three parts. The first part comprises the management concessions for two major international airports - Galeão, in the State of Rio de Janeiro (RJ) and Confins, in the State of Minas Gerais (MG), that were auctioned in November of 2013 and yielded a total of R$20.8 billion. The second part of the program foresees investments worth over R$7.3 billion in 270 regional airports. It consists of strengthening and restructuring Brazil’s regional aviation network, expanding air transport supply and improving the quality of airport infrastructure and services. For that purpose, regional airports will be managed through administrative concessions. Finally, the third part of the program incentivizes commercial operation of private airports dedicated exclusively to general aviation.

The High Speed Train (TAV) is a high speed passenger rail service that will connect the cities of Rio de Janeiro, São Paulo and Campinas. The project has estimated investments worth over R$35.6 billion. The National Land Transport Agency (ANTT) is the agency responsible for the bidding process for the TAV’s operational concession. The bidding process is structured in two phases. In the first phase, the train operator will be selected, with a contract term of 40 years. After the first phase, bidding will commence for the infrastructure (bridges, highways, tunnels and permanent ways) portion of the concession. The infrastructure executive design will be contracted by EPL, which will act as a partner in the concession. The current target for the commencement of TAV operations is June 2020.

Inova Empresa Plan.

In March 2013, the Federal Government launched the Inova Empresa Plan (“IEP”) with the objective of boosting productivity and competitiveness in various sectors of the economy through technological innovation. Through IEP, the Federal Government committed to invest an estimated R$32.9 billion, to be allocated under contracts by December 2014, for the benefit of companies of all sizes in the industrial, agricultural and service sectors. The agencies administering the program are the National Bank of Economic and Social Development (“BNDES”) and the Studies and Projects Financing Agency (“FINEP”), which is linked to Brazil’s Ministry of Science, Technology and Innovation. Of the total amount to be invested, R$23.5 billion is earmarked for seven strategic areas: Agriculture and Agribusiness; Energy; Oil and Gas; Health; Defense; Information and Communication Technology; and Environmental Sustainability. Another R$5 billion will be invested in comparable activities for companies operating in non-strategic sectors and small businesses. The funds will finance research and development activities towards incremental innovation and product and process engineering, including research, development and innovation infrastructure projects. The remaining R$4.4 billion will come from the National Petroleum Agency (Agência Nacional do Petróleo or “ANP”), the National Electricity Agency (Agência Nacional de Energia Elétrica or “ANEEL”) and the Brazilian Service for Support for Micro and Small Companies (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas or “SEBRAE”). The funds will finance innovations in the oil and gas and renewable energy industries and will support micro and small businesses. As of March 2014, R$16.1 billion of the IEP funds had been contracted.

PRINCIPAL SECTORS OF THE ECONOMY

Industry

The industrial sector contracted by 5.6% in 2009, grew by 10.4% in 2010, grew by 1.6% in 2011, contracted by 0.8% in 2012 and grew by 1.3% in 2013. Capital goods and durable consumer goods production respectively, decreased by 17.4% and by 6.4% in 2009; and increased by 20.9% and by 10.3% in 2010. In 2011, capital goods production increased by 3.2% and durable consumer goods production decreased by 2.0%. In 2012, capital goods and durable consumer goods production decreased by 11.8% and by 3.5%, respectively. In 2013, capital goods and durable consumer goods production increased by 13.3% and by 0.7%, respectively.

As of December 31, 2013, the industrial sector represented 24.9% of GDP, compared to 26.0% of GDP in 2012. As of December 31, 2013, mining, oil and gas represented 4.1%, manufacturing represented 13.0%, construction represented 5.4%, and public utilities represented 2.3% of the total industrial sector output.

Launched in August 2011, the Greater Brazil Plan comprises the Federal Government’s industrial, technological and foreign trade policies. The plan’s objectives are to sustain inclusive economic growth in adverse economic environments and to promote structural changes in Brazil’s role in the global economy. The Greater Brazil Plan focuses on innovation and the development of scale in Brazil’s productive industry, as well as sustained gains in labor productivity. The Greater Brazil Plan involves important measures that promote investment and exports as a means of addressing local currency appreciation, improving credit, advancing the regulatory framework for innovation, strengthening trade remedies against unfair imports and expanding business tax incentives, facilitating financing for the scaling of production and supply chain competitiveness.

In 2012, the Federal Government launched additional measures under the Greater Brazil Plan, aimed at strengthening Brazilian industry in the face of competition from imported products. The expansion of the Greater Brazil Plan encompassed tax measures, foreign trade financing, incentives to stimulate the information and communication sectors, credit measures and the creation of a new automotive regime. The Brazilian Agency for Industrial Development (ABDI) is responsible for monitoring and evaluating the industry sector and systemic measures of the Greater Brazil Plan.

Mining, Oil and Gas.

In 1997, Law No. 9,478 ended Petrobras’s monopoly of the oil industry in Brazil and defined the Republic’s role in regulating and supervising the industry. The National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis or “ANP”), an agency linked to the Ministry of Mines and Energy, was created to regulate the oil industry in Brazil. One of ANP’s tasks is to conduct tenders for concessions to drill for oil and natural gas in defined areas or blocks. Since 1999, twelve tenders have been held, resulting in the award of block concessions to Petrobras and other Brazilian and international companies. On November 28, 2013, the twelfth bidding round for oil and natural gas concessions took place. The round generated R$165.2 million in signing bonus revenue.

Brazil’s domestic oil is produced in sufficient amounts to meet Brazil’s domestic demand. The discovery of significant reserves in the pre-salt layer off of Brazil’s southeastern coast has the potential to turn Brazil into an oil exporting country. Official estimates by Petrobras show that the entire pre-salt area could contain 70 to 100 billion Barrels of Oil Equivalent.

On October 21, 2013, a consortium composed of Petrobras (40%), Shell (20%), Total (20%), CNPC (10%) and CNOOC (10%) won the first concession of oil and natural gas rights in a section of the Brazilian pre-salt layer (the Libra field). The winning consortium pledged to the government 41.65% of profit oil. The companies will pay a R$15 billion signing fee.

Brazilian production reached approximately 738.7 million barrels of oil and 28.2 billion cubic meters of natural gas in 2013. This represented a decrease of 2.1% in oil production and an increase of 9.1% in natural gas production compared to 2012. Between 2003 and 2013, oil production grew by 35.3% and natural gas production grew by 78.4%.

ANP is also responsible for regulating the production of ethanol in Brazil. The Government has supported the development of production and distribution technologies to enable the use of ethanol as an alternative to petroleum. As the world’s largest producer and exporter of sugarcane ethanol, Brazil is now at the forefront of renewable energy among developing countries. The complete cycle of ethanol production comprises a national enterprise, from the development of special sugarcane varieties, crop techniques, processing, storage, and distribution to flex fuel engine technology. Today, research is focused on the development of sugarcane varieties, second-generation ethanol, and optimization of agricultural and industrial production processes. In 2013, national production of anhydrous and hydrated ethanol reached 27.8 million cubic meters, an increase of 18.1% compared to production in 2012.

The Federal Government has promoted biodiesel production and its use as a sustainable energy source—technically and economically—through the National Program for the Production and Use of Biodiesel (Programa Nacional de Produção e Uso do Biodiesel). Since 2005, consumer traded diesel oil has been required to contain a minimum ratio of biodiesel, and since 2010, all diesel oil traded in Brazil has had to contain 5% biodiesel. Biodiesel production was 1.6 million cubic meters in 2009, 2.4 million cubic meters in 2010, 2.7 million cubic meters in 2011, 2.7 million cubic meters in 2012 and 2.9 million cubic meters in 2013.

Construction.

The construction sector, declined by 0.7% in 2009; and grew by 11.6% in 2010, 3.6% in 2011, 1.4% in 2012 and 1.9% in 2013.

The Federal Government’s social housing initiative for low to middle income families, My House My Life, has also supported growth in the construction industry. Since its beginning, the program has generated contracts for more than 3.2 million houses and delivered approximately 1.5 million houses, benefiting more than 5 million Brazilians. Subsidies provided to homeowners under the program can equal up to 95% of the property value.

Mineral Resources.

Brazil’s mineral resources are extensive and mining activities have generally remained constant or expanded in recent years due to continuing exploration activity. Large iron ore and manganese reserves provide important sources of industrial raw materials and export earnings. Deposits of nickel, tin, chromite, bauxite, beryllium, copper, lead, tungsten, zinc and gold, as well as lesser known minerals, continue to be mined.

Table No. 9

Annual Changes in Industry Production Mining and Manufacturing

	2009	2010	2011	2012	2013
By Category of Use
Capital Goods	(17.4)	20.9	3.2	(11.8)	13.3
Intermediate Goods	(8.8)	11.4	0.3	(1.4)	(0.0)
Consumer Goods	(2.7)	6.4	(0.4)	(0.7)	(0.1)
Durable Goods	(6.4)	10.3	(2.0)	(3.5)	1.0
Nondurable Goods	0.2	4.2	0.9	(0.5)	(4.3)

Sources: IBGE

Services

The services sector grew by 2.1% in 2009 (including a 7.8% rise in financial services and a 0.8% rise in communications), 5.5% in 2010 (including a 10.0% rise in financial services and a 3.7% rise in communications), 2.7% in 2011 (including a 3.9% rise in the financial services sector and a 4.9% rise in communications) and 1.9% in 2012 (including a 0.7% rise in the financial services sector and a 4.2% rise in the communications sector). In 2013, the services sector grew by 2.0%, including a 1.7% growth in the financial services sector and a 5.3% growth in the communications sector.

As of December 31, 2013, the service sector represented 69.4% of GDP, compared to 68.7% of GDP in 2012. As of December 31, 2013, retail services represented 12.7%; transport represented 5.3%; communications represented 2.6%; Government represented 17.7%; financial intermediation represented 7.0%; rental services represented 8.3%; and other services represented 15.7% of GDP, respectively.

Transport

Brazil has a road network of approximately 1.7 million kilometers, of which approximately 12.0% is paved. Most paved roads are maintained by federal and State authorities, while the vast majority of unpaved roads are the responsibility of local authorities. Brazil’s railway system consists of approximately 28.4 thousand kilometers. Between 2003 and 2012, freight traffic on railways in Brazil increased from 181.5 billion Revenue Tonne Kilometres (“RTK”) to 297.8 billion RTK, a growth of 64.1%.

Major Brazilian cities are served by both domestic and international airlines, and many smaller communities benefit from scheduled service by domestic airlines. In 2013, there were 134.8 million airline passengers in the 63 airports managed by Infraero (the state-owned company that manages airports in Brazil).

Brazil is in the process of issuing concessions for some of its airports. The São Gonçalo do Amarante international airport, in Rio Grande do Norte, was the first Brazilian airport to be privatized (2011). The period of the concession for this airport is 28 years.

Following a decision made in 2011 by the Federal Government to include Guarulhos and Campinas (Viracopos) international airports, in the State of Sao Paulo, and Brasilia international airport, in the Federal District, in the National Destatization Program – NDP, the management contracts for the three largest Brazilian airports were granted to private companies in 2012. The concession period is 20 years for Guarulhos, 30 years for Campinas (Viracopos) and 25 years for Brasilia.

The concession for expansion, maintenance and operation of international airports - Galeao, in the State of Rio de Janeiro (RJ) and Confins, in the State of Minas Gerais (MG), were granted to private operators in 2013 under the Logistics Investment Program (PIL).

The National Civil Aviation Agency (Agência Nacional de Aviação Civil or “ANAC”) is responsible for monitoring the airports and managing their concession contracts. Brazil’s national airport authority, Infraero, will maintain 49% ownership of the airports concessionaires and assist with airport management.

With 8,500 km of sea coast, the Brazilian port industry handles more than 90% of Brazil’s exports. In 2013, about 931 million tons of products passed through Brazilian ports, an increase of 2.9% compared to 2012. Brazil’s main ports are in Rio de Janeiro (State of Rio de Janeiro), Santos (State of São Paulo), Paranaguá (State of Paraná), Rio Grande (State of Rio Grande do Sul) and São Sebastião (State of São Paulo). Port policy is formulated by the Secretariat of Ports in the Office of the President of Brazil (Secretaria de Portos da Presidência or SEP/PR). Of the 35 public ports (34 maritime and one fluvial) under the management of SEP/PR, 14 are supervised by, granted to or operated by State and local governments. The other 21 maritime ports are administered directly by Docks Companies, which are joint stock companies that each have the Federal Government as their the majority shareholder. Docks Companies are therefore directly linked to the SEP/PR.

Law No. 12,815 of June 5, 2013, is designed to improve planning for, and management of, Brazil’s ports by institutionally reorganizing the port sector. Decree No. 8,033, dated June 27, 2013, governs the development of maritime port activities, including the construction and operation of new ports. Contracts for new ports will have a term of up to 25 years, but the contracts are renewable once for a period equal to the initial term of the contract. Private enterprises that obtain the right to build and operate new ports will be selected through public auctions.

Telecommunications. Telecommunications services include fixed line telephony, mobile telephony, specialized mobile services (trunking), satellite telecommunications, internet access providers, transmission and reception of radio and television signals, installation and other services.

Until the privatization of the telecommunication sector in 1998, the network was run by concessionaires in each state that were subsidiaries of Telecomunicações Brasileiras S.A. or Telebrás. Since the late 1980s, considerable investment has been made in the expansion of telecommunications services, including the establishment of cellular telephone systems in all of the States and the first fiber optic communications connection between the cities of Rio de Janeiro and São Paulo, which largely accounts for the recent significant growth in the communications sector. Law No. 9,295 dated July 19, 1996, permits the Federal Government to auction, to private companies, licenses to build and operate cellular telephone systems. In privatizing the telecommunication sector, the Federal Government sought to provide universal access to, and improve the quality of, telecommunications services through increased investment.

As a result, as of December 31, 2013, Brazil had approximately 44.7 million active fixed telephone lines and approximately 271.1 million cellular phones, compared to 39.2 million active fixed telephone lines and approximately 43.0 million cellular phones in 2003. In 2013, investment in the telecommunication sector amounted to R$26.6 billion, which represents an increase of 3% when compared to 2012. In 2013, Communication Services increased by 5.3% in 2013 compared to an increase of 4.2% in 2012.

Electric Power. Between 2003 and 2004, the Federal Government laid the foundations for improvements to Brazil’s energy sector. Known as the “New Model”, these improvements were based on Laws No. 10,847 and 10,848 of March 15, 2004 and Decree No. 5,163 of July 30, 2004. The New Model for the electricity sector aims to ensure the security of Brazil’s electricity supply, to guarantee moderate energy tariffs and to promote social inclusion in the Brazilian electricity sector.

In institutional terms, the New Model created an entity responsible for long term planning in the electric sector (the Energy Research Company or “EPE”), an institution whose function is to continuously assess the security of electricity supply (the Electric Sector Monitoring Committee or “CMSE”), an institution to provide continuity to the activities of Brazil’s wholesale energy market (“MAE”), and an institution to address trade in electricity delivered through the Interconnected System (the Chamber for Trade in Electric Energy or “CCEE”). Other important changes included the designation of the Ministry of Mines and Energy (“MME”) as the authority responsible for concessions and expansion of the autonomy of the National Electric System Operator (“NOS”).

With regard to energy trade, two markets were established for the sale and purchase of energy: the Regulated Contracting Environment (“ACR”), the market in which energy generators and distribution agents participate, and the Free Contracting Environment (“ACL”), the market in which generation agents, traders, importers, exporters and free consumers participate. The model includes rules for actors in the sector, such as requirements for distributors, a new methodology for calculating guarantees for the sale of generation capacity, proportional contracting of hydroelectric and thermoelectric plants to ensure better balance between supply security and cost, as well as permanent monitoring of the continuity and security of supply in order to detect cyclical imbalances between supply and demand.

In terms of tariff moderation, the model provides for the purchase of electricity by distributors in the regulated market through auctions, subject to lowest cost criteria, which reduce the acquisition costs of electric energy. The Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica or “ANEEL”), created in 1996, is responsible for regulating and auditing electric energy production, transmission, distribution and retail markets based on guidelines instituted by the Federal Government.

Decree No. 2,003, dated September 10, 1996, sets forth the regulatory framework for independent power producers (“IPPs”) and self-producers. Pursuant to this decree, the development of hydroelectric power plants by an IPP or a self-producer requires a concession (awarded following a bidding process) only when the project will generate power in excess of 1 MW in the case of an IPP and 10 MW in the case of a self-producer. In all other cases, including development of thermoelectric plants, the IPP or self-producer is only required to obtain authorization from, or to register with, ANEEL.

As of December 31, 2013, Brazil’s installed generating capacity was 126.8 GW. The Brazilian electric power matrix derives approximately 78.7% of its energy from renewable sources and approximately 21.5% from non-renewable sources. This energy comes from a variety of sources: 67.9% is produced by hydroelectric plants, 26.2% is produced by thermal plants, 2.7% is produced by coal-fired plants, 1.6% is produced by nuclear power plants and 1.7% is produced by aeolian (wind) and solar plants. In 2013, 6.0% of the total electricity power supply was imported.

A key energy priority for the Federal Government is increasing access to electricity. The Light for All Program (Programa Luz para Todos) was introduced in 2003, with the objective of bringing electricity to more than 10 million people in Brazil’s rural areas, a goal which was achieved in May 2009. Through the program, electricity connections are made to homes free of charge. Since the creation of PAC 2, the Light for All Program has given nearly 1.8 million additional people throughout Brazil access to electricity. By year-end 2014, the program aims to add 716,000 new electricity connections through PAC 2. According to the World Bank, in 2011, 99.3% of Brazilians had access to electricity.

Agriculture and Livestock

Brazil’s agricultural sector (crops and livestock) is among the most prosperous and competitive in the world. Brazil is the largest producer and exporter of coffee, the second largest producer and the largest exporter of soybeans and the largest exporter of sugar. In the 2013-2014 season, Brazil accounted for 35.3% of the world’s coffee production, 26.6% of global coffee exports, 30.8% of global soybeans production, 40.7% of global soybeans exports, and 48.1% of global sugar exports.

Brazil is the second largest producer of beef in the world and the largest global exporter of beef and broiler meat. In 2013, Brazil produced 9.7 billion tons of beef and exported 1.8 billion tons (20.2% of world exports). Broiler meat exports totaled 3.5 billion tons in the same period, corresponding to 34.0% of total global broiler meat exports.

Despite a slowdown in global agricultural trade, Brazilian agriculture exports have been growing, increasing Brazil’s relative share in the international market and consolidating Brazil’s position as one of the leading agricultural producers and exporters. In 2013, these agricultural exports were approximately U.S.$100.0 billion (accounting for 41.3% of Brazil’s total exports). Among the main products exported in 2013, soybean products ranked third, accounting for 12.8% of Brazil’s total exports; meats ranked fifth, accounting for 6.7% of Brazil’s total exports; sugar and ethanol ranked seventh, accounting for 5.7% of Brazil’s total exports; and coffee ranked eleventh, accounting for 2.2% of Brazil’s total exports.

The 2013-2014 agricultural harvest yielded record grain production of 191.2 million tons, 1.4% higher than the harvest from the previous season. Livestock also performed well, with gross revenue of R$144 billion in 2013.

The Federal Government’s Agriculture and Livestock Plan 2014/2015 includes R$156.1 billion in investments in Brazil’s agricultural crops. Of these resources, R$112 billion will finance the production and marketing of crops, and R$44.1 billion will support investment programs. The estimated annual growth of Brazil’s grain production for the 2014/2015 season is expected to be 7.0%, yielding a total of 205 million tons of grain.

As of December 31, 2013, the agriculture sector represented 5.7% of GDP, compared to 5.3% of GDP in 2012.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

After five years of surpluses, from 2003 to 2007, Brazil has had current account deficits since 2008. The current account deficit was $24.3 billion in 2009 (1.49% of GDP), $47.3 billion in 2010 (2.20% of GDP), $52.5 billion in 2011 (2.12% of GDP), $54.2 billion in 2012 (2.41% of GDP) and $81.4 billion in 2013 (3.66% of GDP). From 2009 to 2012, Brazil’s balance of payments registered surpluses of $46.7 billion, $49.1 billion, $58.6 billion and $18.9 billion, respectively. In 2013, Brazil’s balance of payments registered a deficit of $5.9 billion.

Exports totaled $153.0 billion in 2009, $201.9 billion in 2010, $ 256.0 billion in 2011 and $242.6 billion in 2012. In 2013, exports totaled $242.2 billion, a 0.2% decrease from 2012. Imports totaled $127.7 billion in 2009, $181.8 billion in 2010, $226.2 billion in 2011 and $223.2 billion in 2012. In 2013, imports totaled $239.6 billion, resulting in a 7.4% increase from 2012. From 2009 to 2013, Brazil showed trade surpluses of $25.3 billion, $20.1 billion, $29.8 billion, $19.4 billion and $2.6 billion, respectively.

In the first half of 2014, the trade balance presented a deficit of $2.5 billion compared to a deficit of $3.1 billion accumulated during the same period in 2013. Exports totaled $110.5 billion (compared to $114.4 billion in the first half of 2013) while imports reached $113.0 billion (compared to $117.5 billion in 2013).

Lower trade flow was prompted by a decline in exports (3.4%) and in imports (3.8%) during the first half of 2014. Lower commodities prices largely influenced the drop in exports. Decreased economic activity in Argentina has also hindered the export of manufactured goods to that country. The decrease in Brazil’s imports can be attributed to the generally slower pace of economic activity it experienced in 2013.

Brazil’s net capital and financial account surplus was $75.4 billion in 2013, which represents an increase from the surplus of $70.2 billion in 2012. Foreign direct investment net inflows totaled $64.0 billion in 2013, a decrease of 1.9% from 2012. Net portfolio investment inflows totaled $34.7 billion in 2013, compared to a net inflow of $16.5 billion in 2012.

The current account deficit accumulated in the first half of 2014 was $43.3 billion, compared to $43.2 billion during the same period of 2013. The services and income account accumulated a deficit of $41.5 billion in the first half of 2014 and the current unilateral transfers account presented a surplus of $0.7 billion. The balance of payments surplus for the first half of 2014 was approximately $12.0 billion, compared with $6.3 billion in the first six months of 2013.

The most significant changes in Brazil´s balance of payments during the first half of 2014 were related to a decrease in the trade balance. Nevertheless, foreign investments in Brazil remained at historically strong levels, outpacing Brazil’s current account deficit.

The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated.

Table No. 10

Balance of Payments (1) (in millions of dollars)

	2009	2010	2011	2012	2013
Current Account	-24,302	-47,273	-52,473	-54,230	-81,374
Trade Balance (fob)	25,290	20,147	29,793	19,415	2,558
Exports	152,995	201,915	256,040	242,580	242,179
Imports	-127,705	-181,768	226,247	-223,164	-239,621
Services and Income Balance	-52,930	-70,322	-85,251	-76,492	-87,296
Services	-19,245	-30,835	-37,932	-41,042	-47,523
Income	-33,684	-39,486	-47,319	-35,448	-39,772
Compensation of employees	603	498	567	511	516
Profits and Dividends	-25,218	-30,375	-38,166	-24,112	-26,045
Interests payments	-9,069	-9,610	-9,719	-11,847	-14,244

Current Transfers (net)	3,338	2,902	2,984	2,846	3,364
Capital and Financial Account	71,301	99,912	112,381	70,010	75,367
Capital Account(2)	1,129	1,119	1,573	-1,877	1,194
Financial Account	70,172	98,793	110,808	71,886	74,173
Direct Investment	36,033	36,919	67,689	68,093	67,541
Abroad	10,084	-11,588	1,029	2,821	3,496
In Brazil	25,949	48,506	66,660	65,272	64,045
Portfolio Investments	50,283	63,011	35,311	8,770	25,810
Assets	4,125	-4,784	16,858	-7,764	-8,932
Liabilities	46,159	67,795	18,453	16,534	34,742
Derivatives	156	-112	3	25	110
Other Investments(3)	-16,300	-1,024	7,805	-5,001	-19,289
Assets	-30,376	-42,567	-39,005	-24,550	-37,296
Liabilities	14,076	41,543	46,810	19,549	18,007
Errors and Omissions	-347	-3,538	-1,271	3,138	80
Overall Balance (Change in reserves)	46,651	49,101	58,637	18,900	-5,926

(1)	These figures were calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition.
(2)	Includes migrant transfers.
(3)	Includes installments.

Source: Central Bank

Foreign Trade

Brazilian exports of primary goods represented 46.7% of the total goods exported in 2013, while industrialized products (semi-manufactured and manufactured goods) represented 51.0% of the total exported.

Since 2009, the largest market for Brazilian products has been the Asian market, with exports in 2013 amounting to approximately $77.7 billion (36.5% of total exports), followed by the European Union with exports totaling approximately $47.8 billion (22.5% of total exports). Exports to the United States decreased from $26.8 billion (or 11.1% of total Brazilian exports) in 2012 to $24.9 billion (or 11.7% of total Brazilian exports) in 2013. The volume of exports to Mercosur countries increased from $27.9 billion (or 11.5% of total exports) in 2012 to $29.5 billion (or 13.9% of total exports) in 2013.

During the first six months of 2014, exports to the European Union reached $20.9 billion (representing 18.9% of all Brazilian exports), a decrease of 4.3% compared to the same period in 2013. Exports to the United States reached $12.8 billion (11.6% of all Brazilian exports), an increase from the $11.6 billion in exports registered in 2013. Exports to Asia reached $38.6 billion, representing 35.0% of all Brazilian exports. Over the same period in 2013, exports to Asia were $37.9 billion, or 33.1% of Brazilian exports. China is Brazil´s most significant Asian partner in foreign trade. Exports to China totaled $46.0 billion in 2013, or 19.0% of all Brazilian exports. During the first half of 2014, exports to China reached $23.9 billion, or 21.6% of all Brazilian exports. Japan also receives exports from Brazil. Exports to Japan in 2013 totaled $8.0 billion, or 3.3% of all Brazilian exports. During the first half of 2014, exports to Japan were $3.3 billion, or 3.0% of all Brazilian exports.

To provide export financing under the terms and conditions prevailing in the international market, the Federal Government established the Export Financing Program, or PROEX, in 1991. There are two forms of credit assistance available under the program: direct financing and interest rate equalization. The direct financing can be provided to Brazilian exporters (supplier’s credit) or to foreign importers (buyer’s credit); direct financing also may be provided for the production of goods and services for export. Interest rate equalization is a form of credit assistance through which PROEX assumes part of the finance charges associated with a loan granted by another financial institution through equalization payments, making the net financial burden of the loan compatible with those available on the international market. The Federal Government more than doubled resources for PROEX from R$1.2 billion to R$3.1 billion and increased the financing period of the program from 10 to 15 years in April 2012 as part of the Greater Brazil Plan.

In 2013, the acquisition of raw materials and industrial supplies and materials represented 44.4% of total imports, and capital goods imports accounted for 21.6% of total imports. Consumer goods represented 17.1% of total imports, while fuel and oil represented 16.9% of the total. Imports from the European Union were $50.7 billion in 2013 (or 21.2% of all Brazilian imports), while imports from the United States were $36.3 billion in 2013 (or 15.1% of all Brazilian imports). Imports from Asia increased from $36.1 billion in 2009 (or 28.3% of all Brazilian imports) to $73.2 billion in 2013 (or 30.6% of all Brazilian imports).

During the first half of 2014, imports from the European Union reached $23.5 billion, representing 20.8% of all Brazilian imports, a decrease of 6.1% compared to the same period in 2013. Imports from the United States reached $17.61 billion (15.6% of all Brazilian imports), an increase from the $17.58 billion in imports registered in 2014. Imports from Asia reached $35.6 billion, representing 31.5% of all Brazilian imports. In the same period in 2013 imports from Asia were $35.7 billion (or 30.4% of all Brazilian imports).

Brazil has been reducing its import tariffs. From November 30, 1997 to December 31, 1999, the average tariff was 13.8%. The average tariff dropped to 13.0% as of January 1, 2001 and the maximum tariff was 55.0% as of that date. In 2013, the average tariff reached 11.6%, and the maximum tariff was 35.0%.

Brazil is a member of Mercosur, an economic and political agreement among Argentina, Brazil, Paraguay, Uruguay and Venezuela. Mercosur originated in 1985, when the Presidents of Argentina and Brazil signed the Argentina-Brazil Integration and Economic Cooperation Program (Programa de Integração e Cooperação Econômica Argentina-Brasil or “PICE”). Mercosur’s primary interest has been eliminating obstacles to regional trade, such as high tariffs and income inequalities. A fundamental part of Mercosur is a common external tariff (“CET”), a complex schedule of taxes that apply to imports from non-member countries.

In addition to the full member countries, Mercosur has five associate members: Bolivia, Chile, Colombia, Ecuador and Peru. Associate members are included in free trade treaties but have no voting rights within Mercosur. On December 7, 2012, Bolivia signed a Mercosur incorporation protocol to become a full member of Mercosur. The protocol sets forth the requirements that Bolivia must meet to attain full membership, which may only take place after the legislatures of the full members in good standing ratify the protocol.

In December 2011, the leaders of Mercosur agreed to raise tariffs temporarily up to 35 percent on one hundred imported products coming from outside of the trade zone, to offset trade imbalances caused by the global financial crisis. The objectives of the temporary increase were to protect local products from competition by cheap foreign imports and to maintain the region’s strong economic growth. The measure, which became effective on October 1, 2012, raised tariffs for an initial period of 12 months, with an option to renew the increase until December 31, 2014. On December 6, 2012, this measure was extended through December 31, 2014 for certain products.

The following tables set forth certain information regarding exports by aggregate factor and imports by end-use category.

Table No. 11

Brazilian Exports (FOB)

	2009		2010		2011		2012		2013
	in	% of	in	% of	in	% of	in	% of	in	% of
	$ millions	total	$ millions	total	$ millions	total	$ millions	total	$ millions	total
Primary products	61,957	40.5	90,005	44.6	122,457	47.8	113,454	46.8	113,023	46.7
Industrialized products	87,848	57.4	107,770	53.4	128,317	50.1	123,749	51.0	123,616	51.0
Semi-manufactured	20,499	13.4	28,207	14.0	36,026	14.1	33,042	13.6	30,526	12.6
Manufactured	67,349	44.0	79,563	39.4	92,291	36.0	90,707	37.4	93,090	38.4
Special operations	3,189	2.1	4,140	2.1	5,265	2.1	5,375	2.2	5,540	2.3
Total	152,995	100.0	201,915	100.0	256,040	100.0	242,578	100.0	242,179	100.0

Source: Ministry of Development, Industry and Trade

Table No. 12

Brazilian Imports (FOB)

	2009		2010		2011		2012		2013
	in	% of	in	% of	in	% of	in	% of	in	% of
	$ millions	total	$ millions	total	$ millions	total	$ millions	total	$ millions	total
Capital goods	29,698	23.3	41,008	22.6	47,909	21.2	48,623	21.8	51,653	21.6
Consumption goods	21,524	16.9	31,428	17.3	40,087	17.7	39,374	17.6	40,963	17.1
Oil and Fuel	16,746	13.1	25,341	13.9	36,174	16.0	35,313	15.8	40,502	16.9
Intermediate goods	59,754	46.8	83,992	46.2	102,076	45.1	99,840	44.7	106,502	44.4
Total	127,722	100.0	181,768	100.0	226,246	100.0	223,149	100.0	239,621	100.0

Source: Ministry of Development, Industry and Trade

Soy and iron ore are some of the most significant Brazilian exports. In 2013, soy exports represented 9.4% of all Brazilian exports and iron ore exports represented 13.4% of all Brazilian exports. These items are exported to a wide range of commercial partners, however China received the biggest share of these exports in 2013.

The following tables set forth certain information regarding exports and imports by major commodity groups for the periods indicated.

Table No. 13

Exports (FOB Brazil)(1)

	2009		2010		2011		2012		2013
	in	% of	in	% of	in	% of	in	% of	in	% of
Item	$ millions	total	$ millions	total	$ millions	total	$ millions	total	$ millions	total
Livestock and animal products	$11,225	7.3	$13,526	6.7	$15,215	5.9	$15,365	6.3	$16,631	6.9
Vegetable products	$18,198	11.9	$20,250	10.0	$30,041	11.7	$31,357	12.9	$36,113	14.9
Oils, fat and waxes of animals and plants	$1,471	1.0	$1,661	0.8	$2,590	1.0	$2,539	1.0	$1,845	0.8
Food, beverage and tobacco	$22,854	14.9	$27,057	13.4	$31,787	12.4	$31,420	13.0	$30,277	12.5
Mineral products	$28,709	18.8	$51,401	25.5	$71,785	28.0	$60,481	24.9	$53,706	22.2
Chemical products and derivatives	$8,107	5.3	$10,273	5.1	$12,258	4.8	$11,570	4.8	$11,157	4.6
Plastic and rubber, and derivatives	$4,452	2.9	$5,342	2.6	$6,611	2.6	$6,113	2.5	$5,605	2.3
Fur, leather and derivatives	$1,287	0.8	$1,866	0.9	$2,160	0.8	$2,180	0.9	$2,607	1.1
Wood, wood charcoal and derivatives	$1,681	1.1	$1,920	1.0	$1,903	0.7	$1,891	0.8	$2,006	0.8
Paste of wood, paper and derivatives	$5,046	3.3	$6,820	3.4	$7,248	2.8	$6,716	2.8	$7,194	3.0
Textile materials and derivatives	$1,896	1.2	$2,265	1.1	$3,013	1.2	$3,386	1.4	$2,368	1.0
Shoes, hats, etc	$1,481	1.0	$1,653	0.8	$1,504	0.6	$1,292	0.5	$1,269	0.5
Articles of stone, ceramic, glass, etc	$1,406	0.9	$1,685	0.8	$1,724	0.7	$1,719	0.7	$1,922	0.8
Natural pearls, precious stones, etc	$1,737	1.1	$2,270	1.1	$2,962	1.2	$3,239	1.3	$3,207	1.3
Common metals and derivatives	$12,259	8.0	$14,412	7.1	$18,941	7.4	$17,240	7.1	$14,805	6.1
Machineries and equipments, electric materials, etc	$13,326	8.7	$16,217	8.0	$19,225	7.5	$18,806	7.8	$17,638	7.3
Transport materials	$13,003	8.5	$17,273	8.6	$19,575	7.6	$19,437	8.0	$26,574	11.0
Scientific instruments and equipments	$694	0.5	$829	0.4	$965	0.4	$931	0.4	$912	0.4
Weapons and ammunition	$338	0.2	$322	0.2	$293	0.1	$315	0.1	$356	0.1
Goods and diverse products	$997	0.7	$1,078	0.5	$1,122	0.4	$1,333	0.5	$1,038	0.4
Objects of art, collection and antiques	$34	0.0	$20	0.0	$57	0.0	$46	0.0	$122	0.1
Special transactions	$2,796	1.8	$3,775	1.9	$5,060	2.0	$5,204	2.1	$4,829	2.0

Total	$152,995	100.0	$201,915	100.0	$256,040	100.0	$242,578	100.0	$242,179	100.0

(1)	According to the NCM: Nomenclatura Comum do MERCOSUL (In English: Common Nomenclature of MERCOSUR).

Source: Ministry of Development, Industry and Trade

Table No. 14

Imports (FOB Country of Origin)(1)

	2009		2010		2011		2012		2013
	in	% of	in	% of	in	% of	in	% of	in	% of
Item	$ millions	total	$ millions	total	$ millions	total	$ millions	total	$ millions	total
Livestock and animal products	$1,294	1.01	$1,675	0.9	$2,298	1.0	$2,330	1.0	$2,457	1.0
Vegetable products	$3,578	2.80	$4,329	2.4	$5,026	2.2	$5,216	2.3	$5,984	2.5
Oils, fat and waxes of animals and plants	$599	0.47	$746	0.4	$1,051	0.5	$958	0.4	$953	0.4
Food, beverage and tobacco	$1,569	1.23	$2,014	1.1	$3,091	1.4	$2,925	1.3	$2,868	1.2
Mineral products	$20,181	15.80	$32,028	17.6	$44,537	19.7	$42,223	18.9	$48,027	20.0
Chemical products and derivatives	$21,577	16.89	$27,219	15.0	$34,601	15.3	$35,631	16.0	$38,233	16.0
Plastic and rubber, and derivatives	$7,084	5.55	$10,511	5.8	$13,208	5.8	$12,508	5.6	$13,599	5.7
Fur, leather and derivatives	$338	0.26	$476	0.3	$612	0.3	$595	0.3	$607	0.3
Wood, wood charcoal and derivatives	$123	0.10	$149	0.1	$196	0.1	$188	0.1	$164	0.1
Paste of wood, paper and derivatives	$1,511	1.18	$2,104	1.2	$2,384	1.1	$2,203	1.0	$2,105	0.9
Textile materials and derivatives	$3,481	2.73	$5,038	2.8	$6,567	2.9	$6,613	3.0	$6,800	2.8
Shoes, hats, etc	$421	0.33	$494	0.3	$642	0.3	$775	0.3	$818	0.3
Articles of stone, ceramic, glass, etc	$866	0.68	$1,335	0.7	$1,835	0.8	$1,951	0.9	$2,080	0.9
Natural pearls, precious stones, etc	$369	0.29	$557	0.3	$697	0.3	$649	0.3	$542	0.2
Common metals and derivatives	$7,783	6.09	$13,372	7.4	$14,244	6.3	$13,795	6.2	$13,705	5.7
Machineries and equipments, electric materials, etc	$36,611	28.66	$50,799	27.9	$60,115	26.6	$60,175	27.0	$64,032	26.7
Transport materials	$14,189	11.11	$20,900	11.5	$26,376	11.7	$25,211	11.3	$26,498	11.1
Scientific instruments and equipments	$5,091	3.99	$6,420	3.5	$6,765	3.0	$6,916	3.1	$7,533	3.1
Weapons and ammunition	$28	0.02	$70	0.0	$34	0.0	$27	0.0	$41	0.0
Goods and diverse products	$1,025	0.80	$1,528	0.8	$1,947	0.9	$2,253	1.0	$2,522	1.1
Objects of art, collection and antiques	$5	0.0	$7	0.0	$17	0.0	$39	0.0	$52	0.0
Special transactions	$0	0.0	$0	0.0	$0	0.0	$0	0.0	$0	0.0
Total	$127,722	100.0	$181,768	100.0	$226,246	100.0	$223,183	100.0	$239,621	100.0

(1)	According to the NCM: Nomenclatura Comum do MERCOSUL (In English: Common Nomenclature of MERCOSUR).

Source: Ministry of Development, Industry and Trade

The following table sets forth certain details regarding Brazil’s foreign trade for the years indicated.

Table No. 15

Principal Foreign Trade Indicators

	2009	2010	2011	2012	2013
Exports as % of GDP	9.4	9.4	10.3	10.8	10.9
Imports as % of GDP	7.9	8.5	9.1	9.9	10.8
Trade Balance as % of GDP	1.6	0.9	1.2	0.9	0.1
Growth (Decline) in foreign trade—% (1)	-24.3	36.7	25.7	-3.4	3.4
Exports—% Increase (Decrease)(2)	-22.7	32.0	26.8	-5.3	-0.2
Imports—% Increase (Decrease)(2)	-26.2	42.3	24.5	-1.4	7.4
Exports/Imports (3)	1.20	1.11	1.13	1.09	1.01
Exports
$ in millions	152,995	201,915	256,040	242,578	242,179
1,000 tons	455,452	520,117	544,244	546,266	558,499
% change from prior period (4)	-2.9	14.2	4.6	0.4	2.2
Imports
$ in millions	127,705	181,768	226,247	223,184	239,621
1,000 tons	103,897	138,195	148,668	141,768	159,582
% change from prior period (4)	-16.5	33.0	7.6	-4.6	12.6
Trade Balance ($ in millions)	25,290	20,147	29,793	19,395	2,558

(1)	Percentage change in exports and imports from previous year.
(2)	Percentage change from previous year.
(3)	Exports divided by imports.
(4)	Percentage change in volume, by weight.

Source: Central Bank and Ministry of Development, Industry and Foreign Trade

The following tables set forth certain information regarding the destination of Brazil’s exports and the sources of its imports for the periods indicated.

Table No. 16

Exports (FOB Brazil) by Region

	2009		2010		2011		2012		2013
	in	% of	in	% of	in	% of	in	% of	in	% of
Item	$ millions	total	$ millions	total	$ millions	total	$ millions	total	$ millions	total
LAIA(1)	29,897	19.54	41,202	20.41	50,076	19.56	45,048	18.57	50,404	20.81
MERCOSUR	15,829	10.35	22,602	11.19	32,444	12.67	27,856	11.48	29,533	12.19
LAIA ex-MERCOSUR	14,068	9.19	18,601	9.21	17,632	6.89	17,192	7.09	20,870	8.62
USA(2)	15,740	10.29	19,462	9.64	25,942	10.13	26,849	11.07	24,862	10.27
CARICOM (3)	3,180	2.08	3,707	1.84	4,171	1.63	2,481	1.02	1,056	0.44
Canada	1,712	1.12	2,321	1.15	3,130	1.22	3,080	1.27	2,702	1.12
Others America	2,648	1.73	3,199	1.58	3,027	1.18	3,020	1.24	2,341	0.97
EU	34,037	22.25	43,135	21.36	52,946	20.68	49,102	20.24	47,765	19.72

EFTA(4)	1,852	1.74	2,464	1.22	2,861	1.12	2,858	1.18	3,420	1.41
Easter Europe	3,383	2.21	4,788	2.37	5,174	2.02	4,327	1.78	4,178	1.73
Others Europe	892	0.58	1,345	0.67	1,777	0.69	1,285	0.53	1,063	0.44
Asia (ex-Middle Eastern)	40,239	25.77	56,273	27.87	76,697	29.96	75,325	31.05	77,659	32.07
Middle Eastern	7,552	4.94	10,525	5.21	12,276	4.79	11,528	4.75	10,954	4.52
Africa	8,692	5.68	9,262	4.59	12,225	4.77	12,213	5.03	11,087	4.58
Oceania	558	0.36	662	0.33	923	0.36	592	0.24	545	0.22
Others	2,614	1.71	3,570	1.77	4,814	1.88	4,871	2.01	4,143	1.71
Total	152,995	100.00	201,915	100.00	256,040	100.00	242,578	100.00	242,179	100.00

(1)	Latin American Integration Association.
(2)	Includes Puerto Rico.
(3)	Caribbean Community and Common Market
(4)	European Free Trade Association.

Source: Ministry of Development, Industry and Foreign Trade.

The following table sets forth imports by region:

Table No. 17

Imports (FOB Country of Origin) by Region

	2009		2010		2011		2012		2013
	in	% of	in	% of	in	% of	in	% of	in	% of
Item	$ millions	total	$ millions	total	$ millions	total	$ millions	total	$ millions	total
LAIA(1)	21,944	17.18	29,844	16.42	36,150	15.98	36,719	16.45	37,995	15.86
MERCOSUR	13,107	10.26	16,620	9.14	20,642	9.12	20,247	9.07	20,450	8.53
LAIA ex-MERCOSUR	8,837	6.92	13,223	7.27	15,508	6.85	16,472	7.38	17,545	7.32
USA(2)	20,187	15.81	27,256	14.99	34,233	15.13	32,609	14.61	36,280	15.14
CARICOM (3)	196	0.15	529	0.29	371	0.16	705	0.32	1,525	0.64
Canada	1,602	1.25	2,714	1.49	3,556	1.57	3,074	1.38	3,002	1.25
Others America	614	0.48	547	0.30	1,264	0.56	1,297	0.58	1,265	0.53
EU	29,224	22.88	39,127	21.53	46,426	20.52	47,716	21.38	50,745	21.18
EFTA(4)	2,564	2.01	3,585	1.97	3,658	1.62	3,670	1.64	3,940	1.64
Easter Europe	2,105	1.65	3,023	1.66	5,175	2.29	4,109	1.84	3,598	1.50
Others Europe	434	0.34	825	0.45	999	0.44	1,026	0.46	1,199	0.50
Asia (ex-Middle Eastern)	36,141	28.30	56,150	30.89	70,080	30.97	68,872	30.86	73,229	30.56
Middle Eastern	3,142	2.46	4,680	2.57	6,142	2.71	7,398	3.31	7,369	3.08
Africa	8,466	6.63	11,297	6.22	15,436	6.82	14,266	6.39	17,446	7.28
Oceania	899	0.70	1,401	0.77	2,011	0.89	1,354	0.61	1,324	0.55
Others	205	0.16	789	0.43	745	0.33	368	0.16	705	0.29

Total	127,722	100.00	181,768	100.00	226,246	100.00	223,183	100.00	239,621	100.00

(1)	Latin American Integration Association.

(2)	Includes Puerto Rico.
(3)	Caribean Community and Common Market
(4)	European Free Trade Association.

Source: Ministry of Development, Industry and Foreign Trade.

Foreign Investment

Foreign Direct Investment (“FDI”) inflows totaled $25.9 billion in 2009, $48.5 billion in 2010, $66.7 billion in 2011 and $65.3 billion in 2012. In 2013, FDI inflows reached $64.0 billion. FDI inflows reached an accumulated amount of $29.3 billion in the first half of 2014.

Net foreign portfolio investment registered an inflow of approximately $46.2 billion in 2009, $67.8 billion in 2010, $18.5 billion in 2011, $16.5 billion in 2012 and $34.7 billion in 2013.

The following table sets forth information regarding foreign direct and portfolio investment in Brazil for each of the years indicated.

Table No. 18

Foreign Direct and Portfolio Investment in Brazil

	Inflows ($ millions)			Outflows ($ millions)			Net ($ millions)
	Portfolio(1)	Direct(2)	Total	Portfolio(1)	Direct(2)	Total	Portfolio	Direct	Total
2009	194,451	53,507	247,958	148,292	27,558	175,851	46,159	25,949	72,107
2010	175,109	78,644	253,752	107,314	30,137	137,451	67,795	48,506	116,301
2011	128,371	101,719	230,090	109,919	35,058	144,977	18,453	66,660	85,113
2012	155,250	84,256	239,505	138,716	18,984	157,700	16,534	65,272	81,806
2013	237,550	86,417	323,967	202,808	22,372	225,179	34,742	64,045	98,788

(1)	Includes equity securities, bonds, commercial paper and notes, except those related to external debt restructurings.
(2)	Includes reinvested earnings and excludes intercompany debt transactions.

Source: Central Bank

External financing needs, defined as the difference between the current account deficit and net foreign direct investment, generally have been negative since January 2002 as rising foreign direct investments have been greater than the current account deficit. In 2013, however, Brazil’s external financing needs were positive $17.3 billion. Brazil received less through net foreign direct investment ($64.0 billion) than it needed to finance its current account deficit ($81.4 billion). Nonetheless, foreign direct investment plus portfolio investment reached $98.8 billion in 2013 and the total was more than enough to finance Brazil’s current account deficit.

The following table sets forth the external financing needs of Brazil for each of the years indicated.

Table No. 19

External Financial Needs

	Current Account	Foreign Direct Investment	External Financial Needs
	($ million)	($ million)	($ million)
2009	-24,302	25,949	1,646
2010	-47,273	48,506	1,233
2011	-52,473	66,660	14,187
2012	-54,249	65,272	11,023
2013	-81,374	64,045	-17,329

Source: Central Bank

International Reserves

The Central Bank publishes the volume of international reserves using two metrics: cash (most used) and international liquidity. The international liquidity metric includes the United States dollars receivable by the Central Bank from banks as a result of loans that the Central Bank issued in foreign currency during the recent international financial crisis. These operations are not included in the cash metric.

According to the cash metric, Brazilian international reserves totaled $238.5 billion in 2009, $288.6 billion in 2010, $352.0 billion in 2011, $373.1 billion in 2012 and $358.8 billion in 2013.

The decrease in the cash metric international reserves in 2013 was largely a result of sales made by the Central Bank as part of its program to provide foreign exchange hedging protection to market participants and liquidity to the foreign exchange market through repurchase (repo) lines of credit, which totaled $14.5 billion.Central Bank foreign exchange hedging protection program is described in the “Swaps” section.

According to the international liquidity metric, Brazilian international reserves totaled $239.1 billion in 2009, $288.6 billion in 2010, $352.0 billion in 2011, $378.6 billion in 2012 and $375.8 billion in 2013

The following table sets forth certain information regarding Brazil’s international reserves at the dates indicated.

Table No. 20

International Reserves (1)
As of December 31
	2009	2010	2011	2012	2013
	($ million)	($ million)	($ million)	($ million)	($ million)
Total Gold and Foreign Exchange	229,819	277,667	344,834	365,645	351,621
Gold (2)	1,175	1,519	1,654	3,581	2,592
Foreign Exchange	228,644	276,148	343,180	362,064	349,029
Special Drawing Rights	4,510	4,450	3,980	3,987	3,997
Other reserve assets (3)	3,244	4,422	205	33	0
Total Official Reserves	238,520	288,575	352,012	373,147	358,808

(1)	Cash Metric
(2)	Includes available stock of financial gold plus time deposits.
(3)	Includes financial derivatives, loans to nonbank nonresidents (including export credit), reverse repo (securities borrowed with other securities used as collateral) and others.

Source: Central Bank

Foreign Exchange Rates and Exchange Controls

The Brazilian foreign exchange system has been structured to enable the Federal Government, through the Central Bank, to regulate and control foreign exchange transactions carried out in Brazil.

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or such an imbalance is foreseeable, the Federal Government may, for a limited period of time, impose restrictions (i) on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, and (ii) on the conversion of Brazilian currency into foreign currencies.

In an attempt to avoid excessive volatility, to counteract appreciation or to contain the depreciation of the Brazilian real against the U.S. dollar and other foreign currencies, and also to reduce the effects of speculative activity, the Federal Government may take measures to control the inflow of foreign capital. The Financial Transactions Tax (“IOF”) is one of the instruments used by the government to make such adjustments.

The IOF, which is regulated by Decree No. 6,306, dated December 14, 2007, is levied on credit transactions, foreign exchange transactions, insurance transactions and transactions involving securities.

Currently, the IOF rate is 0% for (i) income derived from stocks and ETFs whether traded on or off a stock exchange, (ii) foreign investments in fixed-income securities; and (iii) increases in dollar short positions in financial derivatives.

Investments are subject to an IOF levy on redemptions, transfers or renegotiations that occur within 30 days of the acquisition of fixed income securities (except debentures, CRI—Real Estate Credit Certificate and Banking Financial Notes), investment funds and investment club redemptions performed by foreign investors. For these investments, the tax rate is a maximum of 1% per day, but the amount of revenue subject to the tax varies according to the duration of the investment. The percentage of revenue subject to the IOF tax declines as the term of the investment increases. For example, a one-day investment will have 96% of its revenue subject to the tax, but an investment held in excess of 30 days will have 0% of its revenue subject to the tax.

In June of 2014, the Federal Government announced that the 6.0% IOF entry tax on foreign borrowing would apply only to loans with terms of 180 days or less, instead of applying to loans with terms of 360 days or less. Brazil’s Finance Minister explained that this change was designed to encourage borrowing abroad and the entry of foreign investments.

The real had an exchange rate of R$2.3426 to $1.00 on December 31, 2013. Foreign exchange inflow decreased to negative $12.3 billion in 2013, compared with a foreign exchange inflow of $16.8 billion in 2012. The financial sector reported net outflow of $23.4 billion in 2013, compared to net inflows of $8.4 billion in 2012. In 2013 there were net inflows of $11.1 billion in the commercial sector, which had net inflows of $8.4 billion in 2012.

The prospect of the US Federal Reserve tapering its quantitative easing policy created volatility in international markets, contributing to a decrease in foreign exchange inflow in 2013. The trend for 2014, however, has been one of increasing inflows; the exchange flow was positive in the first half of the year at U.S.$4.1 billion.

Table No. 21

Foreign Exchange Transactions

	Commercial	Financial	Total
	($ million)	($ million)	($ million)
2009	9,924	18,808	28,732
2010	-1,650	26,004	24,354
2011	43,950	21,329	65,279
2012	8,373	8,380	16,753
2013	11,136	-23,396	-12,261

Source: Central Bank

Swap Transactions

The Central Bank may enter into swap transactions, referenced in benchmark interest rates and foreign currencies, for the purposes of providing foreign exchange hedges for financial institutions and other economic agents in the Brazilian market. The Central Bank does not use swaps as a hedge instrument for its own portfolio. It enters into swap transactions only to diminish volatility in the exchange rate market. In other words, when the Central Bank recognizes that there are market gaps in the foreign exchange yield curve in Brazil, it announces swap auctions and supplies demand for swap instruments. Therefore, foreign exchange swaps represent an alternative tool to the Central Bank’s spot market intervention. Swap transactions do not represent a material risk for Brazil, as they have short maturities (usually no more than three months), are settled in Brazilian reais and generate no obligation for Brazil to settle transactions in foreign currencies.

These swaps are contracted through auctions in the Central Bank’s electronic system and are recorded on the stock, futures and commodities exchange of the Securities, Commodities and Futures Exchange (“BM&FBOVESPA S.A.”) in the form of a standard agreement. In the long positions of these contracts, the Central Bank is on the asset side in a domestic interest rate (represented by the average rate for domestic interbank deposits (“DI”) for one business day and on the liability side in foreign currency plus a spread rate, which is a representative interest rate in U.S. Dollars. Inversely, in the short positions, the Central Bank is on the asset side in foreign currency plus a spread rate and on the liability side in average rates for domestic DI. Each contract has a notional value equivalent to U.S.$50,000 and is adjusted daily. The amount of required collateral is stipulated by the BM&FBOVESPA S.A. Purchases by the Central Bank of these swap contracts are known in financial markets as exchange swaps, and selling operations are referred to as reverse exchange swaps.

After not engaging in reverse exchange swaps in 2010, the Central Bank resumed reverse exchange swaps in January 2011. The Central Bank’s net exchange rate exposure was R$0.0 (zero) in each of 2009 and 2010 (when no reverse exchange swaps were sold); R$-3.0 billion in 2011; R$4.2 billion in 2012; and R$200.4 billion in 2013. These figures are presented as assets on the balance sheet of the Central Bank when the value is positive and as liabilities when the value is negative.

On June 6, 2014, the Central Bank announced it would extend a program to provide foreign exchange hedging protection to economic agents and liquidity to the foreign exchange market indefinitely. In the first phase of the program, which transpired from August 23 to December 31, 2013, the Central Bank performed daily auctions of foreign exchange swaps on Mondays through Thursdays in the amount of up to U.S.$500 million per day. The Central Bank also held auctions of U.S. Dollars in amounts of up to U.S.$1 billion per day with a repurchase commitment on Fridays. In the second phase of the program, which transpired from January 2, 2014 to June 30, 2014, the Central Bank (i) performed daily auctions of foreign exchange swaps on Mondays through Fridays in the amount of up to U.S.$200 million per day, (ii) held auctions of U.S. Dollars with a repurchase commitment, depending on the liquidity of the foreign exchange market and (iii) offered additional transactions to sell U.S. Dollars, as needed.

THE FINANCIAL SYSTEM

General

The principal authorities that regulate Brazilian financial institutions are the CMN, which is the highest federal agency responsible for defining Brazilian monetary policy, the Central Bank, which is responsible for the implementation, regulation and supervision of the financial system, and the CVM, which is charged with regulating and supervising the Brazilian capital market.

Banks in Brazil are subject to regulatory standards that are in some cases stricter than international banking standards and have managed recent international financial crises with relative stability. Capital injections and bank profits have kept the sector as a whole solvent, despite increases in the costs associated with financing.

The Brazilian financial system is composed of several types of public and private sector financial institutions. As of December 31, 2013, the Brazilian financial system included 132 multi-service banks, 22 commercial banks, 14 investment banks, and numerous savings and loan, brokerage, leasing and financial institutions.

The average leverage level in 2013 for the Brazilian banking system as a whole was approximately 3.2 times shareholders’ equity, and Brazilian private sector financial institutions were generally well capitalized. In addition, public sector banking institutions play an important role in the banking industry. Public sector banks accounted for 50.8% of the banking system’s total demand deposits and 34.4% of total assets in December 2013. A significant portion of the activities of federal and State banks involves the lending of Federal Government funds to industry, agriculture and housing. See “—Public Sector Financial Institutions”.

The reduction of Brazil’s inflation rate brought about by the Plano Real in the 1990s curtailed the profits Brazilian banks had previously earned from investing deposits in Federal Government securities at high interest rates and made it more difficult for certain financial institutions to survive. To assist distressed banks and strengthen the financial system, in the 1990s, the Federal Government instituted a program for restructuring and strengthening private sector banks.

In addition, on November 16, 1995, the Federal Government instituted a deposit insurance system and established a program to restructure Brazil’s State banks. See “—Regulation by Central Bank”.

From the implementation of the Plano Real in the 1990s through December 31, 2013, 187 financial institutions were the subject of Central Bank intervention.

Institutional Framework

The basic framework of the modern Brazilian financial system resulted from the creation of regulatory institutions in the 1950s, 1960s and 1970s. During that period, important institutions were formed, including BNDES, currently one of the world’s largest development agencies, and the Housing Financial System (Sistema Financeiro de Habitação or “SFH”), which is dedicated to housing finance. The CMN, the Central Bank and the CVM were also established during that time.

The CMN is the deliberative body of the National Financial System and is responsible for, among other things: (i) establishing general guidelines for the implementation of monetary, exchange and credit policies; (ii) regulating the operation, supervision and formation of financial institutions; and (iii) regulating the instruments used to implement monetary and exchange rate policies. The CMN is currently composed of three members: the Minister of Finance, the Minister of Planning and Budget and the President of the Central Bank.

The Central Bank is responsible for ensuring the stability of the Brazilian real’s purchasing power and a solid and efficient financial system. The Central Bank also implements the monetary, currency and credit policies established by the CMN. The Central Bank Monetary Policy Committee (COPOM), created in 1996, is responsible for setting the stance of monetary policy and the short-term interest rate. In addition, the Central Bank is the fiscal agent of the National Treasury, but is prohibited by the Constitution from financing the National Treasury, either directly or indirectly. The Central Bank is operationally independent and its president has ministerial rank. The Central Bank is administered by a board of directors. The president and each director are appointed by the President of the Republic, subject to confirmation by the Senate.

The CVM is the regulatory body responsible for the development and regulation of Brazilian stock and debenture markets. It is an autonomous, independent and decentralized agency, but it is linked to the Federal Government. Its main objectives are to promote the integrity of the stock market, ensure the efficient operation of Brazil’s stock exchanges, protect holders of securities and oversee the public issuance and trading of securities.

Monetary Policy and Money Supply

On July 1, 1999, Brazil formally adopted inflation targeting as its monetary policy framework. Brazilian law provides that: (i) inflation targets are to be established on the basis of variations of a widely known index, the IPCA; (ii) the inflation targets, as well as the tolerance intervals, are to be set by the CMN; (iii) inflation targets are to be set no later than June 30 of the second year prior to the year for which the target is being set; (iv) the Central Bank is responsible for implementing the policies necessary to achieve the targets; (v) the targets will be considered to have been met whenever the observed accumulated inflation during each calendar year falls within specified tolerance levels; (vi) if any target is not met, the Central Bank’s President must issue an open letter addressed to the Finance Minister explaining why the target was not met, the measures to be adopted to ensure that inflation returns to the tolerance levels and the period of time that will be needed for these measures to have an effect; and (vii) the Central Bank is to issue a quarterly inflation report that will provide information on the performance of the inflation targeting framework, the results of the monetary policy actions, and the perspectives regarding inflation. Since 2006, CMN has established an inflation target of 4.5%, with a tolerance level of plus or minus 2.0 percentage points, and the same target has been established for 2014 and 2015.

The Central Bank uses monetary policy instruments, principally the Over/Selic rate (a market-determined overnight rate for operations with federal bonds), to achieve the inflation targets. Since 2004 the Central Bank has fulfilled the inflation targets established by the CMN, and interest rates are gradually converging to lower levels albeit with some fluctuation. The Selic target is fixed for the period between regular COPOM meetings. From 2000 to 2006, the COPOM held regular meetings once per month, but since 2006 the committee has held eight regular meetings annually, with each meeting lasting two days. Each meeting begins on a Tuesday and continues on the following day. The COPOM can also establish a monetary policy bias at its regular meetings; a bias (to ease or tighten) authorizes the Central Bank’s Governor to alter the Selic interest rate target in the direction of the bias at anytime between regular COPOM meetings.

Due to several economic factors influencing the Brazilian economy, the Central Bank started an expansionary monetary policy to counteract the effects of the 2008/2009 international financial crisis. This cycle of monetary policy began in January 2009, when the Over/Selic rate target was reduced from 13.75% to 12.75%, and ended in July 2009, when the Over/Selic rate target reached 8.75%. The Central Bank initiated a monetary tightening in April 2010, gradually increasing the Over/Selic rate target from 8.75% in April 2010 to 12.50% in July 2011. With signs of additional turmoil in the global economy in 2011, the Over/Selic rate was reduced gradually from 12.50% in August 2011 to 7.25% in October 2012 in a new loosening cycle.

In the beginning of 2013, as the Brazilian economy had not yet fully recovered, COPOM decided to maintain the basic rate of interest (Selic) at 7.25% at its January and March meetings, the lowest level in history. However, consumer price indicators showed considerable resilience to measures to curb inflation. As inflation climbed close to the official target ceiling, the Central Bank initiated a cycle of monetary adjustments. The Selic interest rate was gradually raised from 7.25% in March 2013 to 11.0% in April 2014, over the course of nine COPOM meetings.

The prospect of the U.S. Federal Reserve tapering its quantitative easing policy created great volatility in international markets. The Federal Government and the Central Bank adopted several measures to contain excessive volatility. COPOM initiated a tightening monetary cycle at its April 17, 2013 meeting and the Federal Government announced IOF rate cuts in June 2013. Government authorities monitor the market closely, and the Central Bank has reserved the right to intervene in the foreign exchange market in order to avoid excessive volatility, reduce the effects of an appreciated or depreciated exchange rate on inflation and reduce the effects of speculative activity.

Regarding the exchange rate, in December 2013, the Central Bank announced it would extend its program to provide foreign exchange hedging protection to economic agents and liquidity to the foreign exchange market. Effective January 2014 and extending until at least June 30, 2014, the Central Bank (i) performed daily auctions of foreign exchange swaps on Mondays through Fridays, up to U.S.$200 million per day, (ii) held auctions of U.S. Dollars with a repurchase commitment, depending on liquidity of the foreign exchange market and (iii) offered additional transactions to sell U.S. Dollars if needed. In the first phase of the program, which transpired from August to December, 2013, the Central Bank performed daily auctions of foreign exchange swaps on Mondays through Thursdays in the amount of up to U.S.$500 million per day. The Central Bank also held auctions of U.S. Dollars in amounts of up to U.S.$1 billion per day, with a repurchase commitment on Fridays.

The Central Bank periodically intervenes in the overnight funds market to maintain liquidity in that market and keep the Over/Selic rate close to its target rate. To control the level of liquidity in the economy, among other instruments, the Central Bank also sells securities with repurchase agreements or purchases securities with resale agreements for a future date. Such open market operations are known as “operações compromissadas,” which are indexed to the Over/Selic rate and totaled R$528.7 billion (or 10.9% of GDP) in the year ended December 31, 2013.

The Central Bank’s monetary and liquidity policies also had the effect of supporting price and financial stability. This allowed Brazil to manage adverse global economic conditions and return to economic growth in late 2009, ahead of many countries.

Since 1999, the Central Bank has attempted to reduce interest rates charged by financial institutions for domestic loans. The spread over the Over/Selic rate was 43.2% in December 1999 and 27.9% in December 2010.

In light of recent structural changes to the Brazilian macroeconomy (including a significant expansion of credit, better employment and income indicators, the general downward trajectory of interest rates and crucial institutional progress) and structural changes to Brazil’s credit market, the Central Bank revised the kinds of statistics that it maintained in order to provide the public with more information. The revised statistical models are designed to standardize statistical recordkeeping and provide more specific information about credit markets. The Central Bank’s new models affect the way that it reports statistics related to concessions, interest rates, spreads, deadlines and delinquency rates.

Under the new methodology, the spread over the Over/Selic rate was 14.3% in December 2011, 11.6% in December 2012 and 11.1% in December 2013. For corporate entities, the spread was 9.3% in December 2011, 6.9% in December 2012 and 6.9 % in December 2013. For individuals, the spread was 21.0% in December 2011, 17.7% in December 2012 and 16.4% in December 2013.

The Federal Government has also implemented several measures to reduce spreads on domestic bank loans and to increase the demand for credit. Such measures can be broadly grouped into three categories: (i) measures to strengthen guarantees and the enforcement of contracts; (ii) measures to increase competition among lenders; and (iii) measures to ease the tax burden and the effects of banking regulations. Specific measures include the approval of amendments to the bankruptcy law and civil code, the dissemination of detailed information on market interest rates on the Central Bank’s website and modifications to the rules relating to the classification of loans and related provisions.

Reserve Requirements. All depositary institutions, commercial banks, multi-service banks, investment banks, development banks, savings and loans and financial institutions are required to satisfy reserve requirements set by the Central Bank. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, time deposits, debt assumption transactions, automatic reinvestment deposits, funding transactions, repurchase agreements and export notes.

Circular No. 3,632, dated February 21, 2013, provides that financial institutions are generally required to deposit 45% of their average daily balance of demand deposits in excess of R$44 million in a non-interest-bearing account with the Central Bank. Financial institutions with a reserve requirement for cash deposits that are calculated to be R$500,000 or less are exempt from the reserve requirement obligation.

Circular No. 3,569, dated December 22, 2011, provides that financial institutions generally are required to deposit 20% of their average business daily balance of time deposits in excess of R$30 million in an account with the Central Bank. This 20% deposit requirement can be reduced by up to R$3 billion, depending on size of the regulated financial institution’s reference equity. Financial institutions that would otherwise have a reserve requirement for time deposits calculated to be R$500,000 or less are exempt from the reserve requirement obligation. The amount of interest payable on the account is based on the Selic rate.

Citing (i) a R$50 billion increase in reserves established pursuant to reserve requirements on bank deposits over the previous 12 months; (ii) recent moderation in credit origination; (iii) low credit delinquency; and (iv) a decline in risk in the national financial system, the Central Bank announced new rules governing reserve requirements in July and August 2014, with an estimated impact of R$40 billion. Under the new rules on compulsory reserves on time deposits, the Central Bank (i) allows banks to use up to 60% of their reserve requirements to finance new loans or buy loan portfolios; (ii) establishes reductions in reserve requirements for new vehicle financing; and (iii) allows the use of bank notes for the purpose of determining compliance with the reserve requirements. The Central Bank has also lowered the capital requirements for banks, permitting them to use up to 20% of their reserve requirements on demand deposits to fund a BNDES PSI-subsidized loan program.

The following table sets forth selected information regarding percentage changes in the monetary base and money supply for the periods indicated.

Table No. 22

Percentage Increases in Monetary Base and Money Supply

	Year Ended December 31,
	2009	2010	2011	2012	2013
Monetary Base (1)	12.6	24.6	3.6	8.9	6.9
M1(2)	12.0	12.6	1.2	13.9	6.1
M2(3)	8.8	16.7	18.7	9.1	10.7

(1)	Monetary base represents Central Bank liabilities, including currency and deposits held by commercial banks.
(2)	M1 is currency plus demand deposits.
(3)	Preliminary. M2 is M1 plus savings accounts and private securities, bank certificates of deposit (“CDBs”), mortgage bills (letras hipotecárias), real estate bills (letras imobiliárias), bills of exchange (letras de câmbio), and foreign exchange and acceptances.

Source: Central Bank

Limitation of Public Sector Debt

Since May 1990, CMN has taken various measures to limit expansion of credit in the public sector. In July 1993, the CMN mandated the creation by the Central Bank of a Public Sector Operations Registration System—CADIP—designed to improve credit controls. The CMN has also limited the ability of public sector financial entities to issue additional public indebtedness. For example, before a State bank can raise funds abroad, it must first have a rating equivalent to investment grade or that of the Republic given by one or more well known international rating agencies.

The Fiscal Responsibility Law severely restricts personnel expenditures and extensions of credit at all levels of government in Brazil and provides ceilings for public sector debt. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

Public Sector Financial Institutions

Brazil’s main public sector financial institutions are Banco do Brasil, BNDES and CEF.

Banco do Brasil. Banco do Brasil is one of Brazil’s largest multi-service banks. It is organized as a mixed-capital company, with the Federal Government holding a majority of its voting shares, and is subject to legislation applicable to private sector entities, including all labor and tax legislation. Banco do Brasil functions as a private multiple service bank, although it does engage in some lending programs that implement certain policies established by the CMN. It is also the principal mechanism through which the Federal Government implements its rural credit policy. In addition, Banco do Brasil is responsible for (i) the payment and disbursement of resources required for executing the Federal Budget, (ii) the acquisition and financing of stocks of exportable goods and (iii) arranging payments and receipts made outside of Brazil. It is the main recipient of loans from the National Treasury and federal agencies. On December 31, 2013, Banco do Brasil had assets of U.S.$520.2 billion and shareholders’ equity of U.S.$30.1 billion. Banco do Brasil is currently the largest bank in Latin America by assets.

Pursuant to the terms of Law No. 12,793, dated April 2, 2013, the National Treasury granted Banco do Brasil R$8.1 billion in federal securities to assist Banco do Brasil in expanding its operations.

BNDES. BNDES, the Federal Government-controlled development bank, is primarily engaged in providing medium- and long-term financing to the Brazilian private sector, particularly to industry, either directly or indirectly through other public and private sector financial institutions. BNDES was also responsible for administering the Federal Government’s privatization program. On December 31, 2013, BNDES and entities under its control had assets of approximately U.S.$325.7 billion and a net worth of approximately U.S.$19.5 billion.

As part of the measures taken to combat the impact of the financial crisis of 2008/2009, the Federal Government decided to lend R$100.0 billion to BNDES in 2009 through transfers of National Treasury bonds. The objective of the operation was to reinforce the flow of business credit, making projects feasible and ensuring continued investment in the Republic.

From 2009 to 2013, the total securities issued by the National Treasury in favor of BNDES equaled approximately R$324.3 billion. In 2013, the National Treasury carried out two direct bond issuances to BNDES. In the first one, which took place in June, securities with a present value of approximately R$15 billion were issued to allow BNDES to comply with regulations established by Basel III. The second operation, carried out in December, involved R$24 billion and, like operations completed in prior years, it allowed the bank to increase the volume of its loans to the manufacturing sector.

In June 2014, the National Treasury issued securities with a present value of approximately R$30 billion in favor of BNDES, to provide funds to the development bank for lending to the manufacturing sector.

The “TJLP” or long-term interest rate, is used on loans from BNDES. The CMN reviews the TJLP rate every three months. In June 2014, the CMN elected to keep the TJLP at 5.0% for the third quarter of 2014.

CEF. Caixa Econômica Federal, or CEF, a savings bank controlled by the Federal Government, is the principal agent of the Housing Finance System. It is involved principally in deposit-taking and financing for housing and related infrastructure. CEF also is an important instrument for public social policies. The bank is authorized to engage in activities permitted for commercial banks, mortgage companies, and sanitation and urban infrastructure companies. CEF may also provide social services as delegated by the Federal Government. Its main activities are related to raising funds through savings accounts, escrow and time deposits, and investment in loans substantially linked to housing. CEF’s assets on December 31, 2013 were approximately U.S.$366.5 billion, and its shareholders’ equity was approximately U.S.$11.7 billion.

The National Treasury granted CEF R$13 billion in federal securities for purposes of expanding its operational limits, according to the terms of Law No. 12,793 dated April 2, 2013. In June 2013, the National Treasury issued securities with a present value of approximately R$8 billion in favor of CEF to allow the bank to comply with regulations defined in the Basel III.

Other Financial Institutions. Other federal financial institutions include the Bank of the Amazon (Banco da Amazônia) whose mission is to promote development in the Amazon region, and the Bank of the Northeast of Brazil (Banco do Nordeste do Brasil), which is almost wholly owned by the Federal Government and has the mission of promoting sustainable development in northeastern Brazil, by providing technical and financial training. From 1997 to 2008, several State banks were sold to private banks, including Banco do Estado do Rio de Janeiro S.A. (“BANERJ”) and Banco do Estado do Ceará (“BEC”), among others.

Private Sector Financial Institutions

Since 1988, Brazil has permitted the establishment of multi-service banks, which are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services, including fund management and real estate finance. As of December 31, 2013, there were 125 private multi-service banks operating in Brazil.

Private sector financial institutions include commercial banks, investment banks, multi-service banks and other financial institutions. Brazil’s 21 private sector commercial banks and 100 private multi-service banks with commercial portfolios are engaged in wholesale and retail banking. They are particularly active in taking demand deposits and lending for short-term working capital purposes. Brazil’s 14 investment banks are engaged primarily in collecting time deposits, specialized lending and underwriting securities. As of December 31, 2013, the consolidated shareholders’ equity of the private sector banking institutions in Brazil was R$594 billion.

Regulation by the Central Bank

The Central Bank is authorized to implement the currency and credit policies prescribed by the CMN and to supervise all financial institutions. Any amendment to a financial institution’s by-laws, increase in its capital or establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank, which is also responsible for determining the minimum capital requirements for financial institutions. The Central Bank is responsible for ensuring that the accounting and statistical requirements established by the CMN are observed. Financial institutions must submit semi-annual financial statements reviewed by each institution’s independent auditors and a formal audit opinion, as well as monthly unaudited financial statements prepared in accordance with the standard accounting rules promulgated by the Central Bank.

As part of the Central Bank’s supervision of their activities, financial institutions are required to make full disclosure of credit transactions, foreign exchange transactions, the use of proceeds raised from export and import transactions, and any other related economic activity. Such data is usually supplied to the Central Bank on a daily basis through computer systems, reports and statements. The Central Bank also supervises the operations of consumer credit companies, securities dealers, stock brokerage companies, leasing companies, savings and loan associations and real-estate credit companies.

The Central Bank is also tasked to provide financial stability in Brazilian markets. Accordingly, in 2011 the Central Bank created the Financial Stability Committee (Comitê de Estabilidade Financeira or “Comef”), with the main objective of monitoring financial stability and establishing guidelines and strategies to mitigate risks to the financial system.

Central Bank regulations impose capital adequacy, liquidity, savings deposit insurance, and loan loss reserve requirements on regulated financial institutions, among others measures.

Capital Adequacy, Liquidity and Concentration Limits. Since January 1, 1995, Brazilian financial institutions have been required to comply with the Basel Accord on risk-based capital adequacy, as modified by Resolution No. 2,099 dated August 17, 1994. In general, the Basel Accord requires banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 11% for risk-weighted assets and 20% for swap transactions. Tier 1, or core, capital includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2, or supplementary, capital includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). Tier 2 capital is limited to the total of a bank’s Tier 1 capital. There are also limitations on the maximum amount of certain Tier 2 capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets, liabilities and off-balance sheet exposure. The risk-based capital adequacy guidelines also establish credit conversion formulae for determining the credit risk of off-balance sheet items, such as financial guarantees, letters of credit and foreign currency and interest rate contracts. Under Brazilian modifications to the Basel requirements (i) only Tier 1 capital (as modified with respect to revaluation reserves) may be counted towards the 11% minimum capital requirement, and (ii) the risk weights assigned to certain assets and credit conversion amounts differ to a minor extent.

In June 2004, the Central Bank governors and heads of bank supervisory authorities in the Group of Ten (“G-10”) countries endorsed a new capital adequacy framework known as Basel II. Basel II builds on the structure of the 1988 Basel requirements by aligning the minimum capital requirements more closely to the bank’s actual risk of economic loss. Basel II, among other things, requires higher levels of capital for borrowers that are thought to present higher levels of risk and establishes a new capital charge for exposures to risk of losses caused by operational failures or external events, including natural disasters.

On February 17, 2011, the Central Bank issued Communication No. 20,615 with preliminary guidelines and a timetable for the implementation in Brazil of the most recent recommendations of the Basel Committee on Banking Supervision (“Basel III”), and on February 17, 2012, the Central Bank invited the public to comment on proposed Basel III implementation. These recommendations aim to improve prudential regulations on capital and liquidity of financial institutions, as pledged by member countries of the G-20 in November 2010.

On March 1, 2013, the Central Bank released a set of four Resolutions issued by the CMN and announced 15 Central Bank Circulars to be enacted to implement the recommendations of the Basel Committee on Banking Supervision regarding the capital structure of financial institutions in the Brazilian Financial System (“SFN”). Implementation in Brazil of the new capital structure started on October 1, 2013, and will follow the agreed international schedule until the completion of the process, in early 2022.

Measured by the Basel Index, the Brazilian financial system is, in general, well capitalized. In December 2013, the Basel Index of the Brazilian financial system was 16.1%, well above the minimum of 11% required in Brazil (which, in turn, is above the required 8% Basel Index). The Central Bank performs stress tests to estimate the impact of abrupt variations in interest rates and exchange rates on the financial system. Several methodologies are used to perform the stress tests, such as sensitivity analyses, ad-hoc scenario analyses and macroeconomic stress tests. The results through 2013 have indicated that the system’s solvency remains high and the results of the stress tests suggest that Brazil has adequate capacity to tolerate adverse economic scenarios, including those of extreme deterioration of macroeconomic conditions.

Circular No. 3,086 dated February 15, 2002 applies to investment funds and regulates the accounting for securities held in a fund’s portfolio. It also requires that the securities must be classified as securities for trading or securities to be held to maturity. Securities for trading are required to be marked to market daily. To qualify as securities to be held to maturity, (i) the fund must have the financial capacity to hold such securities until maturity and (ii) the fund must have a single investor (which, if that investor is another fund, must be a fund that itself has a single investor) that has the financial capacity to hold such securities to maturity.

Resolution No. 4,193, dated March 1, 2013, establishes permanent minimum capital requirements of (i) Regulatory Capital (Patrimônio de Referência - PR), (ii) Tier I and (iii) Principal Capital (Common Equity), for financial institutions and other institutions authorized to operate by the Central Bank.

A set of circulars establishes the procedures for calculating the components of risk-weighted assets (RWA), for which a capital requirement is calculated using the standardized approach (RWAJUR1), as required by Resolution 4,193 of March 1, 2013.

Resolution No 3,658 dated December 17, 2008, modified and consolidated the legislation relating to the report of information on credit operations to the Central Bank. The procedure, which became effective on March 1, 2009, extended the data set and the required institutions that have to provide the information to the Central Bank for inclusion in the Credit Information System (“SCR”). The inclusion of explanatory notes with qualitative and quantitative information on all financial instruments, as well as a table prepared with a demonstration of sensitivity analysis for each type of market risk, became mandatory for inclusion in the balance sheet of publicly-traded companies, pursuant to Instruction No. 475 of the CVM, published on December 17, 2008. The sensitivity analysis should show three possible stress scenarios: one where the selected risk variable is considered likely; another projecting a variation of at least 25%, and another of at least 50%.

Derivatives and Investment Securities. The Central Bank has issued two regulations—Circular No. 3,082 dated January 30, 2002 and Circular No. 3,068 dated November 8, 2001—to enhance the transparency of financial reporting by financial institutions. Circular No. 3,082 sets forth hedge accounting rules applicable to financial institutions. It requires, among other things, that all derivatives (including hedging transactions) must be marked to market at least monthly. In addition, derivative transactions that are used for hedging purposes are required to be classified according to the risk that is being hedged—market risk or cash flow—and must be with an unrelated third-party and not another company that is part of the consolidated group. Disclosure of, among other things, the strategy behind these derivative transactions and gains and losses arising from such transactions during the reporting period is also required in the notes to the financial statements. Circular No. 3,068 requires that securities held by financial institutions be classified as securities for sale, securities for trading or securities to be held to maturity. Securities for sale or trading are required to be marked to market. The classification also determines the accounting treatment for such securities, including the recognition of any gain or loss for revenue recognition purposes.

On February 8, 2002, the Central Bank issued Communication No. 9,253, which authorizes financial institutions to enter into swap operations, forward contracts and non-standardized options linked to federal public securities. Resolution No. 3,505 dated October 26, 2007 of the CMN authorizes financial institutions to enter into all kinds of options in the over-the-counter market (not only non-standardized options) as long as the derivative is registered in the over-the-counter market or in a system organized by authorized institutions.

Deposit Insurance. Since 1996, Brazil has had a deposit insurance system which functions through the Credit Guarantee Fund (Fundo Garantidor de Crédito or “FGC”) to protect certain creditors in cases of (i) intervention, nonjudicial liquidation or bankruptcy of an institution or (ii) the Central Bank’s recognition of a state of insolvency at an institution that, according to current law, is not subject to one of the mechanisms listed in (i) above. The participants in the FGC are all financial institutions and savings and loan associations, with the exception of credit cooperatives and the credit sections of cooperatives.

The following liabilities are covered by guaranty provided by the FGC: demand deposits or those that may be withdrawn through prior notification; savings deposits; time deposits, in both book entry and certificated form; bills of exchange; real estate bonds; mortgage bonds; and agribusiness credit bills. The following liabilities are not covered by the guarantee: liabilities in the name of other institutions that are members of the National Financial System; deposits, loans or any other resources contracted or raised abroad; and credits in the name of certain persons affiliated with an institution, generally managers and other members of the consolidated group of which such institution is a member.

The FGC is a nonprofit, civil association governed by private law and headquartered in the municipality of São Paulo. The FGC is subject to the jurisdiction of the municipality of São Paulo and its duration is unlimited. The FGC guarantee covers up to R$250,000 per person of covered claims against a single institution or against all the institutions of a single financial conglomerate. On December 31, 2013, the net equity value of the FGC was R$34.2 billion.

CMN Resolution No. 4,222, dated May 23, 2013, revised the regulations governing the FCG. The two main changes, which were already approved by the FCG’s deliberative body, relate to: (i) an increase of the deposit guarantee for each deposit holder with funds in institutions affiliated with the FGC (ordinary guarantee) from R$70,000 to R$250,000; and (ii) the classification of the Agribusiness Credit Bill (Letra de Crédito do Agronegócio or “LCA”), which is a credit instrument issued by a public or private financial institution pegged to agribusiness credit rights, as a guaranteed credit. The increase in the ordinary guarantee amount is designed to provide greater security to deposit holders and other creditors of financial institutions, making the level of guaranteed deposits compatible with those available to depositors in Brazil’s economic peers. The LCA’s inclusion among the guaranteed credits is based on the nature of this financial instrument, which is mainly used in connection with retail operations.

The CMN also granted FCG access to information from the Credit Risk System (SRC) of the Central Bank for the purpose of analyzing credit operations related to Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial or “DPGE”), which serves as a key source of funds used by small and medium-sized banks in Brazil.

Loan Loss Reserves. CMN Resolution No. 2,682, dated December 21, 1999, and Resolution No. 2,697, dated February 24, 2000, introduced a nine-category classification system under which loans and other extensions of credit are assigned ratings ranging from AA to H according to the perceived credit risk of the borrower or guarantor and the nature of the credit. The ratings are assigned initially when the extension of credit is made and thereafter are reevaluated on a monthly basis; a rating assigned to any credit is subject to change if there are amounts payable in respect of that credit that are in arrears. Loan-loss provisions vary according to the rating assigned to a particular credit and range from 0% for loans not in arrears) to 100% (for loans more than 180 days in arrears). As of December 2013, 93.4% of the outstanding loans and other extensions of credit of financial institutions operating in Brazil were classified as AA to C (less than 60 days in arrears).

Foreign Currency Loans. Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities). CMN Resolution No. 3,844, dated March 23, 2010, regulates the entry of foreign capital into Brazil and also provides for the registration of such foreign capital with the Central Bank. Pursuant to the CMN resolution, financial institutions may borrow foreign currency-denominated funds in the international markets for the purpose of investment in the domestic market, without regard to minimum periods of amortization and retention of the funds in Brazil. Instead, fiscal measures, such as the IOF, are now used to influence short-term capital flows.

CMN adopted Resolution No. 3,833, dated January 28, 2010, requiring the registration of hedge transactions conducted with foreign financial institutions or on a foreign stock exchange.

Payment Settlement System. Through CMN Resolution No. 2,949, dated April 4, 2002, the Central Bank instituted changes to the payment settlement system intended to minimize the systemic and credit risks that had been borne largely by the Central Bank. Under the revised payment system, payment orders in the Reserves Transfer System cannot be processed unless there is a sufficient balance in the paying institution’s reserve account. If the reserve balance is insufficient for the payment order to be processed, the order is queued until the reserve balance is sufficient to make the payment or is rejected. To avoid payment interruptions, the Central Bank introduced an intra-day credit line backed by Brazilian Treasury securities. There is no financial cost for this line, as long as repayment is made the same day; payments not made are treated as overnight loans for which a penalty rate is charged to the institution with the overdraft. This real-time gross settlement system is intended to prevent intra-day overdrafts from being created in the payment system.

Independent Accountants. Pursuant to CMN Resolution No. 3,198, dated May 27, 2004, financial institutions are required to replace their independent accountants no later than every fifth fiscal year. A former independent accountant of a financial institution can be re-hired only after three complete fiscal years have elapsed from its prior engagement by such financial institution. Independent accountants are required to prepare the following reports: (i) a report on the examined audited financial statements with respect to compliance with accounting principles as well as the relevant rules issued by the CMN and the Central Bank; (ii) a report evaluating the quality and adequacy of internal control procedures, including risk assessment criteria and data processing systems; and (iii) a report on the compliance with applicable operational laws and regulations.

Each independent accountant is required to communicate immediately to the Central Bank any event that may materially adversely affect the relevant financial institution’s status. Financial institutions are required to appoint an executive officer to a supervisory role in the area of accounting in order to ensure compliance with auditing and accounting rules and the rendering of accurate information.

Foreign Banks and Insurance Companies. Under current law, foreign banks duly authorized to operate in Brazil through a branch or a subsidiary are subject to the same rules, regulations and requirements applied to any other Brazilian financial institution. Under the Constitution, the National Congress has the authority to regulate the establishment of new foreign financial institutions in Brazil. However, since the issuance of Ministry of Finance Consideration No. 311 in August 1995, the President has permitted foreign ownership of banks in Brazil by decree, based on national interest. On December 31, 2013, there were 64 foreign-controlled or foreign-affiliated banks operating in Brazil and 16 banks in Brazil with significant foreign participation.

In January 1997, the CMN initiated several measures aimed at liberalizing foreign investment in the financial sector and permitting foreign stock ownership and control of banks in Brazil. In 1998, foreign banks acquired control of 42 financial institutions in Brazil, including 15 banks. Between December 1996 and December 2013, foreign bank participation in the Brazilian financial system’s total assets increased to 13.2% from 9.8%, and foreign bank participation in the Brazilian financial system’s shareholders’ equity increased to 13.6% from 10.3%.

Securities Markets

The CVM implements the policies of the CMN relating to the organization and operation of the securities industry. The CVM is responsible for regulating the country’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to any securities traded on the stock exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on the securities being traded and the companies issuing them. The Central Bank has licensing authority over brokerage firms and dealers and controls foreign investment and foreign exchange transactions.

In 2008, the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias & Futuros or “BM&F”) and the São Paulo Stock Exchange (Bolsa de Valores de São Paulo or “BOVESPA”) merged, creating the Securities, Commodities and Futures Exchange (“BM&FBOVESPA S.A.”). BM&FBOVESPA S.A. is one of the largest exchanges in the world in terms of market value, the second largest in the Americas, and a leading exchange in Latin America.

On December 31, 2013, there were 528 companies listed on BM&FBOVESPA S.A. and the aggregate market capitalization of listed companies was approximately U.S.$1,030.6 billion. As of December 31, 2013, the aggregate trading volume on BM&FBOVESPA S.A. for the year was approximately U.S.$851.5 billion. Trades in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although the volume of such trading is limited. The table below sets forth some indicators of market activity on BOVESPA in the five years ended December 31, 2013.

Table No. 23

Market Activity on BOVESPA

	2009	2010	2011	2012	2013
Number of Listed Companies (1)	434	471	466	452	528
Market Capitalization(2)	1,340,900	1,542,080	1,223,164	1,235,270	1,030,570
Market Volume(2)	652,399	910,985	965,257	912,370	851,470

(1)	Under CVM Instruction No. 480/2009, since December 1, 2010, approximately 39 companies with authority to negotiate fixed-income securities started to be counted as stock exchange companies.
(2)	In millions of U.S. dollars.

Source: BOVESPA

In December 2000, BOVESPA announced the creation of the New Market (Novo Mercado), a special listing segment reserved for the securities of companies that voluntarily undertake to adopt certain corporate governance practices and provide enhanced disclosure. The listing rules, among other requirements, (i) prohibit the issuance by the listed company of preferred (non-voting) shares, (ii) require that shares representing not less than 25% of the capital of the listed company remain in circulation and be owned by persons other than the controlling shareholder of the listed company, (iii) require the listed company to offer shares to the public in ways that promote a broad dissemination of the shares, (iv) require the listed company to provide “tag-along” rights to minority shareholders that would permit them to sell their shares on the same terms and conditions as those for the sale by a shareholder of the controlling interest of the listed company, (v) require the listed company to provide to holders annual financial statements that have been prepared in accordance with generally accepted accounting principles of the United States or International Accounting Standards Committee, (vi) provide for enhanced quarterly reporting, and (vii) require the listed company to permit its minority shareholders to appoint a majority of the members of the listed company’s audit committee.

On October 31, 2001, the Federal Government enacted Law No. 10,303, which amended Brazilian corporation law and the law relating to the CVM. Law No. 10,303 imposes, among other things, restrictions on the issuance of preferred (non-voting) shares; under the law, a non-publicly traded company is prohibited from issuing preferred shares in an aggregate amount that exceeds 50% of that company’s capital stock, while publicly traded companies on the date that the law was enacted were permitted to continue issuing preferred shares in an aggregate amount that is not in excess of 2/3 of capital stock. Law No. 10,303 also gives minority shareholders the right to elect (x) two directors if such shareholders hold common shares that represent at least 15% of the voting shares or 10% of the total capital stock, or (y) one director if such shareholders hold common or preferred shares that represent at least 10% of the total capital stock. The directors so elected by the minority shareholders were given veto rights in the appointment of an independent auditor.

Finally, to convert a publicly held corporation into a close corporation, the purchaser is required to offer to purchase the remaining outstanding shares at their fair value (determined in accordance with the guidelines of the CVM). Companies were given one year to amend their bylaws to make these changes, although the 50% limitation on the issuance of preferred shares was made effective immediately. Law No. 10,303 also amended Brazilian securities laws to make market manipulation, insider trading and improper use of one’s position, profession, activity or function crimes punishable by imprisonment and fines. Law No. 10,303 is intended to promote investment in the domestic capital markets by affording additional protections to minority shareholders.

The Brazilian equity market is one of Latin America’s largest in terms of market capitalization. The average daily trading volume rose to U.S.$2.7 billion in 2009, U.S.$3.7 billion in 2010, U.S.$3.9 billion in 2011, U.S.$3.7 billion in 2012 and U.S.$3.5 billion in 2013. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to specific rules under Brazilian foreign investment legislation.

The Brazilian equity market is characterized by significant short-term price volatility. The closing levels (U.S. dollar adjusted) for the IBOVESPA, an index maintained by BM&FBOVESPA S.A., were 39,391 on December 31, 2009, 41,592 on December 31, 2010, 30,256 on December 31, 2011, 29,827 on December 31, 2012, and 21,987 on December 31, 2013.

In September 2013, CVM issued an instruction that regulates the incorporation, administration and operation of the Brazilian Market Index Investment Funds (Index Funds), also known in Brazil and abroad as Exchange Traded Funds (ETFs). The new rules allow managers of ETFs to use investment strategies that reflect the behavior of fixed income indices in the performance of their respective funds. The indices accepted for use in connection with this kind of investment vehicle were previously restricted to indices based on asset portfolios of variable income.

In July 2014, the Federal Government issued an ETF regulation, reducing interest rates for long-term transactions and providing for taxation of ETFs at varying rates, based on the average maturity of the portfolio that makes up the ETF: 25% for average maturities of up to 180 days; 20% for average maturities between 181 and 720 days; and 15% for average maturities above 720 days. The Federal Government also will allow the direct issuance of Treasury securities in favor of an ETF, with interest linked to the market value of the securities portfolio issued. The new measures will become effective on January 1, 2015.

PUBLIC FINANCE

Consolidated Public Sector Fiscal Performance

The consolidated public sector account includes the accounts of three tiers of government (federal, State and municipal) and their respective public companies (state-owned non-financial federal, State and municipal companies), as well as the Central Bank and the public social security system. In the disclosure below, the concept of public debt includes non-financial institutions as well as public funds that have no characteristics of financial intermediaries (i.e., those whose sources of funds are fiscal or para-fiscal contributions). It also includes the financial results of the Brazil-Paraguay joint electric energy company, Itaipu (Itaipu Binacional). Following the adoption of several important structural reforms, the Federal Government has pursued an objective of sustained surplus in the fiscal performance of the consolidated public sector as measured by the primary balance.

Fiscal balance in Brazil is measured by the financial balance, or nominal balance, and the primary balance, each of which is calculated according to the official statistical guidelines of the IMF. The Financial Balance or Nominal Balance, which is referred to as the Public Sector Borrowing Requirement (“PSBR”), is calculated as the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the effects of the Federal Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods. The Primary Balance is the financial balance (or nominal balance) less net borrowing costs of the Federal Government.

The PSBR was 3.3% of GDP in 2009, 2.5% of GDP in 2010, 2.6% of GDP in 2011, 2.5% of GDP in 2012 and 3.3% of GDP in 2013.

In recent years Brazil’s consolidated public sector primary balance has averaged approximately 2.5% of GDP. It reached R$64.8 billion (2.1% of GDP) in 2009, R$101.7 billion (2.8% of GDP) in 2010; R$128.7 billion (3.1% of GDP) in 2011; and R$104.9 billion (2.4% of GDP) in 2012.

Due to difficulties involved in attaining the fiscal balance target in 2013, the Ministry of Finance decided to utilize funds initially budgeted for Accelerated Growth Program (PAC) outlays and funds budgeted for tax reductions to contribute toward achieving the 2013 primary balance target, as permitted under Brazilian law. The major fiscal balance target difficulties were associated with lower tax revenue and tax losses resulting from tax exemptions. As a result, in 2013, Brazil’s consolidated public sector primary balance was R$91.3 billion (1.9% of GDP).

In the first half of 2014, the public sector registered a primary balance of R$29.4 billion (1.2% of GDP) compared to R$52.2 billion (2.2% of GDP) in the first half of 2013. For the 12-month period ended June 30, 2014, the accumulated balance was R$68.5 billion (1.4% of GDP).

Set forth below are the public sector borrowing requirements for the five-year period ending December 31, 2013. In addition to the cash balance of the National Treasury, the public sector borrowing requirements include the borrowing requirements of public enterprises, the social security system, the Central Bank, States and municipalities and public funds.

Table No. 24

Public Sector Borrowing Requirements Historical Summary(1)

		2009	2010	2011	2012	2013
Selected Economic Indicators
	Real GDP Growth (2)	-0.3%	7.5%	2.7%	1.0%	2.3%
	Monetary Base (end of period) change	12.6%	24.6%	3.6%	8.9%	6.9%
	Real interest rate(3)	5.4%	3.7%	4.8%	2.5%	2.2%
Public Finance(4)
	Nominal Balance	3.3	2.5	2.6	2.5	3.3
	Primary balance	(2.0)	(2.7)	(3.1)	(2.4)	(1.9)
	Interest rate	5.6	0.6	3.8	1.4	2.7

1-Surplus (deficit).

2-Accumulated change from prior period.

3-Accumulated change in the fiscal year, deflated by the IPCA.

4-All figures expressed as a percentage of GDP.

Source: Central Bank

The table below shows the contributions of the federal, State and local governments and public sector enterprises with regard to the PSBR.

Table No. 25

Public Sector Borrowing Requirements by Sector (1)(3)

Item	% of GDP2009(2)	% of GDP2010(2)	% of GDP2011(2)	% of GDP2012(2)	% of GDP2013(2)
Total
Nominal	3.3	2.5	2.6	2.5	3.3
Primary	-2.0	-2.7	-3.1	-2.4	-1.9
Federal Government
Nominal	3.3	1.2	2.1	1.4	2.3
Primary	-1.3	-2.1	-2.3	-2.0	-1.6
State and Local Government
Nominal	-0.1	1.3	0.5	1.0	0.9
Primary	-0.7	-0.6	-0.8	-0.5	-0.3
Public Sector Enterprises
Nominal	0.0	0.0	0.0	0.1	0.1
Primary	0.0	-0.1	-0.1	0.1	0.0

(1)	Surplus, (deficit).
(2)	Reflects the ratio of flows to GDP, both valued for the last month of the period.
(3)	Petrobrás, the state-controlled oil company that had historically accounted for approximately 0.5% of the primary balance of the federal budget in nominal terms, was removed from the calculation of the primary balance beginning in 2009. Eletrobrás, the state-controlled electricity holding company that historically had accounted for approximately 0.2% of the primary balance of the federal budget in nominal terms, was also removed from the calculation of the primary balance beginning in 2010. The IMF publication Government Finance Statistics 2001 recommends that federal state-owned companies be excluded from the fiscal accounts of the public sector.

Source: Central Bank.

Budget Process

The Federal Government’s fiscal year is the calendar year. Responsibility for the preparation of the federal budget rests with the executive branch, although the National Congress plays a major role in budget determinations. The budget proposal is prepared based upon discussions among representatives from the National Treasury of the Ministry of Finance and the Federal Budget Secretariat (Secretaria de Orçamento Federal or “SOF”), jointly with the Planning and Strategic Investments Secretariat (Secretaria de Planejamento e Investimento Estratégico). After discussions among representatives of SOF, the National Treasury and each other Ministry, SOF submits a formal proposal of the LDO for the succeeding fiscal year to the President of the Republic. The President, in turn, submits the LDO proposal, with revisions, if any, to the National Congress. The LDO proposal for the following year must be submitted to the National Congress by April 15.

The federal LDO sets the macroeconomic and fiscal targets for the Government and nonfinancial enterprises. It also provides guidelines on budget formulation and execution. As required by the Fiscal Responsibility Law (Lei de Responsabilidade Fiscal or “LRF”), the LDO presents historical data about how the budget was executed in the preceding two fiscal years. It also includes fiscal targets and fiscal risks and projections for the following two years in terms of primary balances, debt stock, and revenue and expenditure aggregates.

At each level of government the LDO is prepared before the Annual Budget Law (Lei Orçamentária Annual or “LOA”). The LDO provides a basis for drafting the LOA, as the LDO sets out the main fiscal targets and priorities of the administration, including the capital expenditures for the subsequent fiscal year, along with the fiscal risks.

The National Congress is charged by law to approve and submit the LDO to the President by July 17 and may not begin its winter recess until it does so. The LDO becomes effective immediately if the National Congress approves the presidential proposal without revision. If the National Congress alters any item of the proposal, the President may veto any provision of the revised LDO. All provisions that are not vetoed become effective upon presidential signature. The National Congress may override the veto by a two-thirds majority vote. If the veto is overridden, the provision becomes effective upon the override.

The executive branch is charged with submitting to the National Congress a detailed budget proposal for the following fiscal year (Proposta de Lei Orçamentária) that is consistent with the broad guidelines set forth in the LDO. Each ministry proposes a detailed budget with respect to its operations, and SOF meets with each ministry to discuss its proposal. SOF finalizes a federal budget proposal, which it submits to the President, who may revise the proposal. The President is then required to submit the budget, as revised, to the National Congress by August 31.

The National Congress may itself propose revisions to the President’s proposed budget. The National Congress may not, however, propose alterations in any items regarding the payment of external debt that the Republic has incurred. By December 22, the National Congress must submit to the President its approved budget for the following year.

The President is granted 15 days to review and sign the budget. If the National Congress alters any item of the proposal, the President may veto any provision of the revised LOA. If the President signs the budget or a veto is overridden prior to the end of the year, the provisions that are not vetoed or for which the veto has been overridden become effective as of January 1 of the following year as the LOA.

According to the Fiscal Responsibility Law, a Presidential Budget Implementation Decree (Decreto de Programação Orçamentário-Financeiro) should be issued within 30 days of Congress enacting the budget. The Implementation Decree provides a monthly schedule of revenues and expenditures. This schedule can subsequently be revised every two months in light of the performance of revenues, with adjustments in annual cash expenditure limits for each ministry as well as the amount of commitments that each ministry can enter into during each month. The Brazilian Constitution contains provisions that guarantee the funding of three types of government expenditures: revenue-sharing with States and municipalities, salaries (and pensions) for government employees; and interest on, and repayment of, the public debt.

Within 30 days after the end of each two-month period, the Federal Government publishes a summary report of the budget execution, as required by the Constitution. At the end of a two-month period, if the Federal Government finds that the budgeted amounts may prevent achievement of the primary balance target, it will limit expenditures and financial transactions in order to achieve the balance target.

Constitutional Amendment No. 32, effective since September 12, 2001, provides that the implementation of multi-year plans and budgets must occur through formal legislation and cannot be implemented through provisional measures. See “The Federative Republic of Brazil—Form of Government and Political Parties”.

Petrobrás, the state-controlled oil company that had historically accounted for approximately 0.5% of the primary balance of the federal budget in nominal terms, was removed from the calculation of the primary balance beginning in 2009. Eletrobrás, the state-controlled electricity holding company that historically had accounted for approximately 0.2% of the primary balance of the federal budget in nominal terms, also was removed from the calculation of the primary balance beginning in 2010. The IMF publication Government Finance Statistics 2001 recommends that federal state-owned companies be excluded from the fiscal accounts of the public sector.

The target set for public enterprises changed in 2009 primarily due to the withdrawal of Petrobrás Group companies from this category in May 2009. The Federal Government no longer includes the assets and liabilities of the Petrobrás Group companies in the calculation of Net Public Sector Debt (“DLSP”), and anticipated flows from transactions of the companies no longer affect DLSP and the financing needs of the Public Sector. Similarly, Eletrobras was also removed from public enterprise calculations in November 2010.

2014 Budget

The primary goals of the government’s fiscal policy are to promote the balanced management of public resources, to ensure the maintenance of economic stability and sustained growth, and to be socially equitable. To fulfill its goals, acting in accordance with the monetary, credit and exchange policies, the government seeks to create the necessary conditions for the gradual decline of Brazil’s net public debt to GDP ratio, the reduction of Brazil’s interest rates and the improvement of Brazil’s public debt profile. Accordingly, every year, a primary balance target is established in an attempt to ensure the economic conditions necessary for the maintenance of sustained growth, which includes the long-term sustainability of public debt.

Since 2011, the primary balance targets have been fixed in nominal terms, calculated as an amount equivalent to 3.1% of the GDP projected for the next year in the LDO. The LDO for 2014 (Law No. 12,919, dated December 24, 2013) established a 2014 primary balance target of R$167.4 billion for the consolidated public sector and R$116.1 billion for the Central Government. It also authorizes the deduction of up to R$67.0 billion of public expenditures under the PAC.

However, as the LDO was submitted to the National Congress on April 15, 2013, the assumptions and macroeconomic parameters contemplated by the draft law (projected inflation of 4.5% for 2014 and projected GDP growth of 4.5% for 2014) had to be adjusted, resulting in a corresponding adjustment to the primary balance target. In this sense, the Ministry of Planning, Budget, and Management announced the first adjusted budget directive for 2014, which contains the revisions for tax revenue projections and details of the expected spending cuts.

Presidential Budget Implementation Decree No. 8,197, dated February 20, 2014, announced budgetary spending cuts of R$44 billion from a combination of cuts to discretionary (R$30.5 billion) and mandatory expenditures (R$13.5 billion). The projected primary balance for the consolidated public sector was set at R$99.0 billion (1.9% of GDP), of which R$80.8 billion (1.55% of GDP) will be for the federal government and R$18.2 billion (0.35% of GDP) will be for local and State governments. The projected budget revenues and expenditures assume an accumulated inflation rate of 5.3% and GDP growth of 2.5% for 2014.

The principal assumptions underlying the 2014 budget estimates are set forth below.

Table No. 26

Principal 2014 Budget Assumptions

	Year Ending
	December 31, 2014
Gross Domestic Product
Nominal GDP (billions of reais)	R$	5,211.0
Real GDP Growth		2.5%
Inflation
Domestic Inflation (IPCA)		5.30%

Source: SEPLAN/ SOF Federal Budget Secretarial

The following table sets forth revenues and expenditures of the Federal Government in 2012 and 2013, and projected revenues and expenditures in the 2014 budget.

Table No. 27

Primary Balance of the Central Government and 2014 Budget(1)

	Year Ending December 31
	(billion of Brazilian reais)
	2012	2013	2014 Budget
1—Total Revenues	1,062.2	1,181.1	1,314.6
1.1—Treasury Revenues	783.4	871.2	797.0
1.1.1—Gross Revenue	802.8	894.7
Taxes	372.7	407.4	—
Social contributions	304.5	346.2	—
Other	125.7	141.0	176.8
Oil Exploration Cession	—	—	—
1.1.2—(-) Restitutions	(19.2)	(23.5)	—
1.1.3—(-) Fiscal Incentives	(0.1)	(0.1)	—
1.2—Social Security Revenues	275.8	307.1	340.8
1.2.1—Social Security Revenues—Urban	270.0	301.0	—
1.2.2—Social Security Revenues—Rural	5.8	6.2	—
1.3—Central Bank Revenues	3.0	2.8	—
2—Transfers to States and municipalities	181.4	190.0	218.3
3—Total net Revenue	880.8	991.1	1,096.3
4—Total expenditures	805.0	914.0	1,035.9
4.1—Treasury expenditures	484.6	552.9	—
4.2—Social security benefits	316.6	357.0	—
4.3—Central Bank expenditures	3.8	4.1	—
5—Brazilian sovereign wealth fund (FSB)	12.4	0.0	—
6—Primary Balance (2)	88.3	77.1	60.4
6.1—National Treasury	129.8	128.2	—
6.2—Social security	(40.8)	(49.9)	—
6.3—Central Bank result	(0.8)	(1.3)	—
7—Methodological Adjustment	1.3	0.9	0.0
8—Statistical Discrepancy	(3.5)	(2.6)	0.0
9—Central Government Primary Balance	86.1	75.3	58.1
10—Nominal Interest	(147.3)	(185.8)	(173.7)
11—Central Government Nominal Balance	(61.2)	(110.6)	(115.6)

1-Consolidated accounts of the National Treasury, Social Security and the Central Bank.

2-Above the line. Surplus/(deficit).

Source: Ministry of Finance/National Treasury Secretariat and Federal Budget Secretariat

Under Constitutional Amendment No. 27, which became effective on March 22, 2000, the Federal Government created the Desvinculação de Recursos da União, or DRU. DRU is a temporary budget control mechanism which allows the government to reallocate 20% of budget resources for priority purposes, thus adding flexibility to the budget. In other words, 20% of certain tax revenues that the Federal Government would otherwise have been required to devote to specific program areas under the Constitution may be reallocated to other expenses at the Government´s discretion. On December 21, 2011, the National Congress approved Constitutional Amendment No. 68, which extended the DRU until 2015.

On April 15, 2014, the Federal Government sent to Congress a draft 2015 Budget Guideline Law. In the draft law, the Federal Government assumes an increase in the minimum wage, from R$724.00 to R$779.79 in 2015. The draft law also sets and prioritizes funding for the Brazil Without Poverty program and the Growth Acceleration Program (PAC), which includes the My House, My Life Program. In addition, the draft law sets a nominal primary balance target for the consolidated public sector for 2015 of R$143.3 billion (approximately 2.5% of GDP). Of this amount, the draft law allows for up to R$28.7 billion in funds allocated for PAC to be diverted from PAC and used to fund the primary balance target. The draft law also aims to reduce public sector net debt, which stood at 60.4% of GDP in 2002, to 31.1% of GDP by 2017. The macroeconomic parameters contemplated by the draft law anticipate inflation of 5.0% and a projected GDP growth of 3.0% for 2015.

On August 28, 2014, the Federal Government sent to Congress a draft 2015 Budget Law. In the draft law, the Federal Government assumes an increase in the minimum monthly wage, from the current R$724.00 to R$788.1 in 2015. The draft law also sets a nominal primary balance target of R$143.3 billion (approximately 2.5% of GDP) for the consolidated public sector in 2015 and provides for R$64.9 billion in funding for PAC. Of the amount allocated for PAC, the draft law allows R$28.7 billion (approximately 0.5% of GDP) in funds budgeted for PAC to instead be used to offset overall spending, if necessary to achieve the primary balance target. The macroeconomic parameters contemplated by the draft law assume inflation of 5.0% and a projected GDP growth of 3.0% for 2015.

The following table sets forth the expenditures of the Federal Government in the years indicated, by function. The figures in this table are not directly comparable with those set forth in the table above entitled “Primary Balance of the Federal Government and 2014 Budget”, because the expenditures set forth in the table above were calculated in accordance with the IMF methodology, which does not include, among other things, debt service expenditures and certain financial investments.

Table No. 28

Expenditures of the National Treasury by Function

(in millions of dollars)(1)

	2010	2011	2012	2013	2014
					Budget (02)
Legislative	2,645	2,955	2,616	2,503	3,089
Judiciary	12,966	13,799	11,905	11,495	14,837
Administration and Planning	9,064	9,211	8,335	8,070	12,092
Agriculture	5,032	5,524	5,021	4,516	10,862
Communications	283	377	364	481	728
National Defense and Public Security	19,888	19,878	18,067	17,422	20,901
Regional Development	—	—	—	—	0
Education, Culture and Citizenship Rights	23,014	26,870	27,478	29,736	39,174
Energy and Mineral Resources	277	299	320	335	915
Housing and Urban Planning	1,064	756	638	503	3,888
Industry, Commerce and Services	1,642	1,625	1,580	1,424	3,607
Foreign Affairs	994	1,061	1,062	972	921
Health and Sanitation	31,295	37,556	36,343	35,383	45,095
Labor	17,547	21,353	21,144	29,732	28,373
Assistance and Social Security	206,859	241,032	232,209	234,150	240,767
Transportation	6,727	6,362	6,105	5,021	10,954
Environmental Management	1,103	1,295	1,326	1,573	3,882
Science and Technology	3,035	3,055	3,057	3,857	3,999
Agricultural Organization	1,263	1,226	955	1,218	2,292
Sports and Leisure	144	184	191	183	990
Special Charges	248,647	259,482	344,219	223,301	597,790
Intergovernment Transfers	—	—	—	—	—
Contingency Reserve	—	—	—	—	14,035
SubTotal	593,488	653,902	722,936	611,874	1,059,190
Refinancing Charges	212,265	286,258	152,936	169,200	—
Total	805,753	940,160	875,872	781,074	1,059,190

(1)	Converted to U.S. dollars using the annual average commercial exchange rate (sell side).
(2)	Estimates. Source: General Budget of the Republic-Secretariat of Budget and Finance.

Source: Federal General Balance Sheet-Ministry of Finance

Taxation and Revenue Sharing Systems

The Brazilian taxation system operates at all levels of government and includes a broad variety of taxes. The Constitution authorizes the levying and collection of taxes by the taxing authorities of federal, State and municipal governments, and mandates that the Federal Government share a portion of its tax revenues with the States, municipalities and other institutions. The Federal Government collects taxes on personal and corporate income, industrial products (through the Imposto sobre Produtos Industrializados or “IPI”), rural property (through the Imposto sobre a Propriedade Territorial Rural, or “ITR”), financial transactions (through the IOF), certain mandatory contributions to the social security system from legal entities, employers and employees, and import and export tariffs. Municipalities and the Federal District collect taxes on urban property, transfers of property rights and services.

The tax burden in 2012 was 35.9% of GDP, as compared to 35.3% of GDP in 2011. The total amount of tax revenue collected in 2012 was R$1,574.6 billion. Of this amount, 69.1% was collected by the Federal Government, 25.2% was collected by the States, and 5.8% was collected by municipalities. Taxes in 2012 were derived mainly from the ICMS (21.2%), Social Security (17.7%), the Federal Income Tax (17.1%), and the Contribution for the Financing of Social Security or COFINS (11.3%).

The IOF tax, IPI, and PIS/CONFINS have been used as instruments to encourage certain activities through the application of a reduction or exemption. For example, projects in infrastructure sectors such as transportation, ports, energy and basic sanitation have been exempt from PIS/COFINS. These benefits are available for any purchases of machinery, equipment, construction materials and services acquired in Brazil and abroad.

Micro or small companies are eligible to participate in a simplified tax collection system known as “Simples Nacional,” which enables these companies to pay a single unified tax based on their level of gross revenues, rather than paying several different taxes. The Simples Nacional, established by Complementary Law No. 123, dated December 14, 2006, became effective on July 1, 2007. This law replaced the “Simples Federal” Law No. 9,317, dated December 5, 1996, merging six different federal taxes (Corporate Income Tax, IPI, CSLL, COFINS, PIS and employers’ contribution to social security), the ICMS at the State level and the Service Tax – ISS (Imposto Sobre Serviço) at the municipal level. Complementary Law No. 147, dated August 7, 2014, established new criteria for a micro or small company to be eligible to participate in the Simples Nacional; size and revenue of the company, rather than the activity performed, determine eligibility. Under the new system, taxes for micro and small companies will range from 4.0% to 17.4%, depending on each company’s business activity.

Income Taxation.

Brazil’s individual income tax rates for 2014 are progressive, at the following rates: 0%, 7.5%, 15.0%, 22.5% and 27.5%. The minimum taxable annual income is currently R$21,453.24. Income below that level is excluded from income taxes. Brazil offers only a restricted number of tax deductions.

For corporate and other legal entities the basic tax rate is 15.0%, while the surtax on taxable net income exceeding R$20,000 multiplied by the number of months of the period recorded is 10.0%; and the tax related to social welfare (Contribuição Social Sobre o Lucro Líquido or “CSLL”) levied on net profit is 9.0% with respect to enterprises in general, and 15.0% in the case of financial institutions.

For financial transactions on the fixed income market, the income tax rates for Brazilian citizens are also progressive, at the following rates: 15.0%, 17.5%, 20.0% and 22.5%. For foreigners, the income tax on fixed income was reduced from 15.0% to 0% in February of 2006.

Value Added and Other Taxes. The federal value added tax on manufactured products is levied at scheduled rates at each stage of the production and distribution process. Import and export tariffs are based on published tariff schedules.

The ICMS (the value added tax in Brazil) is a tax based on the movement of goods and services through interstate and inter-municipal transportation and communication. It is a tax that each State and the Federal District may establish, as determined by the 1988 Federal Constitution. The ICMS is a non-cumulative tax, allowing for the offset of any amounts previously charged against the amount owed on each transaction or service. Since September 13, 1996, exports of primary and semi-finished goods and the acquisition of certain fixed assets have been exempted from the ICMS (Complementary Law No. 87 or “Kandir Law”).

The IOF was created by Law No. 5,143, dated October 20, 1966, and is a tax levied on transactions related to credit, foreign exchange, insurance, securities and gold (as a financial asset). Changes in the IOF are made by presidential decree.

Social Contributions. Business entities are required to make three contributions to social welfare funds: Contribution on Net Profit (“CSLL”), Contribution for Funding of Social Security (“COFINS”) and Contribution to the Social Integration Program and Civil Service Asset Formation Program (“PIS/PASEP”). CSLL is levied on net profit at a rate of 15% for financial institutions and 9% for other institutions. COFINS and PIS/PASEP have similar rules, with the mandatory contribution varying depending on the type of entity making the mandatory contribution.

Revenue Sharing. The Federal Government is required by the Constitution to transfer 48.0% of the proceeds from the IPI and the income tax as follows: (i) 21.5% to the States and Federal District Participation Funds, (ii) 23.5% to the Municipalities Participation Funds and (iii) 3.0% to the financing programs for the productive sectors in the North, Northeast and Central West Regions. The Federal Government must also transfer another 10.0% of the proceeds of the IPI to the States and Federal District ratably in proportion to their respective exports of manufactured products.

The Constitution also mandates the distribution to, or sharing with, the States and municipalities of certain other types of taxes collected by the Federal Government. For example, the Federal Government must share part of its revenues from automobile property taxes and the ITR. Likewise, States must share revenue from certain taxes with municipalities. All of the revenues derived from IOF levied on transactions in gold as a financial asset are allocated among municipalities (70%) and the State, Federal District or federal territory of origin (30%).

The Federal Government must dedicate at least 18.0% of annual tax revenues to education. States, municipalities and the Federal District must invest at least 25.0% of their annual revenues in education.

In each new fiscal year, the Federal Government must dedicate at least the same amount to public health investments and services as it dedicated in the previous fiscal year. The Federal Government is also required to increase funding for public health by an amount that corresponds to the difference between the GDP in the prior year’s budget and the projected GDP for the new fiscal year. States and the Federal District must invest at least 12.0% of their annual revenues in health investments and services. Municipalities must contribute at least 15.0% of their annual revenues to this area.

Sovereign Fund

In September 2008, the Federal Government created a sovereign fund. The stated objectives of the fund are to promote investments in assets both in Brazil and abroad. It may be used to prevent the overvaluation of the real, if necessary. It can also be used to stimulate public savings, limit the effects of economic cycles and promote strategic projects for Brazil in other nations.

In December 2008, the public sector primary balance surpassed the target and the Federal Government used part of the surplus to capitalize the Sovereign Fund of Brazil – FSB. In 2012, the Federal Government used R$12.4 billion from the FSB to achieve its consolidated public sector primary balance target. In its fourth budget review of 2014, the Federal Government indicated its intention to use R$3.5 billion from the FSB to ensure compliance with its primary balance target for the year.

On December 31, 2013, the FSB was valued at R$3.0 billion, and on September 25, 2014, the FSB was valued at R$3.8 billion.

Fiscal Responsibility Law and Fiscal Crime Law

On May 4, 2000, the Federal Government enacted the Fiscal Responsibility Law. The law sets forth fundamental principles and directives for public finance and establishes a comprehensive framework intended to prevent fiscal imbalances. The law applies to each level of government, as well as to government-controlled funds, semi-autonomous entities and public enterprises.

The Fiscal Responsibility Law provides for, among other things:

•	Strengthening of the budgetary process as a planning instrument, with bi-monthly evaluations of fiscal targets according to five key variables: revenues, expenditures, nominal and primary fiscal results and public sector debt. Non-compliance with bi-monthly targets for nominal and primary results will trigger automatic cuts in expenditure authorizations and in financial transactions separately at each level of government.

•	Regulation of the “golden rule”, which establishes that the volume of borrowing cannot exceed capital expenditures.

•	Tax exemptions must be accompanied by estimates of their budgetary and financial impact in the budget year in which they are first applicable and in the two subsequent years. The proposing entity must also indicate that off-setting revenues exist.

•

Increases in expenditures must be accompanied by estimates of their budgetary and financial impact in the year in which they are first incurred and in the two subsequent years, and by a declaration from the proposing entity stating that such increases are in compliance with the PPA, LDO and annual budget. Also, acts creating or increasing expenditures must include the means through which the expenditures will be financed.

•	Limitations on personnel expenditures as a percentage of net current revenues to 50.0% for the Federal Government, 60.0% for the States, and 60.0% for municipalities.

•	Ceilings for public sector debt for the Federal Government, States and municipalities, which are to be verified every four months.

•	A prohibition against the Central Bank issuing its own securities.

•	The Federal Government may guarantee the borrowings of State or municipal governments or other entities, within the limits and conditions established by the Senate, only if the beneficiary of the guarantee provides the Central Bank with a note in an amount that is greater than or equal to the guarantee.

•	Courts specialized in the review of public accounts are to advise administrators of actual and potential noncompliance with the Fiscal Responsibility Law.

•	Sanctions for irresponsible behavior and mismanagement are to be established along with the civil and criminal penalties in the Fiscal Crime Law.

Exceptions to the Fiscal Responsibility Law are severely limited. Limits on public sector debt and on borrowing are subject to review upon request by the President in the case of economic instability and monetary and foreign exchange shocks. Deadlines to reestablish equilibrium will be extended in the case of shortfalls in economic growth. In case of an officially recognized state of emergency, the limits will be temporarily suspended. Fiscal target annexes will be required to account for sources, and funds obtained from sale of public assets may not be used to finance current expenditures, except expenditures related to social security.

In accordance with the Fiscal Responsibility Law, Senate Resolution No. 40, dated December 20, 2001, defined the global limits for the consolidated net indebtedness of States and municipalities, and determined that a State’s debt cannot be higher than 200% of its net current revenue and a municipality’s debt cannot exceed 120% of its net current revenue. It also established mechanisms for annual reductions of indebtedness exceeding such limits.

On October 11, 2000, the Brazilian Senate approved legislation known as the Fiscal Crime Law (Lei de Crimes Fiscais). The legislation amends Brazil’s Penal Code (Decree Law No. 2,848, dated December 7, 1940) and certain other laws to provide penalties for, among other things, borrowing in excess of authorized limits, the ordering of expenditures not authorized by law and administrative infractions of public finance laws. The legislation, which was approved by the Chamber of Deputies on May 17, 2000, was enacted on October 19, 2000. The Fiscal Crime Law is a complement to the Fiscal Responsibility Law.

PUBLIC DEBT

General

The three main public debt indicators in Brazil are as follows:

1.	Net Public Sector Debt (NPSD), which is the main indicator of indebtedness used by the Brazilian government when making economic policy decisions. It is the indicator that most closely reflects the dynamics of public liabilities and the Federal Government’s fiscal policies, which are shown by the consolidated primary balance at all levels. NPSD in Brazil consists of the domestic and external debt of the Federal Government (including the Central Bank), State and local governments and non-financial public enterprises (except Petrobras and Eletrobras). The Federal Government includes in its LDO annual estimates of this indicator’s evolution for the current year and three subsequent years, based on its expectations about real interest rates, economic growth and primary balance targets for the whole public sector.

2.	Gross General Government Debt (GGGD), which refers to federal, State and municipal government debts, owing to both the private sector and the financial public sector. Debts owed by state-owned companies (at the three levels of government) are not covered by the GGGD category. Central Bank liabilities also do not figure in this indicator, except its open-market operations committed to the financial sector. To avoid double counting, GGGD does not include liabilities owed by any governmental entity to another entity whose liabilities are otherwise included in GGGD. As a result, credits represented by public securities held by agencies, federal public funds and other federal entities are disregarded.

3.	Federal Public Debt (FPD), which is a component of NPSD and GGGD (the largest component by amount). It is expressed by the sum of the domestic and external debt for which the federal government is responsible. FPD has two components: the domestic federal public debt (“DFPD”), issued in local currency, and the external federal public debt (“EFPD”), issued in foreign currency.

The aggregate amount of Gross General Government Debt increased from R$1,973.4 billion on December 31, 2009 to R$2,748.0 billion on December 31, 2013. Net Public Sector Debt increased from R$1,362.7 billion on December 31, 2009 to R$1,626.3 billion on December 31, 2013. Federal Public Debt was R$1,497.4 billion on December 31, 2009 and increased to R$2,122.8 billion on December 31, 2013. In terms of GDP ratios, Gross General Government Debt decreased from 60.9% on December 31, 2009 to 57.2% on December 31, 2013. GDP ratios for Net Public Sector Debt and Federal Public Debt declined from 42.1% to 33.8% and from 46.2% to 43.9%, respectively.

As of June 30, 2014, the Gross General Government Debt was R$2,941.1 billion (58.5% of GDP), Net Public Sector Debt was R$1,755.1 billion (34.9% of GDP) and Federal Public Debt was R$1,985.6 billion (43.8% of GDP).

Domestic debt accounts for most of the Gross General Government Debt (95.0% in 2013). The domestic debt increased from R$1,862.0. billion on December 31, 2009 (57.1% of GDP) to R$2,598.3 billion on December 31, 2013 (53.7% of GDP). The general government external debt amounted to R$111.4 billion on December 31, 2009 (3.4% of GDP) and R$149.7 billion on December 31, 2013 (3.1% of GDP).

From 2009 to 2013, the international investment position of the consolidated public sector increased substantially: in 2009 net external assets were R$292.5 billion (9.0% of GDP) but reached R$714.7 billion (14.8% of GDP) in 2013. This movement was related to the growth of Central Bank’s external assets derived from international reserves accumulation, from R$408.2 billion (12.6% of GDP) on December 31, 2009 to R$869.5 billion (18.0% of GDP) on December 31, 2013.

With regard to domestic federal public debt, the Brazilian National Treasury Secretariat (Secretaria do Tesouro Nacional or “STN”) has been the sole issuer of securities, which it only issues for fiscal policy purposes. According to the Fiscal Responsibility Law (Complementary Law nº 101, of May 4, 2000, Lei de Responsabilidade Fiscal or “LRF”), the Central Bank is prohibited from issuing bonds in Brazil’s domestic market. Consequently, the Central Bank uses National Treasury bonds that are in its portfolio, as collateral. The aggregate amount of federal domestic securities debt held by the Central Bank rose from R$637.8 billion (19.7% of GDP) on December 31, 2009 to R$958.1 billion (19.8% of GDP) on December 31, 2013. A significant proportion of this portfolio was used as coverage in Central Bank repurchase (repo) operations, which rose from R$454.7 billion (14.0% of GDP) on December 31, 2009 to R$528.7 billion (10.9% of GDP) on December 31, 2013. The LRF also provides for the transfer of any positive balances from the Central Bank to the National Treasury, as well as any balance payments, when negative, by issuing securities to the monetary authority.

The following table sets forth the gross general government debt and the public sector net debt for each of the periods indicated.

Table No. 29

Public Sector Debt

			As a % of			As a % of			As a % of			As a % of			As a % of
	2009		GDP	2010		GDP	2011		GDP	2012		GDP	2013		GDP
	(in million of reais, except percentages)
Net public sector debt (A= B+K+L)	R$	1,362,711	42.1	R$	1,475,820	39.1	R$	1,332,850	32.2	R$	1,550,083	35.3	R$	1,626,335	33.8
Net general government debt (B=C+F+I+J) (1)		1,378,128.7	42.5		1,495,284.5	39.7		1,536,153.9	37.1		1,581,280.6	36.0		1,660,187.0	34.5
Gross general government debt (C=D+E) (2)		1,973,423.7	60.9		2,011,521.7	53.4		2,243,603.7	54.2		2,583,946.4	58.8		2,747,996.7	57.2
Domestic debt (D)		1,861,984.1	57.5		1,902,124.9	50.5		2,135,219.2	51.5		2,454,886.1	55.9		2,598,337.6	54.1
Securities debt market (3)		1,369,262.5	42.3		1,569,449.8	41.6		1,746,630.4	42.2		1,871,346.3	42.6		1,990,127.6	41.4
Central Bank repo operations (4)		454,709.7	14.0		288,665.9	7.7		341,878.1	8.3		523,994.9	11.9		528,733.6	11.0
Other debts		38,012.0	1.2		44,009.1	1.2		46,710.6	1.1		59,544.9	1.4		79,476.4	1.7
External debt (E)		111,439.6	3.4		109,396.8	2.9		108,384.5	2.6		129,060.3	2.9		149,659.1	3.1
Federal government		94,992.8	2.9		87,503.4	2.3		80,059.3	1.9		87,471.5	2.0		90,058.1	1.9
States government		14,440.1	0.4		18,904.0	0.5		23,723.8	0.6		36,147.0	0.8		52,622.7	1.1
Local governments		2,006.7	0.1		2,989.4	0.1		4,601.5	0.1		5,441.8	0.1		6,978.3	0.1
Asset of general government (F=G+H)		-830,612.3	-25.6		-979,407.7	-26.0		-1,128,443.6	-27.2		-1,395,198.5	-31.8		-1,512,225.5	-31.5
Domestic assets (G)		-830,612.3	-25.6		-979,100.5	-26.0		-1,127,900.6	-27.2		-1,394,241.8	-31.7		-1,511,717.3	-31.4
Of federal government in Central Bank		-406,354.4	-12.5		-404,516.4	-10.7		-475,622.3	-11.5		-620,401.3	-14.1		-655,965.3	-13.6
Credits with official financial institutions (5)		-144,787.1	-4.5		-256,602.4	-6.8		-319,147.2	-7.7		-406,933.1	-9.3		-466,924.6	-9.7
Worker assistance fund (FAT)		-140,030.2	-4.3		-146,359.7	-3.9		-157,508.5	-3.8		-170,953.5	-3.9		-183,665.3	-3.8
Other assets		-139,440.6	-4.3		-171,621.9	-4.6		-175,622.6	-4.2		-195,953.9	-4.5		-205,162.0	-4.3
External assets (H)		0.0	0.0		-307.2	0.0		-543.0	0.0		-956.6	0.0		-508.2	0.0
Available Central Bank portfolio (I) (6)		183,105.4	5.7		414,537.0	11.0		409,959.0	9.9		382,632.1	8.7		429,364.7	8.9
Exchange Equalization (J) (7)		52,211.9	1.6		48,633.5	1.3		11,034.7	0.3		9,900.6	0.2		-4,948.9	-0.1
Central Bank net debt (K)		-39,188.9	-1.2		-43,401.4	-1.2		-231,759.2	-5.6		-59,653.3	-1.4		-65,035.5	-1.4
Debt		1,090,428.8	33.7		1,215,047.9	32.2		1,324,858.0	32.0		1,651,753.7	37.6		1,746,588.6	36.3
Monetary Base		166,073.0	5.1		206,853.0	5.5		233,371.0	5.6		233,371.0	5.3		249,510.0	5.2
Repo operations		454,709.7	14.0		288,665.9	7.7		341,878.1	8.3		523,994.9	11.9		528,733.6	11.0
Commercial bank deposits		63,291.7	2.0		315,012.6	8.4		273,986.6	6.6		273,986.6	6.2		312,379.6	6.5
National Treasury operating account		406,354.4	12.5		404,516.4	10.7		475,622.3	11.5		620,401.3	14.1		655,965.3	13.6
Assets		-1,129,617.7	-34.9		-1,258,449.3	-33.4		-1,556,617.2	-37.6		-1,711,407.0	-39.0		-1,811,624.0	-37.7
Federal securities in Bacen		-637,815.0	-19.7		-703,203.0	-18.7		-751,837.2	-18.1		-906,627.0	-20.6		-958,098.3	-19.9
External assets		-408,188.2	-12.6		-473,588.1	-12.6		-753,157.9	-18.2		-753,157.9	-17.1		-869,489.8	-18.1
Other assets		-83,614.5	-2.6		-81,658.2	-2.2		-51,622.1	-1.2		-51,622.1	-1.2		15,964.1	0.3
Public enterprises net debt (L) (8)		23,771.0	0.7		23,937.0	0.6		28,455.7	0.7		28,455.7	0.6		31,183.3	0.6
Domestic debt		43,075.5	1.3		40,329.0	1.1		41,296.7	1.0		41,296.7	0.9		42,024.7	0.9
Domestic assets		-23,521.5	-0.7		-21,198.4	-0.6		-18,475.9	-0.4		-18,475.9	-0.4		-16,504.1	-0.3
Net external debt		4,217.0	0.1		4,806.3	0.1		5,635.0	0.1		5,635.0	0.1		5,662.7	0.1

GDP (9)		3,239,404.0	—		3,770,084.9	—		4,143,013.3	—		4,392,094.0	—		4,806,924.7	—

(1)	Includes federal, State and local government debt with other economic agents.
(2)	Excludes federal securities in the Central Bank and includes Central Bank repo operations.
(3)	Includes market securities debt, and other securitized credits, less investment within the government and among different government levels.
(4)	Includes repo operations carried out in the extra-market segment.
(5)	Includes credits with BNDES.
(6)	Difference between the Federal securities in Central Bank and the Central Bank repo operations stock.
(7)	Equalization of the financial result of exchange reserves operations and foreign exchange derivatives operations carried out by the Central Bank (MP 435).
(8)	Petrobras and Eletrobras excluded.
(9)	GDP accumulated in the last 12 months - current prices.

Source: Central Bank

Brazil’s FPD stood at R$1,497.4 billion on December 31, 2009 and increased at an average of 8.8% a year until 2013, to R$2,122.8 billion on December 31, 2013. Nonetheless, FPD presented a downward trend as a percentage of GDP, falling from 46.2% in 2009 to 43.9% in 2013. The share of the domestic debt in the FPD increased from 93.4% in 2009 to 95.5% in 2013, and the share represented by external debt diminished from 6.6% in 2009 to 4.5% in 2013.

Since 2001, the National Treasury has published a Federal Public Debt Annual Borrowing Plan (“ABP”) with the objectives of making Brazil’s debt management process more predictable and transparent. In managing the FPD, the National Treasury seeks to meet the Federal Government’s borrowing requirements at the lowest possible long-term financing cost, while maintaining prudent risk levels. The National Treasury also supports the smooth operation of the Brazilian public debt bond market.

In addition to explaining the National Treasury’s debt management objectives, the ABP also includes guidelines for managing the FPD. These guidelines recommend: (i) gradually replacing floating rate bonds with fixed rate or inflation-linked instruments; (ii) increasing the average maturity of outstanding debt; (iii) adjusting the FPD’s maturity structure, with special attention to short-term debt; (iv) developing the yield curve on both domestic and external markets; (v) increasing the liquidity of federal public securities in the secondary market; (vi) broadening the investor base; and (vii) improving the external federal public debt profile through the issuance of benchmark securities, buybacks and structured operations.

Many of the guidelines set forth in the ABP were implemented during the period from 2009 through 2013. There was an improvement in the FPD composition during this period, reducing market and refinancing risks: the share of fixed rate securities increased (as a percentage of FPD) from 32.2% as of December 31, 2009, to 42.0% as of December 31, 2013; and inflation-linked securities increased from 26.7% as of December 31, 2009 to 34.5% as of December 31, 2013. The FPD linked to the exchange-rate was R$92.3 billion (4.4% of FPD) as of December 31, 2013, compared to R$98.2 billion (6.6% of FPD) as of December 31, 2009. In addition, the average maturity of the FPD increased from 3.5 years as of December 31, 2009 to 4.2 years as of December 31, 2013, while the percentage of the FPD maturing in 12 months increased from 23.6% as of December 31, 2009 to 24.8% as of December 31, 2013.

Table No. 30

Federal Public Debt(1) Indicators

	As of December 31,
	2009	2010	2011	2012	2013
Stock of FPD held by public (R$ billion)	$1,497.4	$1,694.0	$1,866.4	$2,008.0	$2,122.8
Domestic	1,398.4	1,603.9	1,783.1	1,916.7	2,028.1
External	99.0	90.1	83.3	91.3	94.7
Stock of FPD held by public (% of GDP)	46.2	44.9	45.0	45.7	43.9
Domestic	43.2	42.5	43.0	43.6	41.9
External	3.1	2.4	2.0	2.1	2.0
FPD profile (%):
Fixed rate	32.2	36.6	37.2	40.0	42.0
Inflation linked	26.7	26.6	28.3	33.9	34.5
Floating rate	34.5	31.6	30.1	21.7	19.1
Exchange rate	6.6	5.1	4.4	4.4	4.4
FPD maturity structure:
Average maturity (years)	3.5	3.5	3.6	4.0	4.2
Average life (years)	5.5	5.5	5.7	6.4	6.3
Percentage maturing in 12 months (%)	23.6	23.9	21.9	24.4	24.8
GDP (R$ billion)	$3,239.4	$3,770.1	$4,143.0	$4,392.1	$4,838.0

(1)	Includes the domestic debt and the external debt under National Treasury responsibility.

Source: Ministry of Finance/National Treasury Secretariat

In April 2011, Fitch Ratings upgraded Brazil’s foreign and local currency Issuer Default Ratings (“IDRs”) to “BBB” from “BBB-” with a stable outlook and its Country Ceiling to “BBB+” from “BBB”. On October 25, 2011, July 18, 2013, and July 10, 2014, Fitch Ratings affirmed its investment grade rating of “BBB” with a stable outlook on Brazil’s foreign and local currency IDRs. In March 2014, Standard & Poor’s lowered Brazil’s long-term foreign currency sovereign credit rating from BBB to BBB- and the outlook was changed to stable, from the previous negative outlook. In September 2014, Moody’s Investors Service changed the outlook for Brazil’s “Baa2” government bond rating from stable to negative, but retained its “Baa2” rating.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. Brazil discloses these ratings because, though it has no control over ratings, they are important to Brazil’s ability to obtain the financing that it needs on terms that are favorable to it.

Legal Aspects: Public Debt Regulation and Taxation

Brazil’s legal system is based on civil law (and public law) derived from European legal codes that distinguish between public and private governance, as opposed to common law, based on Anglo-Saxon systems. The legal system involves a Constitution and its amendments, complementary laws, ordinary laws, provisional measures and resolutions. The Constitution, written in 1988, and its amendments supersede other laws.

The Federal Constitution defines the responsibilities of the executive, legislative and judicial branches at all levels of government with respect to fiscal issues and the public debt; these are consistent with the IMF’s provisions on fiscal transparency, based on an evaluation it conducted in Brazil in 2001. As required by the IMF in its Fiscal Transparency Manual and based on the 2001 evaluation, Brazil’s ethical standards for civil servants, particularly those referring to Federal Public Debt managers, are public and transparent.

Pursuant to the Article 52 of the Federal Constitution, the Brazilian Senate is vested with powers to: (i) establish, at the request of the President, global limits for the consolidated debt of the Federal Government, the States, the Federal District and municipalities, (ii) provide the terms and conditions of the internal and external financial transactions of the Federal Government, including public sector enterprises, at all levels of government, (iii) provide for limits on the terms and conditions for guarantees by the Federal Government of any internal or external financial transaction, and (iv) establish global limits and conditions for the amount of the debt in the form of securities of the States, the Federal District and municipalities. In addition, all external financial transactions of the Federal Government, the States, the Federal District and municipalities must be authorized by the Senate.

The Constitution delegates to the Federal Government the right to establish general rules on public finance. Using this power, the Federal Government enacted the LRF, which adopted several rules regarding public debt. Together with Law 4,320 of 1964, the LRF provides the “structural regulation of the public debt” because it lays the foundation for Brazil’s public finances and debt management. In addition, the LDO, which guides the LOA, may contain provisions that further regulate the public debt. The LDO and the LOA provide for “periodic” regulation of the public debt, due to the fact they are only in force for the fiscal year to which they apply.

In 2001, the Senate approved Resolutions Nos. 40 and 43, which set global limits for the amount of consolidated public debt and public securities debt of the Federal District, States and municipalities. It also set limits for domestic and external loans and guarantees by the Republic. Similar resolutions are included in State constitutions and municipal organic laws (constitutions), and they allow legislative branches at various government levels to further limit their public debt.

Law No. 10,683 of 2003 specifies that it is the responsibility of the Ministry of Finance (“MF”) to manage the Federal Government’s domestic and external public debt. Moreover, the LRF states that the MF must verify compliance with the limits and conditions related to each public loan facility. Federal Decree No. 7,482 of 2011 includes regulations promulgated under Law No. 10,683. That decree sets forth and approves the internal structure of the MF, stipulating that the National Treasury is responsible for managing, directly or indirectly, the public domestic and external debt under the Federal Government. In addition, the decree requires the National Treasury to verify certain loan information. The MF’s Administrative Act No. 183 of 2003 stipulates that the National Treasury will handle securities operations and the National Treasury’s Administrative Act No. 410 of 2003 sets forth the rules for auctions of public securities.

Managers of the federal executive branch are bound by Brazil’s Code of Public Ethics, which includes specific penalties for failure to comply with the LRF provisions. High-level government managers (ministers or secretaries) are also bound by the Code of Conduct of the High Federal Administration, which provides for admonition and ethical censorship depending on the gravity of the violation. In addition to these penalties, public servants will not be eligible for elected office if they (i) are convicted criminally, (ii) have exhausted all appeals for crimes against the economy, public administration and public assets, and (iii) have accounts related to the exercise of public positions or offices that have been rejected by the Courts of Audit for irreparable irregularities.

On November 16, 2004, the Senate adopted Senate Resolution No. 20, which authorizes, among other things, (i) the foreign issuance of debt securities denominated in reais or a foreign currency and (ii) liability management through repurchases, exchanges and other transactions, including financial derivatives, in each case pursuant to the National Treasury’s Program of Securities Issuance and Management of Liabilities Abroad. The National Treasury is permitted to issue up to an aggregate of $75 billion under this program, subject to subsequent renewals by the Senate. The proceeds of the sale of securities under this program are to be used solely for the payment of the National Treasury’s federal public debt.

In connection with taxes on public bonds, Law No. 11,312, dated June 27, 2006, exempted non-resident investors from capital gains withholding taxes on Brazilian domestic government bonds. The exemption does not apply to investors who are resident in countries that have no capital gains taxes or that impose such a tax at a rate lower than 20%. The exemption is intended to increase the demand for Brazilian government bonds and reduce Brazil’s borrowing costs.

Pursuant to Decree No. 6,306, of December 14, 2007, investments in domestic government bonds are subject to an IOF on redemptions, transfers or renegotiations that occur within 30 days of the acquisition of fixed income securities. Investments are subject to an IOF tax on redemptions, transfers or renegotiations that occur within 30 days of the acquisition of fixed income securities (except debentures, CRI—Real Estate Credit Certificate and Banking Financial Notes), investment funds and investment club redemptions performed by foreign investors. For these investments, the current tax rate is a maximum of 1% per day, but the amount of revenue subject to the tax varies according to the duration of the investment. The percentage of revenue subject to the IOF tax declines as the term of the investment increases. For example, a one-day investment will have 96% of its revenue subject to the tax, but an investment held in excess of 30 days will have 0% of its revenue subject to the tax.

Contingent Liabilities

In addition to regular federal domestic securities debt issuances, the Federal Government may assume and restructure liabilities resulting from the sale and closure of state enterprises, subsidies, and adjustments prior to privatization processes. In the past, such liabilities have been restructured to synchronize their maturity dates with the payment capacity of the National Treasury, as well as to lengthen the maturity of the public debt and to make transactions more transparent.

The Federal Government closely monitors its contingent liabilities. As required by the LRF, the LDO for each year contains an Annex that provides information regarding fiscal risks and projections for the subsequent two years in terms of primary balances, debt stock, and revenue and expenditure aggregates.

The main contingent liability monitored by the Federal Government concerns the Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais or “FCVS”). Beginning in 1967, the Federal Government introduced a series of measures designed to provide subsidies to homeowners to address the effects of high inflation on mortgage rates. These subsidies were implemented in the form of the FCVS, which provided mortgage lenders in Brazil with a credit in an amount equal to the difference between the lender’s actual cost of funds and the amounts that the borrower was legally obligated to pay under the terms of his mortgage. Under the FCVS program, the borrower was absolved of the responsibility to pay the amount guaranteed by the Federal Government, and the lending institution recorded the amount guaranteed as an asset receivable.

Although the FCVS program has not covered any mortgages since March 1990, the aggregate amount of the FCVS subsidy still constitutes the main contingent liability of the Federal Government. The aggregate amount of securitized debt as of December 31, 2013 was R$7.6 billion, of which R$7.1 billion is related to the FCVS. As of December 31, 2013, the Federal Government estimates the amount of debt yet to be securitized as R$113.2 billion (2.3% of GDP), of which approximately 79.3% is related to the FCVS.

The Federal Government also guarantees the external loans of certain Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including certain intergovernmental transfers and the sub-national’s revenues.

Public Sector External Debt

On December 31, 2013, Brazil’s consolidated public sector external debt totaled $139.0 billion, or 6.2% of GDP.

The following table sets forth details of Brazil’s public sector external debt by type of borrower at the end of the periods indicated.

Table No. 31

Public Sector External Debt by Type of Borrower

(in millions of U.S. dollars, except percentages)

	2009	2010	2011	2012	2013
Central Government	54,779	51,888	42,789	42,856	38,454
Public Entities (1)	36,443	49,111	54,839	76,298	100,528
Guaranteed	20,964	25,520	27,291	32,162	36,839
Non-Guaranteed	15,479	23,590	27,549	44,136	63,688
Total	$91,222	$100,999	$97,629	$119,154	$138,981
External Debt/GDP (%)	5.61%	4.83%	3.93%	5.29%	6.20%

GDP	$1,625,636	$2,089,829	$2,482,135	$2,252,628	$2,239,895

(1)	Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States, municipalities, Petrobras and Eletrobras.

Source: Central Bank

The following table sets forth Brazil’s public sector external debt by type of creditor at the end of the periods indicated.

Table No. 32

Public Sector External Debt by Type of Creditor(1)

(in millions of U.S. dollars)

	As of December 31,
	2009	2010	2011	2012	2013
Commercial Banks	15,253	14,860	19,486	16,842	21,046
Foreign Governments	3,192	10,889	11,076	11,078	10,851
Multilateral Organizations	28,824	34,097	29,224	32,399	32,901
Bondholders	43,773	41,042	37,776	48,494	49,991
Other	180	111	68	10,341	24,191
Total	$91,222	$100,999	$97,629	$119,154	$138,981

(1)	Debt with an original maturity of one year or more. These figures include indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States, municipalities, Petrobras and Eletrobras.

Source: Central Bank

Approximately 65.8% of the public sector external debt is denominated in U.S. Dollars. The following table sets forth details of Brazil’s public sector external debt by type of currency at the end of the periods indicated.

Table No. 33

Public Sector External Debt by Type of Currency(1)

(in millions of U.S. dollars)

	As of December 31,
	2009	%	2010	%	2011	%	2012	%	2013	%
U.S. Dollars	46,352	50.8	50,368	49.9	54,804	56.1	70,673	59.3	91,431	65.8
Japanese Yen	4,314	4.7	4,811	4.8	3,803	3.9	3,180	2.7	2,038	1.5
Due to World Bank (2)	9,673	10.6	13,274	13.1	8,640	8.8	11,420	9.6	13,688	9.8
Deutsche Marks	142	0.2	90	0.1	49	0.1	14	0.0	7	0.0
Due to IDB (2)	13,739	15.1	14,904	14.8	14,536	14.9	14,761	12.4	12,834	9.2
Pounds Sterling	119	0.1	160	0.2	186	0.2	899	0.8	944	0.7
Swiss Francs	2	0.0	0	0.0	213	0.2	218	0.2	224	0.2
Special Drawing Rights	4,516	5.0	4,451	4.4	4,436	4.5	4,439	3.7	4,453	3.2
Euros	5,860	6.4	5,790	5.7	4,589	4.7	6,484	5.4	7,262	5.2
Others	6,504	7.1	7,150	7.1	6,373	6.5	7,066	5.9	6,100	4.4
Total	$91,222	100.0	$100,999	100.0	$97,629	100.0	$119,154	100.0	$138,981	100.0

(1)	Total registered public external debt. It includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States, municipalities, Petrobras and Eletrobras.
(2)	Consists primarily of Dollars, Yen, Swiss Francs and Deutsche Marks.

Source: Central Bank

Of Brazil’s public sector external debt, $53.5 billion is redeemable in 2023 or thereafter. This represents 38.5% of the public sector external debt. The following table sets forth the amortization schedule of Brazil’s public sector external debt by creditor.

Table No. 34

Public Sector External Debt Amortization Schedule by Creditor(1)

	Outstanding as of December 31,
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023 and thereafter
		(in millions of dollars)
Multilateral Organizations	32,901	1,532	1,810	1,772	1,804	1,721	1,664	1,595	1,517	1,422	18,066
Commercial Banks	21,046	1,814	1,835	1,585	1,348	845	931	2,378	791	755	8,765
Foreign Governments	10,851	417	1,798	1,747	1,699	1,722	1,708	292	255	217	995
Bondholders	49,991	710	3,335	2,970	4,732	1,177	5,044	1,518	4,738	1,740	24,028
Other	24,191	12	11	8	7	13,709	1,779	2	0	7,000	1,663
Total	$138,981	$4,485	$8,789	$8,082	$9,589	$19,174	$11,125	$5,786	$7,301	$11,133	$53,517

(1)	This table includes debt with an original maturity of one year or more. Amortization figures in this table include only scheduled payments on outstanding debt as of December 31, 2013.

Source: Central Bank

External Federal Public Debt—EFPD

Brazil’s EFPD stood at R$99.0 billion in December 2009 (of which R$78.9 billion was represented by bonds and R$20.1 billion was in contractual debt), compared to R$94.7 billion in December 2013 (of which R$85.4 billion was represented by bonds and R$9.3 billion was in contractual debt). As a percentage of GDP, EFPD fell from 3.1% in December 2009 to 2.0% in December 2013.

In recent years, the National Treasury has concentrated its efforts on new debt issuances and reopenings of existing securities with benchmark maturities (10 and 30 years) in the global market, with the objective of developing its yield curve. This strategy is designed to provide liquidity for Brazilian government securities, which increases trading efficiency and lowers spreads between bid and ask prices. Along with fostering new debt issuances and reopenings of securities, the National Treasury has conducted liability management operations in order to: i) increase efficiency of the yield curve and reduce refinancing risk at specific points; ii) obtain net gains at current value (NPV savings); iii) redeem or exchange government securities that were issued with high coupons during periods of unfavorable market conditions. These operations are effected through tender offers, exchange offers and buyback operations; they may also take place in conjunction with new issuances.

There were three segments of liability management operations carried out over the last two decades. The first was the restructuring of Brazil’s external debt, known as the Brady restructuring, which concluded in 1994. The second occurred in August 2005, when the National Treasury held an auction to exchange approximately 80% of its C-Bonds (or $4.5 billion) for A-Bonds. In October 2005, the remaining stock of C-Bonds, estimated at $1.1 billion, was redeemed. On April 18, 2006, the Federal Government redeemed all of its outstanding Brady Bonds (approximately $6.6 billion) and thereby completed the third segment. Since the Brady restructuring in 1994, Brazil has timely serviced its external debt without default.

In 2005, due to the considerably lower need for external borrowing, Brazil decided to reduce its contractual debt and prepaid its $20.4 billion debt to the IMF. In the following year, Brazil bought back its remaining contractual debt with the Paris Club for $1.7 billion.

In June 2006, Brazil completed an offer to purchase EFPD securities denominated in dollars and euros consisting of 20 bonds scheduled to mature between 2007 and 2030, with a face-value amount of approximately $1.3 billion. In August 2006, Brazil completed an exchange offer of external debt securities denominated in dollars maturing in 2020, 2024, 2027 and 2030 for securities maturing in 2037. Approximately $500 million in securities at face value were exchanged.

Also in 2006, Brazil announced a permanent program to repurchase EFPD on a regular basis, which initially covered securities maturing up to 2010, including global bonds, euro bonds, Samurai bonds and Brady Bonds. In 2006, Brazil repurchased $7.1 billion in financial value ($6.1 billion at face value), or approximately one-third of the stock of Brazil’s global bonds and 15% of Brazil’s euro-denominated bonds maturing between 2007 and 2012.

The following table sets forth details of Brazil’s EFPD buyback program in the last 5 years.

Table No. 35

EFPD BUYBACK PROGRAM

	Face Value (US$ million)	Financial Value (US$ million)
2009	1,084.57	1,387.90
2010	3,223.91	4,276.82
2011	2,277.80	2,911.72
2012	1,394.13	1,774.98
2013	3,271.15	4,565.28

Source: Ministry of Finance/National Treasury Secretariat

Over the course of 2009, the National Treasury carried out two other operations: the change of financial conditions for certain contracts with multilateral organizations (World Bank and IDB) in July of 2009, resulting in lower interest rates and greater debt predictability, and prepayment of part of the Federal Government debt owed to the World Bank in December of 2009. Both the World Bank and the IDB allowed contract amendments to convert floating to fixed interest rates and in the case of the IDB, a conversion of principal debt into U.S. dollars. The renegotiation of all the loans not only generated interest savings, estimated at $77.56 million, but also brought greater predictability to the indexing factors applied to EFPD.

In September 2005, the National Treasury issued the Global BRL 2016 bond in the international market, the first security based on the yield curve in reais on the external market. The objective of this issuance was to take advantage of the enhanced synergy between internal and external debt markets, considering that the longest fixed rate security in the domestic market was a seven-year bond (NTN-F 2012). Global BRL 2022 and 2028 bonds were issued in 2006 and 2007, respectively. Global BRL 2021 and 2024 bonds were issued in 2012. Global 2023 bonds, denominated in U.S. Dollars, were issued in 2012 and 2013. Global 2025 bonds, denominated in U.S. Dollars, were issued in 2013 and 2014. Global 2045 bonds, denominated in U.S. Dollars, were issued in July 2014. In April 2014, the National Treasury issued a euro-denominated Global 2021 bond.

Through these issuances, the National Treasury continued its policy of increasing the efficiency of Brazil’s external market interest curve. The Treasury was able to take advantage of favorable market conditions in order to continue its policy and further anticipated buybacks of unbenchmarked securities.

With regard to issuances, two public offers of bonds denominated in dollars were carried out for the benchmark term of 10 years. The first took place in May 2013 and involved reopening of the Global 2023 bond, in the amount of U.S.$800 million, with U.S.$750 million on the European and American markets and U.S.$50 million on the Asian market. The bond was issued at a rate of 2.75% per year, 98 BPS above the US Treasury bonds maturing in February 2023. This was the smallest difference in the history of this type of issuance. The second external issuance occurred in October 2013 and was part of an external liability management operation, which also withdrew portions of several older bonds from the market. These old bonds are part of the National Treasury’s early buyback program since they have high coupons which are no longer consistent with current sovereign financing conditions in the external market.

The bond issued in the second 2013 transaction was the Global 2025, a new 10-year benchmark on the dollar curve with an interest coupon of 4.25%. The issuance reached a total volume of U.S.$3.25 billion. Of this amount, U.S.$3.2 billion was placed on the European and North American markets and U.S.$50 million was placed on the Asian market.

In 2013, the result of this program was early redemption of bonds denominated in dollars with a face value of U.S.$3.27 billion, an amount equivalent to U.S.$4.57 billion in market value.

Finally, with the objective of securing the resources necessary to service the anticipated external federal public debt in coming years, the National Treasury acquired approximately U.S.$2.9 billion in currency in 2013, enough to pay approximately 36.6% of the entire external federal debt maturing through 2017.

Table No. 36

External Federal Public Debt (R$ billions)

	2009	2010	2011	2012	2013
External Federal Public Debt[1]	99.0	90.1	83.3	91.3	94.7
EFPD (% of GDP)	3.1	2.4	2.0	2.1	2.0
Securities	78.9	69.4	71.7	78.2	85.4
Global US$	58.7	50.4	55.4	61.9	68.7
Euro	9.4	6.6	4.2	2.3	2.8
Global BRL	10.6	12.2	12.0	13.9	13.9
Bradies 2	0.2	0.2	0.1	0.1	—
Contractual	20.1	20.7	11.6	13.1	9.3
Multilateral Organizations	16.9	16.9	6.9	7.4	3.1
Private Financial Institutions/Gov. Agencies	3.2	3.8	4.7	5.7	6.2

(1)	All EFPD values converted to USD and then, converted to BRL at the spot FX-rate as of the month’s last day.
(2)	Refers to the pre-Brady bond (BIB), which does not have an embedded call option.

Source: National Treasury

In April 2014, the National Treasury issued a Global 2021 bond denominated in euros. The face value of the bond was €1.000.000.000, with an interest rate of 2.875% per annum. In July 2014, the National Treasury issued its new thirty-year benchmark bond denominated in U.S. Dollars, the Global 2045, in the aggregate principal amount of U.S.$3.55 billion (U.S.$3.5 billion in European and North-American markets plus U.S.$50 million in the Asian market). Of this, approximately U.S.$1.55 billion was issued in exchange for cash and approximately U.S.$2 billion was issued in exchange for previously issued bonds with maturities between 2024 and 2041. An additional U.S.$97 million of securities with maturities between 2024 and 2041 were purchased using the proceeds received from the issuance. The Global 2045’s nominal interest rate (5.0% per annum) is the lowest ever paid by Brazil for a 30-year benchmark bond. In September 2014, the National Treasury reopened the Global 2025 bond in the amount of U.S.$1.05 billion, with U.S.$1.0 billion issued in the European and American markets and U.S.$50 million issued in the Asian market.

Advances in External Debt Management

Since 2006, Brazil has made qualitative changes in its debt structure, including adopting a buyback program and launching tender offers involving EFPD bonds, in order to improve the maturity profile of its short-term debt. Brazil also offered its 2037 bonds, as part of a privately negotiated exchange offer transaction which occurred in 2006. The overall objective of these transactions was to improve Brazil’s external debt profile while lengthening average maturity terms. Other measures that Brazil adopted to further this objective included exercising the call option of Brady Bonds and repaying its debts to the Paris Club early.

In October of 2010, the National Monetary Council authorized the National Treasury to purchase foreign currency on the spot market as much as four years in advance of maturing external debt. The prior limit had been two years.

Advances in Domestic Debt Management

The National Treasury adopted a series of measures in 2006 aimed at improving FPD management. In the case of the DFPD, the National Treasury took steps to streamline domestic market operations and consolidate the process of opening the market to nonresident investors. Law No. 11,312/06 was approved, granting nonresidents an income tax exemption on gains earned on investments in Brazil’s public domestic debt bonds. This measure aligned Brazil with international practices, particularly among emerging countries. The measure also produced cost reductions for Brazil and lengthened debt maturities as a result of greater demand on the part of nonresident investors for longer-term fixed rate and inflation-linked securities.

To improve FPD management the Secondary Securities Market Working Group was formed in 2007. Coordinated by the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro) and the Brazilian Association of Closed Pension Fund Entities (Associação Brasileira das Entidades Fechadas de Previdência Complementar), the working group is composed of representatives of the Central Bank, National Treasury, Securities Commission and Government Pension Fund Secretariat. The task of the working group is to strengthen the Brazilian capital markets sector, deepen discussion on the role of institutional investors in the secondary market and increase the liquidity levels of fixed rate securities in Brazil.

In 2007, the National Treasury issued 10-year fixed rate bonds, called NTN-F 2017s, in the Brazilian domestic market for the first time. When issued, these bonds became Brazil’s longest term fixed rate domestic debt security, supplanting the NTN-F 2014, which was previously considered the longest term security. By the end of 2007, R$13.2 billion in NTN-F 2017 bonds had been issued, making these bonds a benchmark security.

Also, in order to increase transparency in the trading of federal public bonds in the secondary market, the National Treasury and the Central Bank, through Joint Normative Act No. 15, dated January 14, 2008, raised the disclosure standards that financial institutions classified as dealers must meet to access the National Treasury’s special operations. Specifically, specialist dealers must now post twice daily bid and ask quotations for each bond that is trading. The daily opening spread (the disclosure of bid and ask bond prices) will only be considered in the evaluation criteria if the average yield of the proposals is better or equal to the average yield on each occasion. This measure will allow market participants to have greater knowledge of the prices of offered bonds, providing more transparency and improving the pricing of bonds in primary and secondary markets.

In February 2008, the Central Bank altered the way it calculated the GGGD, to be initially applied to data collected in January 2008. The alterations affected: (i) placement of National Treasury securities in the Central Bank’s portfolio and (ii) repo operations for which the monetary authority is liable. The modifications took into consideration the fact that the National Treasury securities in the Central Bank’s portfolio are related to monetary policy management and do not represent effective fiscal debt. Using the new methodology, GGGD reached 58% of GDP on December 31, 2007 (compared to 64.4% as calculated by the old methodology). The new calculation does not affect the net debt to GDP ratio. On December 31, 2013, the GGGD decreased to 56.8% of GDP from 58.8% of GDP on December 31, 2012.

In 2010, the National Treasury introduced changes to its securities auctions and improvements to its dealers system, which were designed to improve the operation of the public securities market and thereby promote more efficient FPD financing. The changes adopted in connection with the auctions were made for the purpose of stimulating development of the secondary public bond market through fewer issuer interventions. Under the new dealers system, the performance of each dealer is evaluated every six months, and those with the worst performance evaluations are replaced. The performance evaluation is based mainly on direct and repo transactions with the market and shares in public offerings. The rules of and criteria for the dealer system are defined in Joint Normative Acts No. 28 and No. 29, dated February 6, 2013.

The presence of a broad and diversified investor base ensures enhanced demand stability for securities issued by Brazilian agencies and provides the bond market for Brazilian securities with increased liquidity, resulting in lower costs and decreased risk for the issuer. For these reasons, expanding the base of investors in Brazilian securities has been repeatedly discussed as a priority in National Treasury’s Annual Borrowing Plans. CMN Resolution No. 4,034, dated November 30, 2011, altered the policy on investments in public securities involving the resources of the Extramarket Funds of state-owned companies (Extramarket Funds are funds managed by the Federal Government), semi-autonomous agencies and public funds. Based on this new resolution, the investment policies of those funds must be linked to one of the Anbima Market Index (“IMA”) indices (which represent theoretical portfolios of federal public securities), and the linked index cannot be an IMA index tied to the Selic overnight rate.

To comply with the CMN resolution, in 2012, the National Treasury Secretariat performed securities exchange operations with Extramarket Funds with the Labor Compensation Fund (Fundo de Garantia por Tempo de Serviço Labor Compensation Fund or “FGTS”), resulting in total redemption of R$99.3 billion in securities linked to the Selic overnight rate (LFT) and R$6 billion in short term fixed-rate securities (“LTN”).

As a result, the FPD was deeply transformed throughout the first half of 2012. After the operations in February and June, the percentage of the Federal Government’s portfolios linked to a floating rate decreased from 66% as of January 2012 to 0.3% in December 2012. As of December 31, 2013, the percentage of the Federal Government’s portfolios linked to a floating rate was 0.5%.

On December 27, 2012, CMN adopted rules that set forth the terms of open private pension fund portfolios. The council issued Resolution No. 4176, which requires open pension fund entities to manage investment fund portfolios in such a way that the minimum average initial term of securities held in these portfolios will be 1,825 days (5 years) and, cumulatively, the average minimum refinancing term will be 1,095 days (3 years). Entities have a transition period, concluding on December 31, 2015, during which they must implement the new rules. As of May 31, 2013, portfolios that had average terms shorter than those prescribed by the new law cannot permit their average terms to be shortened further. These rules apply to the overall assets included in the funds offered by a single institution, and not to each fund individually. The objective of the measure is to ensure that a majority of assets backing open private pension funds are not linked to very short-term interest rates.

External Debt Restructuring and Debt Record

In November 1983, in light of the Brazilian external debt portfolio at the time, Brazil decided to formalize a global agreement with representatives of 16 countries in the Paris Club framework, with the objective of consolidating its debt with those creditors. The agreement with the Paris Club resulted in specific bilateral agreements between Brazil and each one of the creditors involved, setting forth specific conditions for each agreement, including interest rates applicable to the refinancing operation, due dates and other terms. Another agreement was signed on February 12, 1992 to restructure part of the public sector debt financed by the Paris Club. The agreement involved 25 agencies in 13 different countries and rescheduled the debt for a period of 14 years, with a three year grace period. To induce its creditors in the Paris Club to agree to the restructuring, Brazil had to adopt a stabilization program approved by the IMF.

On July 9, 1992, Brazil and the Bank Advisory Committee, which consisted of nineteen of Brazil’s largest commercial bank creditors, reached an agreement on the restructuring of Brazil’s medium- and long-term public sector indebtedness owed to commercial banks, as well as a parallel arrangement for interest arrears accrued in respect of such indebtedness since January 1, 1991. Pursuant to that agreement, on April 15, 1994, Brazil issued approximately $43.1 billion principal amount of bonds (referred to as Brady Bonds) to holders of certain medium- and long-term public sector debt (which is referred to herein as Eligible Debt) of Brazil, or guaranteed by Brazil, owed to commercial banks and certain other private sector creditors in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since January 1, 1991.

On April 18, 2006, the Federal Government redeemed early $6.6 billion aggregate principal amount of Brady Bonds representing the entire outstanding amount of such bonds. Also, with the strong performance of the Brazilian economy, in early 2006, the National Treasury pre-paid its remaining debt owed to the Paris Club, corresponding to $1.74 billion. Since the Brady restructuring in 1994, Brazil has timely serviced its external debt without default.

TABLES AND SUPPLEMENTARY INFORMATION

Table No. 37

External Direct Debt of the Federal Government(1)

					Principal Amount (2)
		Issue	Final		Outstanding at
Type	Interest	Date (2)	Maturity	Currencies (3)	Dec 31, 2013	Interest
Multilateral Organizations
World Bank	Variable	15-Sep-02	15-Jun-17	USD	1	1,098%
World Bank	Variable	15-Aug-08	15-Aug-23	USD	4	0,398%
World Bank	Variable	15-Aug-09	15-Feb-39	USD	42	1,098%
World Bank	Variable	15-Jul-05	15-Jan-22	USD	384	1,098%
World Bank	Variable	15-Jan-07	15-Jul-23	USD	1	0,848%
World Bank	Variable	15-Jan-06	15-Jul-22	USD	4	0,848%
World Bank	Variable	15-Jun-07	15-Dec-22	USD	100	0,398%
World Bank	Variable	15-Jun-06	3-Jun-24	USD	47	0,398%
World Bank	Variable	15-Dec-08	13-Jan-41	USD	36	0,348%
World Bank	Variable	15-Dec-09	22-Jun-40	USD	2	0,348%
World Bank	Variable	15-May-10	15-May-40	USD	33	0,348%
World Bank	Variable	15-Jul-04	3-Nov-20	USD	55	0,348%
World Bank	Variable	15-Nov-99	15-Nov-14	USD	1	7,290%
World Bank	Variable	10-May-12	15-May-42	USD	189	0,348%
World Bank	Variable	2-Dec-12	7-Jun-42	USD	2	0,348%
World Bank	Variable	13-Sep-11	15-Sep-29	USD	5	0,348%
World Bank	Variable	15-Dec-03	15-May-18	USD	3	1,620%
				Total (World Bank)	908
IDB	Variable	11-Dec-10	11-Dec-35	USD	3	0,246%
IDB	Variable	15-Dec-10	15-Dec-30	USD	78	0,246%
IDB	Variable	15-Dec-10	15-Dec-30	USD	1	0,246%
IDB	Variable	18-May-01	18-May-21	USD	211	3,500%
IDB	Variable	15-Jan-08	15-Jan-28	USD	25	3,500%
IDB	Variable	15-Jan-08	15-Jan-27	USD	52	3,500%
IDB	Variable	10-Mar-10	10-Mar-30	USD	2	0,246%
IDB	Variable	15-Sep-10	15-Sep-30	USD	3	0,246%
IDB	Variable	30-Jan-12	30-Jan-32	USD	3	0,246%
				Total (IDB)	378
Others	5.820%	1-Sep-01	1-Mar-17	USD	5	5,820%
				Total Others (from Multilateral Organizations)	5
Total (Multilateral Organizations)					1.291
Foreign governments
Governments Agencies	2.000%	21-Apr-87	31-Dec-18	USD	5	2,000%
Governments Agencies	2.750%	1-Aug-01	1-Aug-16	JPY	11	2,750%
Governments Agencies	2.000%	30-Jun-05	30-Jun-19	EUR	10	2,000%
Governments Agencies	3.500%	30-Jun-05	30-Dec-16	EUR	0	3,500%
Governments Agencies	4.500%	17-Jan-85	31-Dec-15	DEM	0	4,500%
Governments Agencies	2.000%	30-Jun-05	30-Dec-16	EUR	0	2,000%
Governments Agencies	4.200%	15-Oct-10	20-Aug-15	USD	1	4,200%
Governments Agencies	Variable	20-Oct-10	20-Apr-28	JPY	26	2,400%
Governments Agencies	4.500%	30-Jun-04	30-Dec-17	DEM	1	4,500%
Governments Agencies	Variable	26-Dec-00	26-Dec-15	JPY	0	2,400%
Governments Agencies	Variable	26-Dec-04	26-Jun-16	JPY	78	2,600%
Governments Agencies	Variable	24-May-07	24-Nov-17	JPY	43	2,400%
Governments Agencies	4.500%	26-Jun-04	29-Jun-21	EUR	4	4,500%
Total (Foreign Governments)					179

					Principal Amount (2)
		Issue	Final		Outstanding at
Type	Interest	Date (2)	Maturity	Currencies (3)	Dec 31, 2013	Interest
BONDS
Bonds (GLOBAL)
Global Bond (2014)	10.500%	14-Jul-04	11-Jul-14	USD	368	10,500%
Global Bond (2015)	7.875%	7-Mar-05	7-Mar-15	USD	1.025	7,875%
Global Bond (2016)	12.500%	26-Sep-05	5-Jan-16	BRL	1.230	12,500%
Global Bond (2017)	6.000%	14-Nov-06	13-Jan-17	USD	2.277	6,000%
A Bond (2018)	8.000%	1-Aug-05	20-Jan-18	USD	513	8,000%
Global Bond (2019)	8.875%	14-Oct-04	14-Oct-19	USD	795	8,875%
Global Bond (2019-N)	5.875%	6-Jan-09	15-Jan-19	USD	1.949	5,875%
Global Bond (2020)	12.250%	26-Jan-00	14-Jan-20	USD	168	12,250%
Global Bond (2021)	4.875%	22-Apr-10	22-Jan-21	USD	2.988	4,875%
Global Bond (2022)	12.500%	13-Sep-06	5-Jan-22	BRL	964	12,500%
Global Bond (2023)	2.625%	12-Sep-12	5-Jan-23	USD	2.150	2,625%
Global Bond (2024)	8.875%	16-Mar-01	14-Apr-24	USD	1.165	8,875%
Global Bond (2024-B)	8.875%	16-Apr-03	14-Apr-24	USD	121	8,875%
Global Bond (2024)	8.500%	27-Apr-12	5-Jan-24	BRL	1.345	8,500%
Global Bond (2025)	8.750%	4-Feb-05	4-Feb-25	USD	1.049	8,750%
Global Bond (2025-B)	4.250%	1-Nov-13	7-Jan-25	USD	3.250	4,250%
Global Bond (2027)	10.125%	9-Jun-97	15-May-27	USD	1.398	10,125%
Global Bond (2028)	10.250%	14-Feb-07	10-Jan-28	BRL	2.034	10,250%
Global Bond (2030)	12.250%	29-Mar-00	5-Mar-30	USD	519	12,250%
Global Bond (2034)	8.250%	20-Jan-04	19-Jan-34	USD	2.155	8,250%
Global Bond (2037)	7.125%	18-Jan-06	20-Jan-37	USD	3.013	7,125%
Global Bond (2040)	11.000%	17-Aug-00	17-Aug-40	USD	1.156	11,000%
Global Bond (2041)	5.625%	7-Oct-09	7-Jan-41	USD	2.925	5,625%
				Total (“Globals”)	34.557
Bonds (EUROS)
2005 Euro Bond (2015)	7.375%	3-Feb-05	3-Feb-15	EUR	683	7,375%
1997 Euro Bond (2017)	11.000%	26-Jun-97	26-Jun-17	ITL	427	11,000%
				Total (“Euros”)	1.111
TOTAL (BONDS)					35.668
Commercial Banks
Import Financing Credits with Guarantee of Foreign Governments	5.540%	29-Dec-05	29-Jun-21	USD	374	5,540%
Import Financing Credits without Guarantee of Foreign Governments	Variable	19-Jun-02	5-Aug-14	USD	0	0,788%
Import Financing Credits without Guarantee of Foreign Governments	5.500%	15-Jun-10	15-Dec-16	EUR	371	5,500%
Import Financing Credits without Guarantee of Foreign Governments	5.500%	15-Jun-10	15-Dec-16	EUR	231	5,500%
Import Financing Credits without Guarantee of Foreign Governments	6.880%	20-Dec-02	30-Nov-15	USD	1	6,880%
Import Financing Credits without Guarantee of Foreign Governments	6.880%	29-Nov-07	19-Jan-16	USD	1	6,880%
Import Financing Credits without Guarantee of Foreign Governments	8.420%	12-Apr-97	15-Apr-15	USD	141	8,420%
Import Financing Credits without Guarantee of Foreign Governments	5.100%	14-Dec-11	15-Jun-20	EUR	175	5,100%
Loans	Variable	5-Dec-00	1-Dec-19	GBP	0	0,525%

					Principal Amount (2)
		Issue	Final		Outstanding at
Type	Interest	Date (2)	Maturity	Currencies (3)	Dec 31, 2013	Interest
Loans	Variable	5-Dec-00	1-Apr-35	GBP	0	0,525%
Total (Commercial Banks)					1.295
Others
Import Financing Credits without Guarantee of Foreign Governments	Variable	25-Feb-01	25-Aug-18	USD	15	1,098%
Import Financing Credits without Guarantee of Foreign Governments	7.330%	14-Mar-02	14-Mar-16	USD	6	7,330%
Total (Others)					21
TOTAL			Total Amount		38.454

(1)	Does not include debt incurred by the Central Bank.
(2)	In the case of multiple tranches, the date refers to the first issuance of the security.
(3)	Currencies other than U.S. dollars translated into U.S. dollars by the exchange rate (sell side) as of December 31, 2013.

Source: Central Bank.

Table No. 38

External Debt Guaranteed by the Federal Government

					Principal Amount
		Issue	Final		Amount	Outstanding at
Type	Interest	Date	Maturity	Currencies	Disbursed	Dec 31, 2013
					(in millions of dollars)
I. To Public Entities
Multilateral Organizations
World Bank	Various	Various	Various	Various	13,608	12,780
Inter-American Development Bank (IDB)	Various	Various	Various	Various	16,342	12,223
International Monetary Fund (IMF)	Various	Various	Various	SDR	4,446	4,446
Others	Various	Various	Various	Various	1,000	893
Total (Multilateral Organizations)						30,342
Foreign Governments
Import Financing Credits	Various	Various	Various	Various	524	216
Original Loans	Various	Various	Various	Various	2,657	1,833
Total (Foreign Governments)						2,049
Commercial Banks
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	375	250
Loans	Various	Various	Various	Various	4,507	4,042
			Total (Commercial Banks)			4,292
			Total for Public Entities			36,684
II. To Private Companies
(Including Privatized Companies) Loans	Various	Various	Various	Various	337	99
III. Intercompany Loans
	Various	Various	Various	Various	0	0
			Total for Private Entities			99
Total for Public and Private Entities						36,782

1)	Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (sell side) at December 31, 2013.

Source: Central Bank.

Table No. 39

Internal Securities Debt of the Republic

Outstanding on December 31, 2013

Name	Index(1)	Interest Rate	Issuance Date	Final Maturity	Outstanding Amount(3)
					(millions of $)
National Treasury Letters (NTL)	Fixed	— (2)	Various (Jan 2011–Dec 2013)	Various (Jan 2014–Jul 2017)	$275,594
National Treasury Notes (NTN)
A Series		$6.00%	Various (Dec 1997–Oct 2000)	Various (Apr 2014–Apr 2024)	$3,833
B Series	IPCA	6.00%	Various (Mar 2002–Dec 2013)	Various (Aug 2014-Aug 2050)	$286,090
C Series	IGP-M	6% and 12%	Various (Jan 2001–Dec 2006)	Various (Jul 2017–Jan 2031)	$30,188
F Series	Fixed	10%	Various (May 2006–Dec 2013)	Various (Jan 2014–Jan 2023)	$101,608
I Series		$0% and 12%	Various (Mar 1999–Apr 2001)	Various (Jan 2014–Jul 2037)	$526
P Series	TR	6.00%	Various (Jan 1999–Jan 2011)	Various (Jan 2014–Jan 2027)	$93
Financial Treasury Letters (FTL)	Overnight	—	Various (Jan 2008–Dec 2013)	Various (Mar 2014–Mar 2019)	$168,472
A Series	Overnight	0.0245% (4)	Various (Jan 1999–May 2000)	Various (Jan 2014–May 2015)	$91
B Series	Overnight	—	Various (Sep 2000-Dec 2010)	Sep 2015	$159
National Treasury Certificate (CTN)	IGP-M	12%	Various (May 1998–Aug 2004)	Various (May 2018–Aug 2024)	$4,318

(1) Securities indexed to each indicated rate/index:

Overnight = Central Bank’s overnight rate

IGPM = General Price Index (market based)

$ = U.S. dollar exchange rate

TR = Index based on average daily rate of certificates of deposit issued by certain major

Brazilian banks

(2)	Zero-coupon securities issued at a discount from their face amount.
(3)	Exchange rate (selling rate) at end of December 31, 2013 (R$2,3426 =$1.00).
(4)	Monthly interest rate.

Source: National Treasury Secretariat